    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 7, 1997.


                                                      REGISTRATION NO. 333-33653
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 3 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         METROMEDIA FIBER NETWORK, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                  4813                                 11-3168327
   (State or other jurisdiction of           (Primary Standard Industrial                  (I.R.S. Employer
    incorporation or organization)           Classification Code Number)                Identification Number)

                              110 East 42nd Street

                                   Suite 1502

                               New York, NY 10017

                                 (212) 687-9177

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                              STEPHEN A. GAROFALO

                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                         METROMEDIA FIBER NETWORK, INC.

                              110 EAST 42ND STREET

                                   SUITE 1502

                               NEW YORK, NY 10017

                                 (212) 687-9177

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

          JAMES M. DUBIN, ESQ.                        JOHN W. WHITE, ESQ.
PAUL, WEISS, RIFKIND, WHARTON & GARRISON            CRAVATH, SWAINE & MOORE
       1285 AVENUE OF THE AMERICAS                      WORLDWIDE PLAZA
      NEW YORK, NEW YORK 10019-6064                    825 EIGHTH AVENUE
             (212) 373-3000                      NEW YORK, NEW YORK 10019-7475
                                                        (212) 474-1000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED MAXIMUM
                    TITLE OF EACH CLASS                                AGGREGATE                    AMOUNT OF
               OF SECURITIES TO BE REGISTERED                    OFFERING PRICE (1)(2)         REGISTRATION FEE(3)
Class A Common Stock, par value $.01 per share..............         $115,000,000                  $34,848.48

(1) Includes shares which may be purchased by the Underwriters solely to cover over-allotments, if any.

(2) Estimated solely for purposes of calculating the registration fee.

(3) Calculated pursuant to Rule 457(o). The registration fee was wired to the Securities and Exchange Commission in connection with the initial filing.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This Registration Statement contains two forms of Prospectus to be used in connection with the U.S. Offering and the International Offering, respectively, as described herein and collectively comprising the Offerings. The Prospectus to be used in connection with the U.S. Offering (the "U.S. Prospectus") is set forth in full following this Explanatory Note. The Prospectus to be used in connection with the International Offering is identical to the U.S. Prospectus except that the outside front cover, the back cover and the section entitled "Underwriting" are replaced with alternative versions included herein following the U.S. Prospectus.

                             SUBJECT TO COMPLETION

                             DATED OCTOBER 7, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                                 [LOGO]
PROSPECTUS
6,600,000 SHARES
METROMEDIA FIBER NETWORK, INC.

CLASS A COMMON STOCK
($.01 PAR VALUE)

All of the shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock") offered hereby are being sold by Metromedia Fiber Network, Inc. ("MFN" or the "Company"). Of the 6,600,000 shares of Class A Common Stock offered hereby, 5,610,000 shares of Class A Common Stock are being offered by the U.S. Underwriters (as defined herein) in the United States and Canada (the "U.S. Offering") and 990,000 shares of Class A Common Stock are being offered by the International Underwriters (as defined herein) in a concurrent international offering outside the United States and Canada (the "International Offering" and, together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters (collectively, the "Underwriters"). The initial public offering price and the aggregate underwriting discount per share will be identical for the Offerings. See "Underwriting." The closing of the U.S. Offering and the International Offering are conditioned upon each other. Each share of Class A Common Stock entitles its holder to one vote, whereas each share of the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), entitles its holder to ten votes per share. In addition, holders of the Class B Common Stock vote as a separate class to elect at least 75% of the members of the Company's Board of Directors. Metromedia Company and its partners beneficially own all of the outstanding shares of Class B Common Stock.

Prior to the Offerings, there has been no public market for the Class A Common Stock. It is currently anticipated that the initial public offering price will be between $14.00 and $16.00 per share of Class A Common Stock. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Class A Common Stock has been approved for quotation and trading on the Nasdaq National Market under the symbol "MFNX".

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    PRICE TO              UNDERWRITING          PROCEEDS TO
                                    PUBLIC                DISCOUNT              COMPANY(1)
Per Share.........................  $                     $                     $
Total(2)..........................  $                     $                     $

(1) Before deducting offering expenses payable by the Company, estimated at $1,000,000.

(2) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 990,000 additional shares of Class A Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Company
    will be $         , $         and $         , respectively. See
    "Underwriting."

The shares of Class A Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Class A Common Stock offered hereby will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository
Trust Company, on or about         , 1997.

SALOMON BROTHERS INC

                          DONALDSON, LUFKIN & JENRETTE
                                   SECURITIES
                      CORPORATION

                                                        DEUTSCHE MORGAN GRENFELL

The date of this Prospectus is             , 1997.

[MAPS OF METROMEDIA FIBER NETWORK, INC'S
EXISTING AND PLANNED FIBER OPTIC NETWORKS]


    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF CLASS A COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE CLASS A COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING OR STABILIZING THE PRICE OF THE CLASS A COMMON STOCK, PASSIVE MARKET MAKING AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY AND SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO, AND OTHER FINANCIAL DATA APPEARING ELSEWHERE IN THIS PROSPECTUS. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT REQUIRES OTHERWISE, THE TERMS "COMPANY" AND "MFN" REFER TO METROMEDIA FIBER NETWORK, INC. AND ITS SUBSIDIARIES. UNLESS OTHERWISE INDICATED, ALL INFORMATION INCLUDED IN THIS PROSPECTUS (I) ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED, (II) HAS BEEN ADJUSTED TO REFLECT THE RECLASSIFICATION OF THE COMPANY'S COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "OLD COMMON STOCK"), PURSUANT TO WHICH EACH SHARE OF OLD COMMON STOCK WILL BECOME ONE SHARE OF CLASS A COMMON STOCK (THE "COMMON STOCK RECLASSIFICATION"), (III) HAS BEEN ADJUSTED TO REFLECT THE RECLASSIFICATION AND EXCHANGE OF EACH SHARE OF THE COMPANY'S SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE (THE "SERIES B PREFERRED STOCK") FOR 507 SHARES OF CLASS B COMMON STOCK (THE "SERIES B RECLASSIFICATION" AND TOGETHER WITH THE COMMON STOCK RECLASSIFICATION, THE "RECLASSIFICATIONS") AND (IV) HAS BEEN ADJUSTED TO GIVE EFFECT TO A REVERSE STOCK SPLIT OF THE COMPANY'S OLD COMMON STOCK, PURSUANT TO WHICH EACH SHARE OF OLD COMMON STOCK BECAME .507 SHARES OF OLD COMMON STOCK (THE "REVERSE STOCK SPLIT"). THE CLASS A COMMON STOCK AND THE CLASS B COMMON STOCK ARE COLLECTIVELY REFERRED TO AS THE "COMMON STOCK." SEE THE "GLOSSARY" APPEARING ELSEWHERE HEREIN FOR DEFINITIONS OF CERTAIN TECHNICAL TERMS USED IN THIS PROSPECTUS.

                                  THE COMPANY

GENERAL

    The Company is a facilities-based provider of technologically advanced, high-bandwidth, fiber optic communications infrastructure to carrier and corporate/government customers. The Company is expanding its existing network to encompass approximately 229,000 fiber miles or 643 route miles, concentrated in the northeastern United States, a market which the Company believes is characterized by significant demand for and limited supply of fiber optic capacity. The fiber infrastructure leased by MFN to its customers provides high-bandwidth capacity for customers that seek to establish secure communications networks for the transmission of large amounts of voice, data and video. For example, a pair of MFN fiber optic strands can transmit up to 8.6 gigabits of data per second or the equivalent of approximately 129,000 simultaneous voice conversations.

    The Company tailors the amount of fiber capacity leased to the needs of its customers. Certain customers that lease fiber optic capacity from the Company connect their own transmission equipment to the leased fiber, thereby obtaining a fixed-cost, secure communications alternative to the metered communications services offered by traditional providers. Other customers that require lesser amounts of transmission capacity will have the option to lease such broadband capacity on the Company's network, whereby the Company effectively divides a single strand of fiber into multiple smaller communications channels. The Company believes that it will have installation, operating and maintenance cost advantages per fiber mile relative to its competitors because MFN installs as many as 432 fibers per route mile as compared to a generally lower number of fibers in existing competitive networks.

    The Company was formed in 1993 and currently operates a 54 route mile fiber optic communications network in the New York/New Jersey metropolitan area (the "NY Network"), consisting of 7,188 fiber miles, approximately two-thirds of which are currently available for lease. Within the next two years the Company plans to complete an expansion of the NY Network to increase its coverage within the New York/New Jersey metropolitan area. In addition, the Company intends to construct intra-city fiber networks in Washington, D.C., Chicago and Philadelphia and an inter-city fiber optic route between New York City and Washington, D.C. The Company currently intends to expand its network in order to connect the NY Network with other major domestic metropolitan areas, in part through the exchange of fiber capacity with other carriers, and to extend its network to link the NY Network to London, England, thereby providing a valuable connection between two of the world's most important financial centers. See "Business -- Build-out of Networks," and "Risk Factors -- Risks Associated with Growth Strategy; Management of Expansion." The Company's NY Network supports a self-healing SONET architecture that minimizes the risk of downtime in the event of a fiber cut and provides MFN's customers with high security and reliability. It is expected that the Company's other intra-city networks will also support a self-healing SONET architecture. Most of the Company's fiber is installed inside high density polyethylene conduit to protect the cable and, where practicable, MFN installs additional unused conduits to accommodate future network expansion.


    MFN is focused on providing its broadband communications infrastructure to two main customer groups: communications carriers and corporate/government customers located in selected Tier I markets. Carrier customers targeted by the Company include a broad range of communications companies such as incumbent local exchange carriers ("ILECs"), competitive local exchange carriers ("CLECs"), long distance companies/interexchange carriers ("IXCs"), paging, cellular and PCS companies, cable companies, and Internet service providers ("ISPs"). These carrier customers typically would lease fiber optic capacity with which they would develop their own communications networks as a low-cost alternative to building their own infrastructure or purchasing metered services from ILECs or CLECs. The Company's corporate and government customers would typically lease fiber optic infrastructure and other broadband services on a point-to-point basis for high-bandwidth, secure voice and data networks. The Company believes that it will be well-positioned to penetrate the corporate and government markets since it plans to continue to install most of its fiber in Tier I markets. See "Business -- Customers."


    MFN intends to capitalize on the increasing demand for high-bandwidth communications services and the limited supply of transmission capacity. Based on management experience and industry reports, the Company believes that demand for the broadband communications infrastructure afforded by its network will continue to increase as a result of the following factors: (i) the rapid growth of communications traffic, such as data traffic which industry research indicates is growing by 35% annually; (ii) the large number of new carriers which will require significant transmission capabilities in all sectors of the communications industry, due in large part to industry deregulation facilitated by the Telecommunications Act of 1996 (the "1996 Act"); (iii) the fact that the RBOCs will likely need to upgrade to fiber optic networks with infrastructure similar to the Company's; and (iv) the advent of new communications services requiring large amounts of transmission capacity, such as intranet and video services. According to an industry report, the total 1995 market for communications services in the United States was approximately $183 billion and is expected to grow to approximately $291 billion by the year 2001. In addition, the Company believes there will be increased demand for its infrastructure due to its ability to offer fixed-cost pricing which is generally more economical for high volume users than traditional usage-based pricing.


    On April 30, 1997, Metromedia Company, a partnership owned and controlled by John W. Kluge and Stuart Subotnick ("Metromedia"), and certain of its affiliates made a substantial equity investment in the Company (the "Metromedia Investment"). Metromedia and its partners own all of the outstanding shares of Class B Common Stock which is entitled to 10 votes per share and to vote separately to elect at least 75% of the members of the Company's Board of Directors (the "Board"). As a result, Metromedia and its partners own and control approximately 26% of the common equity of the Company (on a fully diluted basis, without giving effect to the Offerings) and approximately 76% of the outstanding voting power (on a fully diluted basis, without giving effect to the Offerings). Metromedia and its predecessor have successfully invested in and operated numerous businesses in the communications industry, including cellular, paging, long distance and media companies. In connection with the Metromedia Investment, John W. Kluge and Stuart Subotnick, who bring considerable management and corporate governance experience to the Company, joined MFN's Board of Directors. See "Certain Relationships and Related Transactions." In addition, David Rockefeller has agreed to join the Board shortly after consummation of the Offerings. Mr. Rockefeller will bring considerable management and investing experience to the Company.

BUSINESS STRATEGY

    The Company's objective is to become the preferred facilities-based provider of broadband communications infrastructure to communications carriers, corporations and government agencies, primarily in the northeastern United States. The following are the key elements of MFN's strategy to achieve this objective:

ESTABLISH THE COMPANY AS THE PREFERRED CARRIERS' CARRIER OF BROADBAND
  COMMUNICATIONS INFRASTRUCTURE.

    MFN leases broadband communications infrastructure on a fixed-cost basis to various communications carriers, thus enabling them to compete in markets which were previously difficult to penetrate due to limited and/or costly access to high-bandwidth communications infrastructure. Specifically, the Company plans to lease local transmission capacity within its target Tier I markets thereby enabling its carrier customers to bypass the ILECs and CLECs. The Company believes that it is currently the only provider of local transmission infrastructure on a fixed-cost basis. Additionally, the Company plans to lease capacity on its high-bandwidth, long-haul Inter-City Network (as defined herein) to provide seamless connectivity between its various Intra-City Networks (as defined herein). The Company's fixed-cost, long-term contracts allow its carrier customers to access certain Tier I markets without incurring the high capital expenditures and long lead times usually associated with building their own networks. Carriers may be more likely to lease capacity from MFN rather than from a competitor since MFN currently has no plans to offer communications infrastructure services on a metered basis, choosing instead to position itself as a non-competing provider of infrastructure alternatives for IXCs, ILECs, CLECs, etc. See "Business -- Customers."

POSITION THE COMPANY AS THE PREFERRED PROVIDER OF BROADBAND COMMUNICATIONS
  INFRASTRUCTURE TO CORPORATE AND GOVERNMENT CUSTOMERS.

    The Company's fiber optic network is expected to serve Tier I markets in which there are a large number of corporations and government agencies that the Company believes have significant demand for communications capacity which has not been satisfied. These customers typically lease broadband communications infrastructure from the Company on a point-to-point basis, creating secure networks for voice, video or data communications. Customers with significant transmission needs or who require a high degree of security are potential candidates for leasing MFN's fiber. Customers seeking lesser amounts of broadband transmission capacity will have the option of leasing smaller amounts of capacity from the Company. By providing leased capacity on a fixed-cost rather than a metered basis, MFN's network, as currently planned, will be more economical for MFN's corporate and government customers, while also providing enhanced reliability and security. See "Business -- Customers."

STRENGTHEN MFN'S COMPETITIVE POSITION BY EXPANDING THE MFN NETWORK.

    The Company seeks to enhance its attractiveness as a communications provider by enlarging its network according to a three-part plan: (i) expanding the NY Network to increase coverage of the New York/New Jersey metropolitan area to approximately 61,000 fiber miles covering 179 route miles, (ii) constructing fiber optic intra-city telecommunications networks in Washington, D.C., Chicago and Philadelphia (the "Intra-City Networks") and (iii) constructing a fiber optic backbone between New York City and Washington, D.C. (the "Inter-City Network") to link certain of its Intra-City Networks. Once completed, MFN's domestic fiber optic network infrastructure, as currently planned, will consist of approximately 229,000 fiber miles covering 643 route miles (the "MFN Network").

UTILIZE STRATEGIC RELATIONSHIPS TO EXPAND THE REACH OF THE MFN NETWORK.


    Another part of MFN's strategy is to enter into agreements with other communications companies to expand the reach of the MFN Network. The Company has entered into an agreement with a subsidiary of Racal Electronics Plc ("Racal"), a United Kingdom manufacturer of electronics and other equipment and provider of telecommunications services in the UK, to establish a 50/50 joint venture (the "MFN/Racal Joint Venture"). The MFN/Racal Joint Venture would link the Company's network to London by acquiring transatlantic fiber optic cable rights linking points of presence in the US and the UK. The MFN/Racal Joint Venture would enable the Company to offer its customers seamless broadband connectivity between New York and London. The foregoing remains subject to the timely completion and execution of long-form definitive documentation and of various ancillary agreements between the Company and certain affiliates of Racal for the provision of services and facilities to the MFN/Racal Joint Venture. No assurance can be made that the Company will complete the documentation or agreements on satisfactory terms or at all. The Company believes that its presence in Tier I markets will continue to provide similar partnering opportunities. The Company will continue to evaluate opportunities, including potential fiber swaps, along specific additional routes in order to speed the build-out of the MFN Network and reduce costs.

CREATE A LOW COST POSITION.

    The Company believes it will be able to establish a low cost position relative to its competitors primarily for the following reasons: (i) the Company currently installs trunks of up to 432 fibers per route mile, which the Company believes is substantially more fiber than many of its competitors install, thereby reducing the per fiber mile cost to construct and operate the MFN Network, (ii) the Company owns a newly-constructed network with advanced fiber optic technology which offers operating and maintenance cost advantages, (iii) the Company believes that certain of its rights-of-way and franchises are valuable assets that will be costly and difficult for others to procure in the future and (iv) MFN, where practicable, installs spare conduit which will allow for expanded fiber optic capacity at a cost significantly below the cost of new construction. The Company's low cost position will allow it to remain price competitive with other providers of fiber optic infrastructure and to lease its fiber infrastructure at a price which customers will find more attractive than the cost of constructing their own networks.

INSTALL A TECHNOLOGICALLY ADVANCED NETWORK.

    The Company believes that the advanced technical characteristics of its network will allow it to provide high levels of reliability, security and capacity that its target customers typically demand. The NY Network is, and future extensions of the Intra-City Networks will be, capable of supporting a SONET ring architecture, which prevents interruption in service to its clients by instantaneously rerouting traffic in the event of a fiber cut. The Company will also continuously monitor and maintain high quality control of its network on a 24-hour basis through its network operations center. The Company's network is capable of using the highest commercially available capacity transmission (OC-192) and thereby can support advanced, capacity-intensive data applications such as Frame Relay, ATM, multimedia and Internet-related applications.

BUILD ON MANAGEMENT EXPERIENCE AND METROMEDIA RELATIONSHIP.

    The Company's management team and Board of Directors include individuals with communications industry expertise and extensive experience in network design, construction, operations and sales. MFN's Chief Executive Officer and founder, Stephen A. Garofalo, has approximately 25 years of experience in the cable installation business, having managed the installation of over one half billion dollars in electrical and communications cable in New York City. In April 1997, the Company hired Howard Finkelstein as President and Chief Operating Officer. From 1984 to 1993, Mr. Finkelstein served as President of Metromedia Communications Corporation, Metromedia's long distance telephone enterprise, until its merger with WorldCom, Inc. in 1993. In his most recent position, Mr. Finkelstein was the Chief Operating Officer and an Executive Vice President of Metromedia International Telecommunications, Inc., an international telecommunications and media company. He has also served in various capacities at Metromedia and its affiliated companies over a period of 16 years. The Company also expects to benefit from the communications industry expertise and corporate governance experience of John W. Kluge, Stuart Subotnick and David Rockefeller. As the owner of all of the Class B Common Stock, Metromedia and its general partners will control the Board and all stockholder decisions and, in general, determine the outcome of any corporate transaction or other matter submitted to the stockholders for approval. See "Risk Factors--Control by and Reliance Upon Metromedia Company" and "Certain Relationships and Related Transactions."

    MFN is a Delaware corporation and the principal executive offices of the Company are located at 110 East 42nd Street, Suite 1502, New York, New York 10017. The Company's telephone number at such address is (212) 687-9177.

                                       THE OFFERINGS

Common Stock offered hereby:

    U.S. Offering......................  5,610,000 shares of Class A Common Stock

    International Offering.............  990,000 shares of Class A Common Stock
                                         ---------------------------------------------------

                                         6,600,000 shares of Class A Common Stock
      Total (1)........................

Common Stock outstanding after the
  Offerings (1)(2)

                                         20,464,778 shares
    Class A Common Stock...............

                                         4,221,159 shares
    Class B Common Stock...............

                                         24,685,937 shares of Common Stock
      Total............................

                                         The net proceeds of the Offerings, estimated to be
Use of Proceeds........................  approximately $91.1 million (approximately $104.9 million if the Underwriters' over-allotment option
                                         is exercised in full), will be used by the Company
                                         for capital expenditures associated with the
                                         build-out of the Company's network, the development
                                         and introduction of new services and general
                                         corporate and working capital purposes. See "Use of
                                         Proceeds."

                                         The holders of Class A Common Stock generally have
Voting Rights..........................  rights identical to holders of Class B Common
                                         Stock, except that holders of Class A Common Stock
                                         are entitled to one vote per share and holders of
                                         Class B Common Stock are entitled to ten votes per
                                         share on all matters submitted to a vote of the
                                         Company's stockholders. Holders of Class A Common
                                         Stock and Class B Common Stock will vote as a
                                         single class on most matters except that holders of
                                         Class B Common Stock will vote as a separate class
                                         to elect at least 75% of the members of the Board
                                         of Directors.

                                         MFNX
Nasdaq National Market symbol..........


------------------------

(1) Does not include up to an aggregate of 990,000 shares of Class A Common Stock subject to an over-allotment option granted to the Underwriters. See "Underwriting."


(2) Based on the number of shares outstanding as of October 7, 1997 after giving effect to (i) the Reverse Stock Split, (ii) the Reclassifications and (iii) the assumed exercise of all outstanding options and warrants to acquire 4,260,511 shares of Class A Common Stock at a weighted average exercise price of $3.10. Excludes options to acquire shares of Class A Common Stock to be granted under the 1997 Incentive Stock Plan (as defined herein).


                                  RISK FACTORS

    See "Risk Factors" beginning on page 9 for a discussion of certain factors that should be considered by potential investors.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    The summary consolidated financial data presented below as of and for the periods ended December 31, 1994, 1995 and 1996 have been derived from the Consolidated Financial Statements of the Company, and the notes related thereto, included elsewhere in this Prospectus. The Financial Statements of the Company for the year ended December 31, 1994 have been audited by Richard A. Eisner & Company, LLP, independent auditors, the Consolidated Financial Statements of the Company for the year ended December 31, 1995 have been audited by M.R. Weiser & Co. LLP, Certified Public Accountants, and the Consolidated Financial Statements of the Company as of and for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors. The summary financial data for the period ended December 31, 1993, have been derived from the unaudited financial statements of the Company which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations for the Company for such period. The summary consolidated financial data and balance sheet data as of and for the six months ended June 30, 1997 and the summary consolidated financial data as of and for the six months ended June 30, 1996 have been derived from the unaudited Consolidated Financial Statements of the Company, and the notes related thereto, included elsewhere in this Prospectus, which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. The following information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the Consolidated Financial Statements of the Company and the notes related thereto, and the other financial data appearing elsewhere in this Prospectus.

                                        PERIOD FROM
                                       APRIL 8, 1993
                                          (DATE OF                  YEAR ENDED                       SIX MONTHS
                                       INCEPTION) TO               DECEMBER 31,                    ENDED JUNE 30,
                                        DECEMBER 31,   -------------------------------------  ------------------------
                                            1993          1994         1995         1996         1996         1997
                                       --------------  -----------  -----------  -----------  -----------  -----------
STATEMENT OF OPERATIONS DATA:
Revenue..............................   $    --        $   --       $    56,149  $   236,082  $    82,035  $   541,886
Expenses:
  Cost of sales......................        --            --           --           698,793      265,029    1,081,677
  Selling, general and
    administrative...................        188,000       874,000    3,886,568    2,070,345    1,276,853    2,186,291
  Depreciation and amortization......        --            --           161,576      612,530      292,319      372,935
  Consulting and employment
    incentives(a)....................        --            --           --         3,652,101    3,651,442   13,419,900
                                       --------------  -----------  -----------  -----------  -----------  -----------
Loss from operations.................        188,000       874,000    3,991,995    6,797,687    5,403,608   16,518,917
Interest expense, net................        --            --           327,106    3,561,010    1,807,956      475,252
                                       --------------  -----------  -----------  -----------  -----------  -----------
Net loss.............................   $    188,000   $   874,000  $ 4,319,101  $10,358,697  $ 7,211,564  $16,994,169
                                       --------------  -----------  -----------  -----------  -----------  -----------
                                       --------------  -----------  -----------  -----------  -----------  -----------
Net loss applicable to common
  stockholders per share.............   $       0.04   $      0.10  $      0.48  $      0.87  $      0.66  $      1.36
                                       --------------  -----------  -----------  -----------  -----------  -----------
                                       --------------  -----------  -----------  -----------  -----------  -----------
Number of shares of Common Stock
  assumed outstanding(b).............      4,408,237     8,721,210    9,094,472   11,851,801   10,993,990   12,599,295
                                       --------------  -----------  -----------  -----------  -----------  -----------
                                       --------------  -----------  -----------  -----------  -----------  -----------

                                                                                                       AS OF
                                                                                                   JULY 31, 1997
                                                                                                --------------------
OPERATING DATA:
Route miles of fiber installed................................................................               54
Fiber miles of fiber installed................................................................            7,188

                                                                                         AS OF JUNE 30, 1997
                                                                                    -----------------------------
                                                                                      ACTUAL      AS ADJUSTED(C)
                                                                                    -----------  ----------------
BALANCE SHEET DATA:
Current assets....................................................................  $23,509,306   $  114,579,306
Working capital...................................................................   21,027,781      112,097,781
Property and equipment, net.......................................................    7,354,768        7,354,768
Total assets......................................................................   31,651,111      122,721,111
Long-term debt....................................................................      --              --
Total liabilities.................................................................   12,608,260       12,608,260
Stockholders' equity..............................................................   19,042,851      110,112,851

------------------------
(a) Represents value of common stock, warrants and options issued to consultants and officers to provide services to the Company.

(b) Based upon the weighted average shares outstanding; see Note 1 to "Notes to Consolidated Financial Statements."

(c) Adjusted to give effect to the Offerings and the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This Prospectus includes forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995 (the "Reform Act")), including statements regarding, among other items, (i) the Company's growth strategy, (ii) the Company's intention to expand its fiber optic network to other markets and (iii) the Company's intention to market its network to new customers. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the facts described in "Prospectus Summary," "Risk Factors" and "Business" including, among others, (i) changes in the competitive marketplace, including the introduction of new technologies or strategic and/or pricing changes by the Company's competitors and (ii) changes in the economy. Other factors which may materially affect actual results include, among others, the following: general economic and business conditions; industry capacity; uncertainty regarding changes in customer preferences; demographic changes; competition; changes in methods of marketing and technology; changes in political, social and economic conditions; and regulatory factors and various other factors beyond the Company's control. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire. The "safe-harbor" protections of the Reform Act are not available to initial public offerings, including the Offerings.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION AND FINANCIAL DATA SET FORTH ELSEWHERE IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY.

LIMITED HISTORY OF OPERATIONS; NET LOSSES AND NEGATIVE CASH FLOW FROM
  OPERATIONS; EXPECTED FUTURE NET LOSSES AND NEGATIVE CASH FLOW FROM OPERATIONS

    The Company was formed in April 1993 and has a limited operating history, with a limited number of customers as of June 30, 1997. Accordingly, prospective investors have limited historical financial information upon which to base an evaluation of the Company's performance and an investment in shares of Class A Common Stock. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development.

    Since inception, the Company has not generated significant revenue, has incurred substantial net losses and has never generated positive cash flow from operations. The Company had net losses of $10.4 million, $4.3 million, $0.9 million, and $0.2 million for the periods ended December 31, 1996, 1995, 1994, and 1993 and a net loss of $17.0 million for the six months ended June 30, 1997. There can be no assurance that the Company will be able to achieve or sustain profitability or positive cash flow in the future.

    The Company believes that losses will continue while the Company concentrates on the development and construction of additional fiber optic networks and until its networks have established a sufficient revenue-generating customer base. Accordingly, the Company expects to continue experiencing net operating losses and negative cash flows for the foreseeable future. The Company will also incur losses during the initial start-up phases of the services that it may provide. There can be no assurance that an adequate revenue base will be established or that these services will generate profitability or positive cash flow. Continued losses and negative cash flow may prevent the Company from pursuing its strategies for growth.

RISKS ASSOCIATED WITH GROWTH STRATEGY; MANAGEMENT OF EXPANSION

    The future of the Company depends, to a large extent, on its ability to implement its business strategy and proposed expansion, without which the Company would be unable to create the new business and revenue opportunities described in this Prospectus. The proposed expansion (including the development of the Intra-City Networks, the Inter-City Network and the proposed expansion to additional areas including the United Kingdom) requires that the Company obtain access to markets, design fiber network backbone routes, install facilities, acquire rights-of-way and building access, obtain required governmental authorizations and permits and continue to implement and improve its operational, financial and accounting systems, all in a timely manner at reasonable costs and on conditions acceptable to the Company. Successful implementation will depend on numerous factors beyond the Company's control, including economic, competitive and other conditions and uncertainties, the ability to obtain licenses, franchises and rights-of-way on reasonable terms and conditions and hire and retain qualified management personnel. In addition, construction of future networks entails significant risks, including management's ability to effectively control and manage such projects, shortages of materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference, floods and unanticipated cost increases. No assurance can be given that the budgeted costs of the Company's current and future projects will not be exceeded or that any such projects will commence operations within the contemplated schedules, if at all. The failure to obtain necessary licenses, permits and authorizations could prevent or delay the completion of construction of all or part of such networks or increase completion costs. Moreover, no assurance can be given that the Company will be successful in implementing its business strategy and in managing expansion effectively, on time or at all.

    The Company will need to expand its marketing efforts and staff to handle future marketing and sales requirements. Failure to obtain significant, widespread commercial and public acceptance of its networks and access to sufficient buildings in a market could jeopardize the Company's viability in that market. There can be no assurance that the Company will be able to secure customers for the commercial use of its proposed networks or access to such buildings in each market.

    The Company's ability to implement its business plan is, to a significant degree, dependent upon the Company's ability to secure a market for its leased fiber capacity and obtain and maintain contractual and other relationships with communications carriers and corporate and government customers. The practice of leasing dark fiber is not widespread and there can be no assurance that such a market will develop or that the Company will be able to enter into contracts, comply with the terms of such contracts or maintain relationships with communications carriers and corporate and government customers, that any such contracts or relationships will be on economically favorable terms or that such communications carriers and corporate and government customers will not choose to compete against, rather than cooperate with, the Company. The Company's inability to enter into contracts, comply with the terms of such contracts or maintain relationships with these constituencies would materially and adversely affect the Company's business, financial condition and results of operations.

    The Company cannot predict whether providing services to governments will evolve into a significant market. Existing rights-of-way are typically controlled by governments and are often used to create leverage in "shared resources projects" whereby the government obtains communications capacity in exchange for providing a private communications carrier access to government controlled rights-of-way for fiber installation. In addition, governments often build their own communications infrastructure because they already control the necessary rights-of-way. Accordingly, there can be no assurance that the market for government customers will develop to any significant extent.

    A number of the Company's current contracts to supply leased fiber capacity permit the lessee to terminate such contracts and/or provide for liquidated damages if the Company does not supply such fiber capacity by a specified time. Certain of these contracts are currently terminable on this basis. The termination of any such contracts could adversely affect the Company's business, financial condition and results of operations.

    The Company may expand the range of services that it offers. Such plans may include assisting customers with the integration of their leased dark fiber with appropriate electronic and optronic equipment by facilitating the involvement of third party suppliers, vendors and contractors. There can be no assurance that a market will develop for new services offered by the Company, that the Company's implementation of the services will be technically or economically feasible, that the Company will be able to successfully develop or market them or that the Company will be able to operate and maintain its new services profitably.

NEED FOR ADDITIONAL FINANCING

    The net proceeds from the Offerings will not be sufficient to enable the Company to complete the build-out of its planned fiber optic network and meet its long-term business strategies. The completion of the Company's planned fiber optic communications networks will require substantial capital investment. The Company's ability to arrange financing and the cost of such financing are dependent upon numerous factors, including general economic and capital market conditions, conditions in the communications market, regulatory developments, credit availability from banks or other lenders, investor confidence in the industry and the Company, the success of the Company's fiber optic communications networks, and provisions of tax and securities laws that are conducive to raising capital. There can be no assurance that financing for the expansion of the Company's fiber optic communications networks will be available to the Company on acceptable terms in the future or that, if the form of any such future financing is through the issuance and sale of equity securities, investors in the Offerings will not be diluted.

COMPETITIVE INDUSTRY

    The Company faces substantial competition from ILECs, which currently dominate their local telecommunications markets, and CLECs, most of which have greater financial, research and development and other resources than the Company. In addition to ILECs and CLECs, potential competitors capable of offering services similar to those offered by the Company include IXCs, other facilities-based communications service providers, cable television companies, electric utilities, microwave carriers, satellite carriers, wireless telephone system operators and large end-users with private networks. There can be no assurance that such entities will not compete with the Company. See "Business-- Competition."

    Various communications carriers already own fiber optic cables as part of their telecommunications networks. Accordingly, any of these carriers, some of which already have franchise agreements with the City of New York and substantially greater resources and more experience than the Company, could compete directly with the Company in the market for leasing fiber capacity, provided that these competitors are willing to offer this capacity to all their customers. The Company's franchise agreement with the City of New York is not exclusive. Potential competitors with greater resources and more experience than the Company could enter into franchise agreements with the City of New York and compete directly with the Company. The Company's Inter-City Network will also face competition from other communications companies, including Qwest Communications International Inc. ("Qwest"), that are in the process of constructing extensive inter-city networks.

    In addition, some communications carriers and local cable companies have extensive networks in place that could be upgraded to fiber optic cable, as well as numerous personnel and substantial resources to undertake the requisite construction to so equip their networks. To the extent that communications carriers and local cable companies decide to equip their networks with fiber optic cable, they are potential significant competitors of the Company.

    There is no reason to believe that other companies will not choose to compete with the Company in any market, inside or outside of New York City, by leasing fiber capacity (including dark fiber) to the Company's targeted customers. Any such additional competition could materially adversely affect the Company's business, financial condition and results of operations.

EXTENSIVE REGULATION

    Existing and future governmental regulations will greatly influence the viability of the Company. However, the Company cannot predict the future regulatory status of its business.

    FEDERAL

    Federal telecommunications law directly shapes the market in which the Company competes. Consequently, undesirable regulatory changes could adversely affect the Company's business, financial conditions and results of operations.

    Federal telecommunications law imposes special legal requirements on "common carriers" who engage in "interstate or foreign communication by wire or radio." The Company believes that the leasing of dark fiber facilities does not constitute engaging in "communication by wire or radio" and therefore is not subject to these legal requirements. In any event, the Company does not intend to offer its dark fiber facilities as a common carrier. Common carriers are those who offer services directly to the public, or to all potential users on an indiscriminate basis subject to standardized rates, terms or conditions. The Company does not intend to offer its dark fiber services in this manner, but instead intends to enter into individualized negotiations on a selective basis with prospective lessees of its dark fiber facilities to determine whether and on what terms to serve each potential lessee. The Company therefore does not believe that its dark fiber offerings are subject to the common carrier provisions of the Federal Communications Commission ("FCC") or to the common carrier provisions of the Communications Act of 1934, as amended (the "Communications Act").

    Federal telecommunications law also imposes special legal requirements on "telecommunications carriers." The law essentially defines "telecommunications carriers" as those offering certain telecommunication services "directly to the public" or to all potential users. The Company therefore believes that a Company has to be a common carrier in order to be considered a telecommunications carrier. For the reasons stated above, the Company believes that it is neither a common carrier nor a telecommunications carrier with respect to its dark fiber service. Nevertheless, the law is not entirely clear as to, and the FCC has not definitively addressed whether, the term "telecommunications carriers" is meant to encompass only common carriers, and therefore whether a provider of dark fiber facilities on an individualized basis, like the Company, is a "telecommunications carrier." The FCC has been petitioned by certain railroad, power and telecommunications associations, none of which are affiliated with the Company, to clarify the status of dark fiber providers in this respect, and if the agency decides that such companies are telecommunications carriers, then the Company would be subject to certain additional regulatory requirements. These requirements may have a material adverse effect on the Company.

    If the Company's offering of dark fiber facilities were deemed to constitute a "telecommunications service," then its revenues from such leases to end users (but not to other telecommunication carriers) would become subject to assessment for the FCC's Universal Service Fund, a fund that was established by the FCC pursuant to the Communications Act to assist in ensuring the universal availability of basic telecommunications services at affordable prices. Such assessments could create a liability equal to a percentage of these gross revenues (the Company anticipates that the rate of assessment will be approximately 4.5% of gross interstate end-user revenues for the year 1998, and may be higher in subsequent years).

    With respect to its offering of telecommunications transmission services, however, the Company will likely operate as a common carrier and therefore will be subject to the regulatory requirements applicable to common carriers and to telecommunications carriers. For example, the Company will be required, with respect to its transmission services, to (1) provide such services indiscriminately upon any reasonable request; (2) charge rates and adopt practices, classifications and regulations that are just and reasonable; and (3) avoid unreasonable discrimination in charges, practices, regulations, facilities and services. The Company may also be required to file tariffs setting forth the rates for its services. Under current FCC policies, these regulatory requirements should not impose any substantial burdens on the Company. The FCC has recently determined, for example, that providers of "access" services (that is, intracity transmission services used to originate and/or terminate interstate and foreign communications) need not file tariffs and may offer such services to customers on a private, contractual basis. Although the FCC's policies may be subject to change in the future due to regulatory, judicial, or legislative actions, and such changes could have a material adverse effect on the Company, the Company does not believe that regulation of its services at the federal level will have any detrimental effect on its competitiveness.

    ILECs, CLECs and IXCs are subject to various federal telecommunications laws. Accordingly, federal telecommunications law may affect the Company's business by virtue of the inter-relationships that exist among the Company and many of these regulated telecommunications entities. For example, the FCC recently issued an order requiring, among other things, that common line access fees charged to IXCs, which previously amounted to more than what was necessary to recover the costs of providing access, shift from being usage driven to a fixed flat cost-based structure. While it is not possible to predict the precise effect the access charge changes will have on the Company's business or financial condition, the reforms will reduce access charges paid by IXCs, likely eliminating one of the principal disincentives for use of ILEC facilities by IXCs, which could have a material adverse effect on the use of the Company's fiber optic telecommunications networks by IXCs.


    The FCC has responsibility under the 1996 Act's interconnection provisions to determine what elements of an ILEC's network must be provided to competitors on an unbundled basis. The FCC has decided not to declare dark fiber an unbundled network element under these provisions. This decision is currently subject to petitions for reconsideration before the FCC. An FCC decision to alter this decision on reconsideration could decrease the demand for dark fiber provided by the Company. In addition, the FCC has announced that state commissions may decide to add network elements to the FCC's list of elements that are required to be unbundled by all carriers throughout the country.


    STATE

    In arbitrating interconnection agreements under the 1996 Act between ILECs and their potential competitors, some state commissions have considered whether dark fiber should be considered an unbundled network element. For example, the New York Public Service Commission determined that it would not require NYNEX Corporation ("NYNEX") to provide dark fiber as an unbundled network element. State commissions, including those in Florida, Maryland, North Carolina, and Virginia, also have either refused to require the ILECs to offer dark fiber to competitors, or have stated that the issue would be addressed at a later time. On the other hand, state commissions in Illinois, Massachusetts, Arizona, Georgia, Minnesota, Ohio, Oregon and Tennessee have found dark fiber to be a network element and required the ILECs to offer it on an unbundled basis to CLECs. There can be no assurance that these requirements, and the associated pricing methodologies, where applicable, will not reduce the demand for dark fiber provided by the Company.

    Each state (and the District of Columbia, which is treated as a state for the purpose of regulation of telecommunications services) has its own statutory scheme for regulating providers of certain telecommunications-related services as "common carriers," as "public utilities," or under similar rubrics. The Company believes that the offering of dark fiber facilities is not subject to this type of regulation in Illinois,

New York, Pennsylvania, or the District of Columbia. However, the Company's offering of transmission services (as distinct from dark fiber capacity) likely will be subject to regulation in each of these jurisdictions to the extent that these services are offered for intrastate use. Even though many of the Company's facilities will be physically intrastate, the Company anticipates that most customers will use its facilities and services for the purpose of originating and/or terminating interstate and foreign communications. Under current FCC policies, any dedicated transmission service or facility that is used more than 10% of the time for the purpose of interstate or foreign communication is subject to FCC jurisdiction to the exclusion of any state regulation.

    Regulation of the telecommunications industry is changing rapidly, and the regulatory environment varies substantially from state to state. At present, the Company does not anticipate that the regulatory requirements to which it will be subject in Illinois, New York, Pennsylvania, and the District of Columbia will have any material adverse effect on its operations, although the Company will incur certain costs to comply with regulatory requirements such as the filing of tariffs, submission of periodic financial and operational reports to regulators, and payment of regulatory fees and assessments. In some jurisdictions, the Company's pricing flexibility for intrastate services may be limited because of regulation, although the Company's direct competitors will be subject to similar restrictions. However, there can be no assurance that future regulatory, judicial, or legislative action will not have a material adverse effect on the Company.

    LOCAL

    In addition to federal and state laws, local governments exercise legal authority that may impact the Company's business. For example, local governments, such as the City of New York, typically retain the ability to license public rights-of-way, subject to the limitation that local governments may not prohibit persons from providing telecommunications services. Local authorities affect the timing and costs associated with the Company's use of public rights-of-way. These regulations may have an adverse effect on the Company's business.

    INTERNATIONAL

    Various regulatory requirements and limitations also will influence the Company's business as it attempts to enter international markets.


    Although the Company has not fully determined its international business strategy, the Company is currently negotiating an agreement with a foreign firm that contemplates jointly acquiring and selling international, facilities-based telecommunications capacity between the U.S. and the United Kingdom. Depending on the Company's specific business plan in this arrangement, it is possible that the Company will become a U.S. international common carrier subject to U.S. regulation under Title II of the Communications Act. Under current FCC rules, international carriers that do not exercise market power and that are not affiliated with dominant foreign carriers are subject to relatively relaxed U.S. regulation as nondominant international carriers. As a common carrier, the Company would be subject to, among other policies, the common carrier obligations of nondiscrimination. In addition, FCC rules prohibit U.S. carriers from bargaining for special concessions from foreign partners. The Company would also be required, under Sections 214 and 203 of the Communications Act, respectively, to obtain authority and file an international service tariff containing rates, terms and conditions prior to initiating service. As a nondominant carrier, the Company would be eligible to seek "global" authority to operate as facilities-based and/or resale carrier in an application subject to the FCC's streamlined processing rules. International carriers are also subject to certain annual fees and filing requirements including the requirement to file contracts with other carriers including foreign carrier agreements, and reports setting forth international circuit, traffic and revenue data service. Failure to obtain an appropriate U.S. license for international service or the revocation of a license could have a material adverse effect on the future operations of the Company.

    If the Company operates as an international common carrier, it will also be required to comply with FCC's rules regarding the International Settlements Policy (the "ISP") which defines the permissible boundaries for U.S. carriers and their foreign correspondents to settle the cost of terminating each other's traffic over their respective networks. The ISP is designed to eliminate a foreign carrier's opportunity to discriminate among different U.S. carriers by bargaining for accounting rates or other terms that benefit the foreign carrier but is inconsistent with the U.S. public interest. The ISP generally provides that U.S. carriers may only enter into foreign carrier agreements for the exchange of traffic that contain the same accounting rate and settlement rate (typically one-half of the accounting rate) offered to all other U.S. carriers. The ISP also requries U.S. carriers to adhere to the principle of proportionate return so that competing U.S. carriers have comparable opportunities to receive the return traffic that reduces the marginal cost of providing international service.

    The FCC continues to refine its international service rules to promote competition, reflect and encourage liberalization in foreign countries, and reduce accounting rates toward cost. Indeed, the FCC recently established reduced "benchmark" rates for the amounts U.S. carriers will be allowed to pay to foreign carriers for terminating U.S.-originated traffic. Effective January 1, 1998, U.S. carriers will have one year to ensure that the rate paid to terminate traffic, e.g., in the U.K., does not exceed $.15/minute. Different rates would apply in different countries depending on the countries' wealth.

    In addition, in connection with the proposed transaction between MCI Communications and British Telecom and in other decisions, the FCC has recognized the advent of competition in the U.K. market by designating the U.K. as a country that offers "equivalent opportunities" for the resale of international private line services and "effectively competitive opportunities." Those decisions have relaxed or eliminated regulatory limitations on certain U.S. carrier services between the U.S. and the U.K. and permitted U.K. carriers to enter the U.S. market through affiliations with U.S. carriers. In addition, the FCC has determined that it would permit U.S. carriers to enter into "flexible" international termination arrangements where such arrangements promote competition and has proposed to amend its rules to reflect the U.S. participation in the World Trade Organization ("WTO") Agreement on Basic Telecommunications Services in which 69 countries agreed to eliminate barriers to competition in their markets for basic telecommunications service. Under the proposed amendments, the FCC would, among other things, relax or eliminate current rules that restrict or impose more stringent regulation on U.S. carriers with affiliations with carriers from WTO-member countries.

    Regulation of the international telecommunications industry is changing rapidly. The Company is unable to predict how the FCC will resolve the various pending international policy issues and the effect of such resolutions on the Company.

    The Company's international services would also be subject to regulation in the United Kingdom. U.K. regulation, as well as policies and regulations on the European Union level, would impose separate licensing, service and other conditions on the Company's international service operations, and these requirements may have a material adverse impact on the Company.

RISK OF CANCELLATION OR NON-RENEWAL OF FRANCHISES, LICENSES OR PERMITS

    The Company operates its NY Network based on a franchise agreement entered into between the Company and the City of New York on December 20, 1993 (the "NYC Franchise Agreement"). Both the City of New York and the Company have the right, at any time after December 2000, upon six months notice, to renegotiate certain terms of the NYC Franchise Agreement, including the annual franchise fee payable by the Company, based on changes in technological, regulatory or market conditions which may occur after the effective date of the NYC Franchise Agreement. In the event either party calls for renegotiation, both the City of New York and the Company are required to negotiate any such changes in good faith. In the event an agreement cannot be reached upon any such renegotiation, the NYC Franchise Agreement will be subject to early termination on a date which would be one half of the number of days between the date of the notice to renegotiate and January 1, 2009. Termination of the NYC Franchise Agreement would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Franchise, License and Related Agreements--New York City Franchise Agreement." The Company will also need to obtain additional franchises, licenses and permits for its planned Intra-City Networks and Inter-City Network. There can be no assurance that the Company will be able to maintain its existing franchises, licenses or permits or to obtain and maintain the other franchises, licenses or permits needed to implement its strategy on acceptable terms.

NEED TO OBTAIN AND MAINTAIN RIGHTS-OF-WAY

    The Company must obtain additional rights-of-way and other permits from railroads, utilities, state highway authorities, local governments and transit authorities to install underground conduit for the expansion of the NY Network and the Company's planned Intra-City Networks and Inter-City Network. There can be no assurance that the Company will be successful in obtaining and maintaining such right-of-way agreements or obtaining such agreements on acceptable terms. Some of these agreements may be short-term or revocable at will, and there can be no assurance that the Company will have continued access to existing rights-of-way after their expiration or termination. If any of these agreements were terminated or could not be renewed and the Company were forced to remove its fiber optic cable from under the streets or abandon its networks, such termination would have a material adverse effect on the Company's business, results of operations and financial condition.

    More specifically, the Company's NY Network relies upon, and its planned expansions into Long Island and Westchester County will rely upon, right-of-way agreements between the Company and NYNEX and its subsidiary, Empire City Subway Company (Ltd.) ("ECS"). The current agreements are subject to termination at any time without cause upon three months' notice. In case of termination, the Company may be required to remove its fiber optic cable from the conduits or poles of NYNEX. Such termination would have a material adverse effect on the Company's business, financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGE

    The communications industry is subject to rapid and significant changes in technology that could materially affect the continued use of fiber optic cable. The effect of technological changes on the business of the Company cannot be predicted, and there can be no assurance that technological changes in the communications industry will not have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

    There are certain risks inherent in doing business on an international level, including regulatory limitations restricting or prohibiting the provision of the Company's services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political risks, fluctuations in currency exchange rates, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws. Furthermore, international rates charged to customers are likely to decrease in the future for a variety of reasons, including increased competition between existing carriers, new entrants into geographic markets in which the Company operates or intends to operate and additional strategic alliances or joint ventures among large international carriers that facilitate targeted pricing and cost reductions. See "--Extensive Regulation-- International" and "Business--Regulation."

RISKS ASSOCIATED WITH ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES

    The Company may, in the future, acquire or engage in efforts to acquire customer bases and businesses from, make investments in, or enter into strategic alliances with, companies which have customer bases, switching capabilities or existing networks in the Company's current markets or in areas into which the Company intends to expand the MFN Network. Although the Company is currently evaluating several potential strategic opportunities, it does not have any present definitive commitment or agreement with respect to any material acquisition, investment, strategic alliance or related effort. Any future acquisitions, investments, strategic alliances or related efforts will be accompanied by the risks such as the difficulty of identifying appropriate acquisition candidates, the difficulty of assimilating the operations of the respective entities, the potential disruption of the Company's ongoing business, the inability of management to capitalize on the opportunities presented by acquisitions, investments, strategic alliances or related efforts, the failure to successfully incorporate licensed or acquired technology and rights into the Company's services, the inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of changes in management. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered with such acquisitions, investments, strategic alliances or related efforts. See "--Risks Associated with Growth Strategy; Management of Expansion" and "Business--Business Strategy--Utilize Strategic Relationships to Expand the Reach of the MFN Network."

PRICING PRESSURES AND INDUSTRY CAPACITY

    The long distance transmission industry has generally been characterized as having overcapacity and declining prices since shortly after the AT&T divestiture in 1984. Although the Company believes that, in the last several years, increasing demand has resulted in a shortage of capacity and slowed the decline in prices, the Company anticipates that prices for its services specifically, and long distance services in general, will continue to decline over the next several years due primarily to (i) price competition as various network providers continue to install networks that might compete with the MFN Network, (ii) recent technological advances that permit substantial increases in the transmission capacity of both new and existing fiber and (iii) strategic alliances or similar transactions, such as long distance capacity purchasing alliances among certain RBOCs, that increase the parties' purchasing power. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON KEY PERSONNEL; CONCENTRATION OF VOTING POWER BY PRINCIPAL
  STOCKHOLDERS; ANTI-TAKEOVER EFFECTS OF TWO CLASSES OF STOCK

    The Company's business is managed by a small number of key management and operating personnel, the loss of certain of whom could have a material adverse effect on the Company's business, results of operations and financial condition. The Company believes that its future success will depend in large part on its ability to attract and retain highly skilled and qualified personnel and to expand, train and manage its employee base. None of the Company's key executives, other than Stephen A. Garofalo, Chief Executive Officer, Secretary and Chairman of the Board, and Howard Finkelstein, President and Chief Operating Officer, is presently a party to an employment or non-competition agreement with the Company. See "Management--Employment Agreements."

    The holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share and vote as a separate class to elect at least 75% of the members of the Board of Directors. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock, and with limited exceptions converts automatically upon any transfer thereof. Stephen A. Garofalo currently controls approximately 57% of the outstanding shares of Class A Common Stock. Metromedia and certain of its affiliates currently own 100% of the Class B

Common Stock, and represent approximately 76% of the Company's total voting power (on a fully diluted basis, without giving effect to the Offerings). Accordingly, Metromedia will be able to control the Board of Directors and all shareholders decisions and, in general, to determine (without the consent of the Company's other stockholders) the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets. In addition, Metromedia has the power to prevent or cause a change in control of the Company. See "Description of Capital Stock," "Principal Shareholders" and "Certain Relationships and Related Transactions."

CONTROL BY AND RELIANCE UPON METROMEDIA COMPANY

    Metromedia and its general partners currently own all of the Class B Common Stock, each entitled to 10 votes per share, representing approximately 76% of the Company's total voting power (on a fully diluted basis, without giving effect to the Offerings). In addition, since holders of Class B Common Stock are entitled to vote as a separate class to elect at least 75% of the members of the Board, Metromedia will be able to control the Board and all stockholder decisions and, in general, to determine (without the consent of the Company's other stockholders) the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets. Metromedia also has the power to prevent or cause a change in control of the Company. In addition, over the past year, Metromedia has made available to the Company approximately $8.0 million in debt financing and has consummated the Metromedia Investment. There can be no assurance that Metromedia will provide any additional financing to the Company. See "--Reliance on Key Personnel; Concentration of Voting Power by Principal Stockholders; Anti-takeover Effects of Two Classes of Stock," "Description of Capital Stock," "Principal Shareholders" and "Certain Relationships and Related Transactions."

ABSENCE OF PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK
  PRICE

    Prior to the Offerings, there has been no public market for the Class A Common Stock. The initial public offering price of the Class A Common Stock will be determined by negotiations among the Company and the Representatives of the Underwriters (each as defined herein), and may bear no relationship to the price at which the Class A Common Stock will trade after completion of the Offerings. The Class A Common Stock has been approved for listing, subject to notice of issuance, on the Nasdaq National Market; however, there can be no assurance that an active trading market will develop or be maintained for the Class A Common Stock following the Offerings or that the Class A Common Stock will trade in the public market at or above the initial public offering price. For factors considered in determining the initial public offering price, see "Underwriting." After completion of the Offerings, the market price of the Class A Common Stock will be subject to fluctuations in response to various factors and events, including the liquidity of the market for the Class A Common Stock, variations in the Company's quarterly operating results, regulatory or other changes, both domestic and international, affecting the communications industry generally or the Company specifically, announcements of business developments by the Company or its competitors, changes in operating results and changes in general market conditions. See "--Limited History of Operations; Negative Losses and Negative Cash Flow from Operations; Expected Future Net Losses and Negative Cash Flow from Operations", "--Extensive Regulation", "--Risk of Cancellation or Non-Renewal of Franchises, Licenses or Permits" and "-- Competitive Industry."

SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL ADVERSE EFFECT ON STOCK PRICE;
  REGISTRATION RIGHTS

    Sales of a substantial number of shares of Class A Common Stock in the public market, or the perception that such sales may occur could adversely effect prevailing market prices for the Class A Common Stock and the ability of the Company to raise capital in the future. Upon completion of the

Offerings, the Company will have outstanding 16,204,267 shares of Class A Common Stock and 4,221,159 shares of Class B Common Stock (which are convertible into Class A Common Stock on a one-for-one basis). Of such shares, the 6,600,000 shares of Class A Common Stock being sold in the Offerings (together with any shares sold upon exercise of the Underwriters' over-allotment option) will be immediately eligible for sale in the public market without restriction, except for shares purchased by or issued to any affiliate (an "Affiliate") of the Company (within the meaning of the Securities Act of 1933, as amended (the "Securities Act")). For so long as any stockholder remains an Affiliate of the Company, any shares of Class A Common Stock held by such person will only be available for public sale if such shares are registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144 ("Rule 144") of the Securities Act, and any sales by an Affiliate under Rule 144 would be subject to the volume and other limitations under such rule. 1,781,444 shares of Class A Common Stock which are "restricted securities", as that term is defined in Rule 144, owned by persons who are neither Affiliates of the Company nor subject to lock-up agreements with the Underwriters are currently eligible for sale under Rule 144. All of the shares of Class B Common Stock are currently owned by persons who are affiliates of the Company and, in addition, are subject to lock-up agreements with the Underwriters. Shares of Class A Common Stock converted from shares of Class B Common Stock will be eligible for sale under Rule 144 beginning on April 30, 1998 (subject to certain volume limitations and other restrictions prescribed by Rule 144). Upon the expiration or waiver of certain lock-up agreements with the Underwriters, approximately 5,306,689 additional shares of Class A Common Stock will be immediately eligible for sale in the public market pursuant to Rule 144 (subject to certain volume limitations and other restrictions prescribed by Rule 144). Pursuant to lock-up agreements with the Underwriters, the Company and executive officers and directors of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock or any securities of the Company that are substantially similar to the Class A Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Class A Common Stock or any such substantially similar securities (other than pursuant to employee or director stock or stock option plans existing on the date of this Prospectus) for a period of 180 days after the date of this Prospectus without the prior written consent of Salomon Brothers Inc, except for the shares of Class A Common Stock offered in connection with the Offerings. 4,260,511 shares of Class A Common Stock are issuable upon the exercise of outstanding options and warrants. In addition, the Company has entered into various registration rights agreements which grant certain stockholders "demand" and "piggyback" registration rights which may result in the Company being obligated to cause (as early as 90 days after consummation of the Offerings) the registration of up to 1,703,520 shares of Class A Common Stock and up to 322,452 shares of Class A Common Stock underlying currently outstanding warrants. One party that is entitled to demand registration rights for 264,870 shares of Class A Common Stock has indicated to the Company they intend to immediately exercise such rights upon consummation of the Offerings. See "Certain Relationships and Related Transactions," "Description of Capital Stock" and "Shares Eligible for Future Sale." No prediction can be made as to the effect, if any, that sales of shares of Class A Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Class A Common Stock (including those shares into which the Class B Common Stock is convertible) may be sold in the public market may adversely affect prevailing market prices for the Class A Common Stock and impair the company's ability to raise equity capital in the future.

LITIGATION AGAINST THE COMPANY

    The Company, Stephen A. Garofalo, Metromedia, Peter Sahagen, Peter Silverman, and Silverman, Collura, Chernis & Balzano, P.C. are currently defendants in an action brought by Howard Katz, Realprop Capital Corp. and Evelyn Katz in the United States District Court for the Southern District of New York (the "Katz Litigation"). On May 28, 1997, the plaintiffs filed an amended complaint and on September 15,

1997, the plaintiffs filed a second amended complaint. The complaint, as amended, alleges causes of action for, among other things, common law fraud, violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, breach of fiduciary duty and negligent misrepresentation for alleged misrepresentations and omissions made in connection with the repurchase of the Katz Securities (as defined below under "Certain Relationships and Related Transactions"). The complaint, as amended, also contains allegations of corporate waste against the Company and Mr. Garofalo. Plaintiffs seek, among other things, compensatory damages of not less than $12 million, punitive damages in the amount of $100 million and, in the alternative, rescission of the purchase by the Company of 264,631 shares of Class A Common Stock and 207,883 warrants to acquire shares of Class A Common Stock. The defendants have until October 31, 1997 to answer, move to dismiss or otherwise respond to the amended complaint. While the Company currently intends to vigorously defend itself against these allegations based on its belief that MFN acted appropriately in connection with the matters at issue in this litigation, no assurance can be made that the Company will not determine that the advantages of entering into a settlement outweigh the risks and expense of protracted litigation or that ultimately the Company will be successful in its defense of the allegations. If the Company is unsuccessful in its defense of the allegations, an award of the magnitude being sought by the plaintiffs in the Katz Litigation could have a material adverse effect on the Company's financial condition or results of operations. See "Business--Legal Proceedings."

LIMITED NATURE OF COMPANY'S CURRENT SERVICES

    The Company is a facilities-based provider of technologically advanced, high-bandwidth, fiber optic communications infrastructure, and it is not currently engaged in the transmission of voice, data or video services and does not provide switched voice and data services. Accordingly, at the present time, the Company, unlike other telecommunications companies, receives no revenues from providing such services, and instead derives substantially all of its revenues from the leasing of fiber optic capacity to its customers, many of whom transmit voice, data and/or video information or provide switched voice and data services. While the Company may in the future decide to provide such services, the limited nature of the Company's current services could limit potential revenues and result in the Company having lower revenues than competitors which provide a wider array of services. See "Business--Customers" and "Business--Competition."

ABSENCE OF DIVIDENDS

    The Company anticipates that all of its earnings in the foreseeable future will be retained to finance the continued growth and expansion of its business and has no current intention to pay cash dividends on its Class A Common Stock. See "Dividend Policy."

IMMEDIATE AND SUBSTANTIAL DILUTION

    Purchasers of Class A Common Stock in the Offerings will experience immediate and substantial dilution of $9.62 per share in the net tangible book value per share of outstanding Class A Common Stock. See "Dilution."

                                USE OF PROCEEDS

    The net proceeds from the Offerings are estimated to be approximately $91.1 million (approximately $104.9 million if the Underwriters' over-allotment option is exercised in full) after deducting estimated expenses of the Offerings payable by the Company. Such net proceeds will be used primarily for capital expenditures associated with the build-out of the MFN Network, the development and introduction of new services and for general corporate and working capital purposes. See "Business."

    There can be no assurance that the Company's actual application of the proceeds will not vary substantially from the Company's current plans. Moreover, the Company will need additional capital to (i) finance the completion of its planned network, (ii) fund working capital needs and future debt service obligations, (iii) take advantage of unanticipated opportunities, including more rapid international expansion, acquisitions of businesses, investments in, or strategic alliances with, companies that are complementary to the Company's current operations, (iv) develop or expand into new services or (v) otherwise respond to unanticipated competitive pressures. See "Risk Factors--Competitive Industry," "--Risks Associated with Acquisitions, Investments and Strategic Alliances" and "Business--Business Strategy."

    Pending application of the net proceeds of the Offerings, the Company expects that it will place such net proceeds in interest-bearing bank accounts or invest such proceeds in United States government securities or other short-term, interest bearing, investment grade securities. The Company is not currently, and does not expect as a result of the Offerings to become, subject to the registration requirements of the Investment Company Act of 1940.

                                DIVIDEND POLICY

    The Company has never declared or paid any cash dividends on its Class A Common Stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained to finance the expansion and continued development of its business. Any future determination with respect to the payment of dividends will be within the sole discretion of the Company's Board and will depend upon, among other things, the Company's earnings, capital requirements, the terms of then existing indebtedness, applicable requirements of the Delaware General Corporation Law (the "DGCL"), general economic conditions and such other factors considered relevant by the Company's Board. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    DILUTION

    As of June 30, 1997, the net tangible book value of the Company was approximately $19 million, or $1.38 per share of outstanding Common Stock (taking into account the Reverse Stock Split and the Reclassifications). Net tangible book value per share of Common Stock represents the total amount of tangible assets of the Company, less the total amount of liabilities of the Company, divided by the number of shares of Common Stock outstanding. After giving effect to Reverse Stock Split, Reclassifications and the sale by the Company of the 6,600,000 shares of Class A Common Stock offered hereby at an assumed initial offering price of $15.00 per share (the midpoint of the range of prices set forth on the cover page of this Prospectus) and assuming no exercise of the Underwriters' over-allotment option and the application of the net proceeds therefrom (after deducting estimated offering expenses payable by the Company and estimated underwriting discounts and commissions), the pro forma net tangible book value of the Company as of June 30, 1997 would have been approximately $110 million, or $5.38 per share of Common Stock, representing an immediate increase in net tangible book value of approximately $4.00 per share of Common Stock to existing stockholders and an immediate dilution in net tangible book value of approximately $9.62 per share to new investors purchasing shares of Class A Common Stock in the Offerings. The following table illustrates this per share dilution to the new investors:

Assumed initial public offering price per share(1).............                 $       15.00
Net tangible book value per share of Common Stock at June 30,
  1997 (adjusted for the Reverse Stock Split and the
  Reclassifications but excluding the Offerings)...............           1.38
Increase in net tangible book value per share of Common Stock
  attributable to net proceeds of the Offerings................           4.00
Pro forma net tangible book value per share of Common Stock
  after giving effect to the Offerings.........................                          5.38
                                                                                -------------
Dilution per share to new investors of Class A Common Stock in
  the Offerings................................................                 $        9.62
                                                                                -------------
                                                                                -------------

------------------------
(1) Before deduction of underwriting discounts and offering expenses.

    The following table sets forth, on a pro forma basis as of June 30, 1997, and after giving effect to the Reclassifications and the Reverse Stock Split, the number of shares of Class A Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share of Common Stock paid by existing stockholders and to be paid by new investors, assuming that shares purchased in the Offerings are sold at $15.00 per share (the midpoint of the range of prices set forth on the cover page of this Prospectus) before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company:

                                                                                                         AVERAGE
                                                                                                          PRICE
                                                    SHARES PURCHASED          TOTAL CONSIDERATION       PER SHARE
                                                ------------------------  ---------------------------  -----------
                                                   NUMBER       PERCENT        AMOUNT        PERCENT
                                                -------------  ---------  ----------------  ---------
Existing Stockholders.........................     13,825,426       67.7% $     38,781,023       28.1%  $    2.80
New Investors.................................      6,600,000       32.3        99,000,000       71.9   $   15.00
                                                -------------  ---------  ----------------  ---------
  Total.......................................     20,425,426      100.0% $    137,781,023      100.0%
                                                -------------  ---------  ----------------  ---------
                                                -------------  ---------  ----------------  ---------

    The above tables assume no exercise of any outstanding options or warrants. As of the date hereof, options and warrants to purchase 4,260,511 shares of Class A Common Stock, exercisable at prices ranging from $1.97 to $9.00 per share, have been issued and are outstanding. To the extent options and warrants are exercised, there will be further dilution to new investors. See "Management--Executive Compensation" and "Capitalization."

                                 CAPITALIZATION

    The following table sets forth: (i) the Company's actual capitalization as of June 30, 1997 after giving effect, retroactively, to the Reverse Stock Split and (ii) the capitalization of the Company at such date, as adjusted, after giving effect to the Reclassifications, the Reverse Stock Split and the issuance of shares of Class A Common Stock offered hereby. This table should be read in conjunction with the Consolidated Financial Statements of the Company, including the notes thereto, and the other financial data included elsewhere in this Prospectus.

                                                                                        AS OF JUNE 30, 1997
                                                                                  --------------------------------
                                                                                      ACTUAL        AS ADJUSTED
                                                                                  --------------  ----------------
Cash and cash equivalents.......................................................  $   22,893,466  $    113,963,466
                                                                                  --------------  ----------------
                                                                                  --------------  ----------------
Stockholders' equity (deficit):
  Class A Common Stock, par value $.01 per share; 180,000,000 shares authorized;
    no shares issued and outstanding actual; 16,204,267 as adjusted.............  $     --        $        162,043
  Class B Common Stock, par value $.01 per share; 20,000,000 shares authorized;
    no shares issued and outstanding actual; 4,221,159 as adjusted..............        --                  42,212
  Preferred Stock, par value $.01 per share, 2,000,000 shares authorized;
    8,403.325 shares of Series B Preferred Stock issued and outstanding actual;
    none as adjusted............................................................              84         --
  Common Stock, par value $.01 per share; 60,000,000 shares authorized;
    9,564,940 shares of Old Common Stock issued and outstanding actual; none as
    adjusted....................................................................          95,649         --
  Additional paid-in capital....................................................      52,904,837       143,866,315
  Accumulated deficit...........................................................     (33,957,719)      (33,957,719)
                                                                                  --------------  ----------------
      Total stockholders' equity................................................      19,042,851       110,112,851
                                                                                  --------------  ----------------
        Total capitalization....................................................  $   19,042,851  $    110,112,851
                                                                                  --------------  ----------------
                                                                                  --------------  ----------------

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The selected consolidated financial data presented below as of and for the years ended December 31, 1994, 1995 and 1996 have been derived from the Consolidated Financial Statements of the Company and the notes related thereto included elsewhere in this Prospectus. The Financial Statements of the Company for the year ended December 31, 1994 have been audited by Richard A. Eisner & Company, LLP, independent auditors, the Consolidated Financial Statements of the Company as of and for the year ended December 31, 1995 have been audited by M.R. Weiser & Co. LLP, Certified Public Accountants, and the Consolidated Financial Statements of the Company as of and for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors. The selected financial data as of and for the period ended December 31, 1993, have been derived from the unaudited financial statements of the Company which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations for the Company for such period. The selected consolidated financial data and balance sheet data as of and for the six months ended June 30, 1997 and the summary consolidated financial data as of and for the six months ended June 30, 1996 have been derived from the unaudited Consolidated Financial Statements of the Company, and the notes related thereto, included elsewhere in this Prospectus, which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. The following information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the Consolidated Financial Statements of the Company and the notes thereto, and other financial data appearing elsewhere in this Prospectus.

                                PERIOD FROM
                               APRIL 8, 1993                                                     SIX MONTHS
                                  (DATE OF               YEAR ENDED DECEMBER 31,               ENDED JUNE 30,
                               INCEPTION) TO     ---------------------------------------  -------------------------
                             DECEMBER 31, 1993     1994          1995           1996         1996          1997
                             ------------------  ---------  --------------  ------------  -----------  ------------
STATEMENT OF OPERATIONS
  DATA:
Revenue....................      $   --          $  --       $     56,149   $    236,082  $    82,035  $    541,886
Expenses:
  Cost of sales............          --             --            --             698,793      265,029     1,081,677
  Selling, general and
    administrative.........         188,000        874,000      3,886,568      2,070,345    1,276,853     2,186,291
  Depreciation and
    amortization...........          --             --            161,576        612,530      292,319       372,935
  Consulting and employment
    incentives(a)..........          --             --            --           3,652,101    3,651,442    13,419,900
                                 ----------      ---------  --------------  ------------  -----------  ------------
Loss from operations.......         188,000        874,000      3,991,995      6,797,687    5,403,608    16,518,917
Interest expense, net......          --             --            327,106      3,561,010    1,807,956       475,252
                                 ----------      ---------  --------------  ------------  -----------  ------------
Net loss...................      $  188,000      $ 874,000   $  4,319,101   $ 10,358,697  $ 7,211,564  $ 16,994,169
                                 ----------      ---------  --------------  ------------  -----------  ------------
                                 ----------      ---------  --------------  ------------  -----------  ------------
Net loss applicable to
  common stockholders per
  share....................      $     0.04      $    0.10   $       0.48   $       0.87  $      0.66  $       1.36
                                 ----------      ---------  --------------  ------------  -----------  ------------
                                 ----------      ---------  --------------  ------------  -----------  ------------
Number of shares of common
  stock assumed
  outstanding(b)...........       4,408,237      8,721,210      9,094,472     11,851,801   10,993,990    12,599,295
                                 ----------      ---------  --------------  ------------  -----------  ------------
                                 ----------      ---------  --------------  ------------  -----------  ------------

                                                                                                       AS OF
                                                                                                   JULY 31, 1997
                                                                                               ---------------------
OPERATING DATA:
Route miles of fiber installed...............................................................               54
Fiber miles of fiber installed...............................................................            7,188

                                                                                         AS OF JUNE 30, 1997
                                                                                     ----------------------------
                                                                                       ACTUAL     AS ADJUSTED(C)
                                                                                     -----------  ---------------
BALANCE SHEET DATA:
Current assets.....................................................................  $23,509,306   $ 114,579,306
Working capital....................................................................   21,027,781     112,097,781
Property and equipment, net........................................................    7,354,768       7,354,768
Total assets.......................................................................   31,651,111     122,721,111
Long-term debt.....................................................................      --             --
Total liabilities..................................................................   12,608,260      12,608,260
Stockholders' equity...............................................................   19,042,851     110,112,851

------------------------

(a) Represents value of common stock, warrants and options issued to consultants and officers to provide services to the Company.

(b) Based upon the weighted average shares outstanding; see Note 1 to "Notes to Consolidated Financial Statements."

(c) Adjusted to give effect to the Offerings and the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA" AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY, INCLUDING THE NOTES RELATED THERETO, AND THE OTHER FINANCIAL DATA APPEARING ELSEWHERE IN THIS PROSPECTUS.

                    STATEMENT ON FORWARD-LOOKING INFORMATION

    CERTAIN INFORMATION INCLUDED HEREIN CONTAINS STATEMENTS THAT CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE REFORM ACT. SUCH FORWARD LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: GENERAL ECONOMIC AND BUSINESS CONDITIONS; INDUSTRY CAPACITY; UNCERTAINTY REGARDING AND CHANGES IN CUSTOMER PREFERENCES; DEMOGRAPHIC CHANGES; COMPETITION; CHANGES IN METHODS OF MARKETING AND TECHNOLOGY; CHANGES IN POLITICAL, SOCIAL AND ECONOMIC CONDITIONS AND REGULATORY FACTORS AND VARIOUS OTHER FACTORS BEYOND THE COMPANY'S CONTROL. THE "SAFE-HARBOR" PROTECTIONS OF THE REFORM ACT ARE NOT AVAILABLE TO INITIAL PUBLIC OFFERINGS, INCLUDING THE OFFERINGS.

GENERAL

    The Company is a facilities-based provider of technologically advanced, high-bandwidth fiber optic communications infrastructure to carrier and corporate/government customers, primarily in the form of leased fiber optic cables and circuits. The Company currently derives all of its revenues in connection with leasing dark fiber on the NY Network. Fees paid to the Company by communications carriers and corporate and government customers are on an unmetered basis. The costs associated with the initial development and construction of the NY Network include engineering, installation, conduit, fiber cable and easement costs. A substantial portion of these costs are incurred before the realization of revenues and result in negative cash flow. The Company's other operating expenses consist of selling, general and administrative expenses ("SG&A"), as well as depreciation and amortization. The franchise fees were included in Cost of Sales for the year ended December 31, 1996, while for the years ended December 31, 1994 and 1995 such fees were classified as SG&A. The franchise fee payable to the City of New York is currently 6% of Gross Revenues, and for 1998 and thereafter for the remainder of the term of the franchise, the fee will be 5% of Gross Revenues. See "Business--Franchise, License and Related Agreements--New York City Franchise Agreement". "Gross Revenues" is defined in the NYC Franchise Agreement as all revenues received directly or indirectly by the Company or any affiliate of the Company from or in connection with telecommunications services which originate in, terminate in, or transit New York City. Revenues that are generated from transmissions which transit New York City, but also include transmission through other areas, are to be pro-rated. The minimum franchise fee payable to the City of New York is $200,000 per annum.

    The Company's proposed business strategy includes the expansion of the NY Network, construction of intra-city networks in Washington, D.C., Chicago and Philadelphia and construction of an inter-city network between New York City and Washington, D.C. Revenues will continue to be derived from fixed unmetered charges for the provision of fiber optic capacity. If the Company does not complete certain construction by a specified time, some of these contracts may be terminated. There can be no assurance that the Company will complete the expansion of the NY Network in a timely manner or that certain contracts will not be terminated. The Company anticipates that as its expansion progresses revenues derived from carrier customers as opposed to corporate and government customers will constitute an increasing percentage of the Company's revenue base due to the larger volume of capacity typically required by carriers. The expansion of the NY Network and the construction of additional networks will require additional expenditures. Expenses for the planned expansion consist of engineering, installation, conduit, fiber cable and easement costs. These expenses will result in negative cash flow until an adequate customer base is established. Once its networks are completed and such a customer base is established, the Company expects that incremental revenues can be added with relatively low additional expense, due to the predominantly fixed nature of the Company's costs.

    To date, the Company has signed certain of its customers to long term leases which require an upfront payment rather than recurring monthly payments over the term of a lease. The Company intends to continue this practice in the future to the extent that it is economically practical. If the Company continues to sign up new leases on these terms, the incoming cash flows from such upfront payments in the early years, when the use of capital is greatest, may be greater than the revenue recognized on an accrual basis. The Company also intends to attempt to have customers fund a portion of the Company's construction expenses. To the extent this occurs in future leases, incoming cash flows in the early years may be greater than the revenue recognized on an accrual basis and the opposite will be true in the later years of such leases.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

    REVENUES. Total revenues increased to $541,886 for the six months ended June 30, 1997 from $82,035 for the six months ended June 30, 1996, representing an increase of $459,851. Approximately one half of this increase was derived from lease revenue recognition with the remainder resulting from one-time non-lease revenues. The increase in lease revenues resulted from an increase in the customer base.

    COST OF SALES. Cost of sales increased to $1,081,677 for the six months ended June 30, 1997 from $265,029 for the six months ended June 30, 1996, representing an increase of $816,648. The increase was primarily due to costs associated with one time non-lease revenue recognition during the period.

    SELLING, GENERAL AND ADMINISTRATIVE. SG&A increased to $2,186,291 for the six months ended June 30, 1997 from $1,276,853 for the six months ended June 30, 1996, an increase of $909,438. This increase is primarily a result of increased headcount due to the staffing of the organization to accomodate the anticipated growth of the Company. Legal expenses also increased as a result of the increased business activity within the organization.

    CONSULTING AND EMPLOYMENT INCENTIVES. Consulting and employment incentives increased to $13,419,900 for the six months ended June 30, 1997 from $3,651,442 for the six months ended June 30, 1996, reflecting an increase of $9,768,458. This increase is due to the increase in issuance of equity instruments to key employees of the Company during the period.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased to $372,935 for the six months ended June 30, 1997 from $292,319 for the six months ended June 30, 1996, representing an increase of $80,616. The increase in depreciation and amortization relates to the increased size of the Company's fiber optic network versus the prior year.

    INTEREST INCOME. Interest income of $204,175 was recorded for the six months ended June 30, 1997. Interest income in 1997 was derived from the short-term investment of the Company's excess cash. In 1996, there was no excess cash available for investing and no interest income.

    INTEREST EXPENSE (INCLUDING FINANCING COSTS). Interest expense (including financing costs) decreased to $679,427 for the six months ended June 30, 1997 from $1,807,956 for the six months ended June 30, 1996, representing a decrease of $1,128,529. The decrease was primarily due to the repayment of debt from the proceeds of the Metromedia Investment in April 1997. The Company incurred higher financing costs for the six months ended June 30, 1996 due to efforts to fund the expanded operations of the Company.

    NET LOSS. Net loss increased to $16,994,169 for the six months ended June 30, 1997 from $7,211,564 for the six months ended June 30, 1996, representing an increase of $9,782,605. The increase in the loss is the result of the factors discussed above, primarily the increase in consulting and employment incentives.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    The Company was in its early development stage and did not generate its first revenues until the last three months of 1995 when customers began using the Company's facilities.

    REVENUES. Total revenues increased to $236,082 for the year ended December 31, 1996 from $56,149 for the year ended December 31, 1995, representing an increase of $179,933. The increase in revenue is due primarily to an increase in the number of customers.

    COST OF SALES. Cost of sales was $698,793 for the year ended December 31, 1996. There were no cost of sales recorded for the year ended December 31, 1995. The increase was primarily attributable to the inclusion of franchise and easement fees in cost of sales.

    SELLING, GENERAL AND ADMINISTRATIVE. SG&A decreased to $2,070,345 for the year ended December 31, 1996 from $3,886,568 for the year ended December 31, 1995, representing a decrease of $1,816,223.

    CONSULTING AND EMPLOYMENT INCENTIVES. Consulting and employment incentives were $3,652,101 for the year ended December 31, 1996 versus none in 1995, reflecting the Company's issuance of equity instruments for consulting services.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased to $612,530 for the year ended December 31, 1996 from $161,576 for the year ended December 31, 1995, representing an increase of $450,954. Certain components of depreciation and amortization are recognized by the Company upon commencement of service to customers, which did not occur until late 1995. As a result, depreciation and amortization in 1996 was larger than it was in 1995 due to the inclusion of a full year of depreciation and amortization.

    INTEREST EXPENSE (INCLUDING FINANCING COSTS). Interest Expense (including financing costs) increased to $3,561,010 for the year ended December 31, 1996 from $327,106 for the year ended December 31, 1995, representing an increase of $3,233,904. This increase was a result of additional debt incurred in 1996 to finance construction of the NY Network and to fund the operations of the Company.

    NET LOSS. Net Loss increased to $10,358,697 for the year ended December 31, 1996 from $4,319,101 for the year ended December 31, 1995, representing an increase of $6,039,596. The increase in net loss is attributable to the factors discussed above.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    REVENUES. Total revenues were $56,149 for the year ended December 31, 1995. The Company did not recognize any revenues for the year ended December 31, 1994.

    COST OF SALES. There were no costs of sales incurred for the years ended December 31, 1995 and December 31, 1994. Any franchise fees and easement costs were recognized in SG&A during these periods.

    SELLING, GENERAL AND ADMINISTRATIVE. SG&A increased to $3,886,568 for the year ended December 31, 1995 from $874,000 for the year ended December 31, 1994, representing an increase of $3,012,568. This increase is primarily the result of increased sales, marketing and administrative expenses associated with the Company's start up phase.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization was $161,576 for the year ended December 31, 1995 and began to be recognized upon commencement of service to customers in late 1995.

    INTEREST EXPENSE. Interest Expense was $327,106 for the year ended December 31, 1995 primarily due to debt incurred to finance the construction of the NY Network.

    NET LOSS. Net Loss increased to $4,319,101 for the year ended December 31, 1995 from $874,000 for the year ended December 31, 1994, representing an increase of $3,445,101. The increase in net loss is attributable to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

    Since its organization in 1993, the Company has funded capital expenditures, debt service and cash used in operations through a combination of private placements of debt and equity securities and stockholder advances. The Company's operations generated insufficient cash flows in 1993 through 1996 to enable it to meet its capital expenditures, debt service and other cash needs. At December 31, 1996 and 1995, the Company had working capital deficits of approximately $12.9 million and $11.5 million respectively. The working capital deficiencies occurred because, prior to the financings by Metromedia, the Company had insufficient permanent financing to fund its capital expenditures and losses during its start-up phase.

    Cash provided by operating activities was $833,019 during the six months ended June 30, 1997 and cash used in operating activities was $3,848,863 during the six months ended June 30, 1996. The increase in cash flow from operating activities resulted primarily from advanced payments of $8,868,768 from customers. Cash used in operating activities during the year ended December 31, 1996 was $2,745,590 as compared to $1,290,817 for the year ended December 31, 1995. Capital expenditures for fiber optic transmission network and related equipment and other property amounted to $1,069,463, $135,883 and $813,377 for the year ended December 31, 1996 and the six months ended June 30, 1996 and 1997, respectively. Net cash provided by financing activities was $4,273,464, $3,984,851 and $22,409,500 for the year ended December 31, 1996 and the six months ended June 30, 1996 and 1997, respectively. These amounts represent the proceeds from the sale of securities of the Company net of the repayment of certain of the Company's indebtedness.

    On April 30, 1997, the Company issued and sold to Metromedia and certain of its affiliates equity interests, substantially all of which will be reclassified as Class B Common Stock, for a gross sale price of $32.5 million, the proceeds of which were used to repay indebtedness and repurchase certain equity securities. See "Capitalization" and "Certain Relationships and Related Transactions--Recent Transactions."

    The Company anticipates that it will continue to incur net operating losses as it expands the NY Network, constructs additional networks and markets its services to an expanding customer base. Cash provided by operations will not be sufficient to fund the expansion and development of networks as currently planned and as a result the Company intends to use cash on hand and the net proceeds of the Offerings to fund this expansion and development. Accordingly, the Company expects to continue experiencing net operating losses and negative cash flows for the foreseeable future.

    The build-out of the NY Network, the construction of additional networks and the marketing of the Company's services will require substantial capital. Such capital expenditures for years ended, 1994, 1995 and 1996 were $1,829,000, $3,709,928 and $974,107 respectively. The Company currently estimates that, in building out the MFN Network, its capital expenditure requirements for the period from June 30, 1997 through the end of 1998 are expected to be approximately $140.0 million and it estimates the total cost to complete the construction of the MFN Network to be approximately $220.0 million. Management believes that cash on hand together with the net proceeds from the Offerings contemplated hereby and internally generated funds, will be sufficient to fund the Company's capital requirements over the next 15 months. In addition, management intends to use such sources to finance the completion of the MFN Network, as currently planned. The Company may also consider from time-to-time the private or public sale of additional equity or debt securities of the Company depending upon market conditions. There can be no assurance that the Company will be able to successfully consummate any such financing on acceptable terms.

                                    BUSINESS

                                  THE COMPANY

GENERAL

    The Company is a facilities-based provider of technologically advanced, high-bandwidth, fiber optic communications infrastructure to carrier and corporate/government customers. The Company is expanding its existing network to encompass approximately 229,000 fiber miles, or 643 route miles, concentrated in the northeastern United States, a market which the Company believes is characterized by significant demand for and limited supply of fiber optic capacity. The fiber infrastructure leased by MFN to its customers provides high-bandwidth capacity for customers that seek to establish secure communications networks for the transmission of large amounts of voice, data and video. For example, a pair of MFN fiber optic strands can transmit up to 8.6 gigabits of data per second or the equivalent of approximately 129,000 simultaneous voice conversations.

    The Company tailors the amounts of capacity leased to the needs of its customers. Certain customers that lease fiber optic capacity from the Company connect their own transmission equipment to the leased fiber, thereby obtaining a fixed-cost, secure telecommunications alternative to the metered communications services offered by traditional providers. Other customers that require lesser amounts of transmission capacity will have the option to lease such broadband capacity on the Company's network, whereby the Company effectively divides a single strand of fiber into multiple smaller communications channels. The Company believes that it will have installation, operating, and maintenance cost advantages per fiber mile relative to its competitors because MFN installs its network with as many as 432 fibers per route mile as compared to a generally lower number of fibers in existing competitive networks.

    The Company was formed in 1993 and currently operates a 54 route mile fiber optic communications network in the New York/New Jersey metropolitan area (the "NY Network"), consisting of 7,188 fiber miles, approximately two-thirds of which are currently available for lease. Within the next two years the Company plans to complete an expansion of the NY Network to increase its coverage within the New York/New Jersey metropolitan area. In addition, the Company intends to construct intra-city fiber optic networks in Washington, D.C., Chicago and Philadelphia and an inter-city fiber optic route between New York City and Washington, D.C. The Company currently intends to expand its network in order to connect the NY Network with other major domestic metropolitan areas, in part through the exchange of fiber capacity with other carriers, and to extend its network to link the NY Network to London, England, thereby providing a valuable connection between two of the world's most important financial centers. See "Build-out of Networks," and "Risk Factors -- Risks Associated with Growth Strategy." The Company's NY Network supports a self-healing SONET architecture that minimizes the risk of downtime in the event of a fiber cut and provides MFN's customers with high security and reliability. It is expected that the Company's other Intra-City Networks will also support a self-healing SONET architecture. Most of the Company's fiber is installed inside high density polyethylene conduit to protect the cable and, where practicable, MFN installs additional unused conduits to accommodate future network expansion.

    MFN is focused on providing its broadband communications infrastructure to two main customer groups: communications carriers and corporate/government customers located in selected Tier I markets. Carrier customers targeted by the Company include a broad range of communications companies such as incumbent local exchange carriers ("ILECs"), competitive local exchange carriers ("CLECs"), long distance companies/interexchange carriers ("IXCs"), paging, cellular and PCS companies, cable companies, and Internet service providers ("ISPs"). These carrier customers typically would lease fiber optic capacity with which they would develop their own communications networks as a low-cost alternative to building their own infrastructure or purchasing metered services from ILECs or CLECs. The Company's corporate and government customers would typically lease fiber optic infrastructure and other broadband services on a point-to-point basis for high-bandwidth, secure voice and data networks.

The Company believes that it will be well-positioned to penetrate the corporate and government markets since it plans to continue to install most of its fiber in Tier I markets. See "Business -- Customers."

    On April 30, 1997, Metromedia and certain of its affiliates made a substantial equity investment in the Company. Metromedia and its partners own all of the outstanding shares of Class B Common Stock which is entitled to 10 votes per share and to vote separately to elect at least 75% of the members of the Board. As a result, Metromedia and its partners own and control approximately 26% of the common equity of the Company (on a fully diluted basis without giving effect to the Offerings) and approximately 76% of the outstanding voting power (on a fully diluted basis without giving effect to the Offerings). Metromedia and its predecessor have successfully invested in and operated numerous businesses in the communications industry, including cellular, paging, long distance and media companies. In connection with the Metromedia Investment, John W. Kluge and Stuart Subotnick who bring considerable management and corporate governance experience to the Company, joined MFN's Board. See "Certain Relationships and Related Transactions." In addition, David Rockefeller has agreed to serve on the Board shortly after consummation of the Offerings. Mr. Rockefeller brings considerable management and investment experience to the Company.

INCREASING DEMAND FOR HIGH-BANDWIDTH CAPACITY

    MFN intends to capitalize on the increasing demand for high-bandwidth communications services and the limited supply of transmission capacity. Based on management experience and industry reports, the Company believes that demand for the broadband communications infrastructure afforded by its network will continue to increase as a result of the following factors:

    - RAPID GROWTH OF COMMUNICATIONS TRAFFIC. Industry research indicates that data traffic is growing by 35% annually with demand for data services outpacing that for voice by 20 times. The Internet, for example, has been growing at a compound annual rate of more than 100% per year for the past decade and it is anticipated to reach 20 million host computers connected to the Internet by the end of 1997. Business connectivity, in particular, is expected to grow at a rate of 65% annually to reach almost $6.4 billion by the end of 2000. With an advanced fiber optic network, the Company believes that it is well-positioned to take advantage of this rapid growth.

    - CAPACITY REQUIRED BY NEW ENTRANTS. Competition and deregulation are bringing new entrants into the telecommunications market. The 1996 Act allows the RBOCs to enter the long distance business and enables other entities, including entities affiliated with power utilities and ventures between ILECs and cable television companies, to provide an expanded range of telecommunications services. The Company believes that the opening of various telecommunications markets will lead to an increase in demand for fiber optic cable and circuits as more communications carriers elect to compete. As a carriers' carrier, MFN believes that carrier customers typically would lease fiber optic capacity with which they would develop their own communications networks as a low-cost alternative to building their own infrastructure or purchasing metered services from ILECs or CLECs. The Company believes that its fiber optic communications network will provide a cost effective alternative for market entrants in a number of communications industry segments, including ILECs, CLECs, IXCs, wireless companies and ISPs.

    - EXPECTED UPGRADES TO OLDER COMMUNICATIONS NETWORKS. Approximately 92% of the RBOCs' networks currently are comprised of copper cable. The RBOCs will likely need to replace or upgrade their networks to remain competitive and satisfy their customers' increasing demand for high-bandwidth capacity in the coming years. The Company believes that the RBOCs will seek cost-effective and expedient solutions when faced with the decision to buy or build fiber optic capacity which could result in increased demand for the Company's infrastructure.

    - ACCOMMODATION OF OTHER NEW APPLICATIONS. The Company believes that additional network transmission capacity and faster response times will be required to accommodate the needs of multimedia (voice, data and video) and other potential high-bandwidth applications, including the deployment of corporate intranets and the use of telecommunications infrastructure for providing cable television and other entertainment services. Because applications such as intranet and Frame Relay can use as much as OC-48 to OC-192 each, the Company believes that there will be significant demand for its high-bandwidth communications infrastructure.


According to an industry report, the total 1995 market for communications services in the United States was approximately $183 billion and is expected to grow to approximately $291 billion by the year 2001. In addition, the Company believes there will be increased demand for its infrastructure due to its ability to offer fixed-cost pricing which is generally more economical for high volume users than traditional usage-based pricing.


BUSINESS STRATEGY

The Company's objective is to become the preferred facilities-based provider of broadband communications infrastructure to communications carriers, corporations and government agencies, primarily in the northeastern United States. The following are the key elements of MFN's strategy to achieve this objective:

ESTABLISH THE COMPANY AS THE PREFERRED CARRIERS' CARRIER OF BROADBAND
  COMMUNICATIONS INFRASTRUCTURE.

    MFN leases broadband communications infrastructure on a fixed-cost basis to various communications carriers, thus enabling them to compete in markets which were previously difficult to penetrate due to limited and/or costly access to high-bandwidth communications infrastructure. Specifically, the Company plans to lease local transmission capacity within its target Tier I markets thereby enabling its carrier customers to bypass the ILECs and CLECs. The Company believes that it is currently the only provider providing local transmission infrastructure on a fixed-cost basis. Additionally, the Company plans to lease capacity on its high-bandwidth, long-haul Inter-City Network to provide seamless connectivity between its various Intra-City Networks. The Company's fixed-cost, long-term contracts allow its carrier customers to access certain Tier I markets without incurring the high capital expenditures and long lead times usually associated with building their own networks. Carriers may be more likely to lease capacity from MFN rather than from a competitor since MFN currently has no plans to offer communications infrastructure services on a metered basis, choosing instead to position itself as a non-competing provider of infrastructure alternatives for IXCs, ILECs, CLECs, etc. See "Customers."

POSITION THE COMPANY AS THE PREFERRED PROVIDER OF BROADBAND COMMUNICATIONS
  INFRASTRUCTURE TO CORPORATE AND GOVERNMENT CUSTOMERS.

    The Company's fiber optic network is expected to serve Tier I markets in which there are a large number of corporations and government agencies that the Company believes have significant demand for communications capacity which has not been satisfied. These customers typically lease broadband communications infrastructure from the Company on a point-to-point basis, creating secure networks for voice, video or data communications. Customers with significant transmission needs or who require a high degree of security are potential candidates for leasing MFN's fiber. Customers seeking lesser amounts of broadband transmission capacity will have the option of leasing smaller amounts of capacity from the Company. By providing leased capacity on a fixed-cost rather than a metered basis, MFN's network, as currently planned, will be more economical for MFN's corporate and government customers, while also providing enhanced reliability and security. See "Customers."

STRENGTHEN MFN'S COMPETITIVE POSITION BY EXPANDING THE MFN NETWORK.

    The Company seeks to enhance its attractiveness as a communications provider by enlarging its network according to a three-part plan: (i) expanding the NY Network to increase coverage of the New York/New Jersey metropolitan area to approximately 61,000 fiber miles covering 179 route miles,

(ii) constructing fiber optic intra-city telecommunications networks in Washington, D.C., Chicago and Philadelphia and (iii) constructing a fiber optic backbone between New York City and Washington, D.C. to link certain of its Intra-city Networks. Once completed, MFN's domestic fiber optic network infrastructure, as currently planned, will consist of approximately 229,000 fiber miles covering 643 route miles.

UTILIZE STRATEGIC RELATIONSHIPS TO EXPAND THE REACH OF THE MFN NETWORK.


    Another part of MFN's strategy is to enter into agreements with other communications companies to expand the reach of the MFN Network. The Company has entered into an agreement with a subsidiary of Racal to establish the MFN/Racal Joint Venture. The MFN/Racal Joint Venture would link the Company's network to London by acquiring transatlantic fiber optic cable rights linking points of presence in the US and UK. The MFN/Racal Joint Venture would enable the Company to offer its customers seamless broadband connectivity between New York and London. The foregoing remains subject to the timely completion and execution of long-form definitive documentation and of various ancillary agreements between the Company and certain affiliates of Racal for the provision of services and facilities to the MFN/Racal Joint Venture. No assurance can be made that the Company will complete the documentation or agreements on satisfactory terms or at all. The Company believes that its presence in Tier I markets will continue to provide similar partnering opportunities. The Company will continue to evaluate opportunities, including potential fiber swaps, along specific additional routes in order to speed the build-out of the MFN Network and reduce costs.


CREATE A LOW COST POSITION.

    The Company believes it will be able to establish a low cost position relative to its competitors primarily for the following reasons: (i) the Company currently installs trunks of up to 432 fibers per route mile, which the Company believes is significantly more fiber than many of its competitors install, thereby reducing the per fiber mile cost to construct and operate the MFN Network, (ii) the Company owns a newly-constructed network with advanced fiber optic technology which offers operating and maintenance cost advantages, (iii) the Company believes that certain of its rights-of-way and franchises are valuable assets that will be costly and difficult for others to procure in the future and (iv) MFN, where practicable, installs spare conduit which will allow for expanded fiber optic capacity at a cost significantly below the cost of new construction. The Company's low cost position will allow it to remain price competitive with other providers of fiber optic infrastructure and to lease its fiber infrastructure at a price which customers will find more attractive than the cost of constructing their own networks.

INSTALL A TECHNOLOGICALLY ADVANCED NETWORK.

    The Company believes that the advanced technical characteristics of its network will allow it to provide high levels of reliability, security and capacity that its target customers typically demand. The NY Network is, and future extensions of the Intra-City Networks will be, capable of supporting a SONET ring architecture, which prevents interruption in service to its clients by instantaneously rerouting traffic in the event of a fiber cut. The Company will also continuously monitor and maintain high quality control of its network on a 24-hour basis through its network operations center. The Company's network is capable of using the highest commercially available capacity transmission (OC-192) and thereby can handle advanced, capacity-intensive data applications such as Frame Relay, ATM, multimedia and Internet-related applications.

BUILD ON MANAGEMENT EXPERIENCE AND METROMEDIA RELATIONSHIP.

    The Company's management team and Board include individuals with communications industry expertise and extensive experience in network design, construction, operations and sales. MFN's Chief Executive Officer, Stephen A. Garofalo, has approximately 25 years of experience in the cable installation business, having managed the installation of over one half billion dollars in electrical and communications cable in New York City. In April 1997, the Company hired Howard Finkelstein as President and Chief

Operating Officer. From 1984 to 1993, Mr. Finkelstein served as President of Metromedia Communications Corporation, Metromedia's long distance telephone enterprise, until its merger with WorldCom, Inc. in 1993. In his most recent position, Mr. Finkelstein was the Chief Operating Officer and an Executive Vice President of Metromedia International Telecommunications, Inc. He has also served in various capacities at Metromedia and its affiliated companies over a period of 16 years. The Company also expects to benefit from the communications industry expertise and corporate governance experience of John W. Kluge, Stuart Subotnick and David Rockefeller.

    As the owner of all of the Class B Common Stock, Metromedia and its general partners will control the Board and all stockholder decisions and, in general, determine the outcome of any corporate transaction or other matter submitted to the stockholders for approval. See "Risk Factors--Control by and Reliance Upon Metromedia Company" and "Certain Relationships and Related Transactions."

BUILD-OUT OF NETWORKS

    Since its founding in 1993 the Company has concentrated solely on developing and constructing its NY Network. The Company has developed a plan for the expansion of the NY Network and the construction of new fiber optic Intra-City Networks and an Inter-City Network and is pursuing the acquisition of necessary licenses, franchises and rights-of-way. See "Risk Factors--Risks Associated with Growth Strategy; Management of Expansion." In constructing its fiber optic networks, the Company seeks to create strategic alliances with the engineering and construction management firms that have been engaged to develop routes, easements and manage deployment plans. All firms with whom the Company is allied in this regard have deployed local loop network infrastructure for RBOCs as well as for CLECs. Though much of the actual construction will be outsourced to various construction firms, the Company maintains strict oversight of the design and implementation of its fiber optic communications networks. The Company utilizes only advanced commercially available fiber. Although the Company has ordered a substantial portion of its fiber optic cable from Lucent Technologies, Inc., it believes that it could obtain advanced fiber from other suppliers on acceptable terms.

    NY NETWORK. The NY Network currently consists of a 54 route mile fiber optic communications network in the New York/New Jersey metropolitan area consisting of 7,188 fiber miles, approximately two-thirds of which are currently available for lease. As currently planned, the expansion of the NY Network will add 125 route miles with each additional route-mile consisting of up to 432 fibers for an additional 54,000 fiber miles. Upon its completion, the entire NY Network will utilize a SONET capable fiber ring focused in Manhattan and extending east to Brookhaven, Long Island, north to White Plains, Westchester County, west to Jersey City, New Jersey, and south to Brooklyn, New York. The expanded NY Network is expected to pass more than 800 buildings in New York City and to pass through 31 RBOC central offices, which are believed to connect to over 15 million people and over 400,000 businesses. On September 19, 1997, the Company entered into a twenty-year fiber swap arrangement with an engineering and telecommunications infrastructure construction company which provides the Company with access to approximately 7,760 fiber miles (or 38.8 route miles) in the New York/New Jersey metropolitan area in return for the Company providing access to 21.92 route miles on its NY Network. The agreement also gives the Company the right to acquire a twenty-year indefeasible right to use an additional 7,756 fiber miles and duct for MFN to place its own fibers in the New York/New Jersey metropolitan area in return for certain monthly payments.

    INTRA-CITY NETWORKS. Subject to the receipt of the necessary franchises, licenses and rights-of-way, the Company plans to construct additional fiber optic communications networks in Washington, D.C., Chicago, and Philadelphia. No assurance can be given that the necessary franchises, licenses and rights-of-way will be obtained or consummated or will provide all of the rights needed to implement the Company's strategy on acceptable terms. The following table sets forth the Company's estimates of route miles and fiber miles for each of the proposed Intra-City Networks. The Company anticipates it will use existing cash balances and the proceeds from the Offerings, amounts received from long-term lease arrangements from customers and additional debt or equity financings to finance the construction of these proposed networks.

                                                              PROPOSED           PROPOSED
CURRENTLY PROPOSED CITIES                                    ROUTE MILES    MINIMUM FIBER MILES
----------------------------------------------------------  -------------  ---------------------

Chicago........................................           50            21,600
Washington, D.C................................          120            25,920
Philadelphia...................................           30             6,480
                                                         ---           -------
Total..........................................          200            54,000

    INTER-CITY NETWORK. Subject to the receipt of the necessary franchises, licenses and rights-of-way, the Company plans to construct and operate its Inter-City Network between New York City and Washington, D.C., covering approximately 114,000 fiber miles (or 264 route miles). The Company has completed or is in the process of negotiating for the acquisition of rights-of-way with respect to existing conduit alternatives, as well as construction easements with major rail and civil authorities along the route. No assurance can be given that the necessary franchises, licenses and rights-of-way needed to implement the Company's strategy on acceptable terms will be obtained.

    RIGHTS-OF-WAY. When the Company decides to build a fiber optic communications network, its corporate development staff seeks to obtain the necessary city authorizations. In some cities, a construction permit is all that is required. In other cities, a license agreement or franchise is also required. Such licenses and franchises are generally for a term of limited duration. Where possible, rights-of-way are leased under multi-year agreements with renewal options and are generally non-exclusive. The Company strives to obtain rights-of-way that afford it the opportunity to expand its communications networks as business develops. See "Risk Factors--Need to Obtain and Maintain Rights-of-Way."

    The Company plans to lease underground conduit and pole space and other rights-of-way from entities such as ILECs, utilities, railroads, IXCs, state highway authorities, local governments and transit authorities.

    The following is a summary of the status of MFN's efforts to secure rights-of-way:

    - NEW YORK CITY: The NYC Franchise Agreement grants MFN the right, until December 2008, to install, operate, repair, maintain, remove and replace cable, wire, fiber or other transmission media that may be used in lieu of cable, wire or fiber on, over and under the inalienable property of New York City in order to provide telecommunications services which originate and/or terminate in or transit New York City. The Conduit Occupancy Agreement (as defined herein) between the Company and NYNEX, together with easements granted to the Company by ECS, authorize the installation of the Company's fiber optic communications network in NYNEX's conduit system and the conduit system associated with the ECS, respectively. See "Franchise, License and Related Agreements--New York City Franchise Agreement," "--Conduit Occupancy Agreement", "Risk Factors--Risk of Cancellation or Non-Renewal of Franchises, Licenses or Permits," and "--Need to Obtain and Maintain Rights-of-Way."

    - CHICAGO: MFN is negotiating easements and rights-of-way for Chicago with two entities. MFN is also investigating procuring the required franchises, licenses, permits and other agreements needed to complete its Chicago network. No assurance can be given that these agreements will be consummated or will provide all of the rights-of-way needed by MFN in Chicago.

    - WASHINGTON, D.C.: The Company has obtained rights-of-way for a portion of the Washington, D.C. Intra-City Network and is investigating obtaining the necessary licenses and permits for this network.

    - PHILADELPHIA: MFN has negotiated with the City of Philadelphia for permission, subject to certain conditions, to construct, maintain and operate, replace and remove a telecommunications system in, under and across the public rights-of-way and city streets and/or to place such telecommunications system within the existing facilities owned by Bell Atlantic Corporation, PECO Energy Company, Southeastern Pennsylvania Transportation Authority, Consolidated Rail Corporation or any other entity holding a grant pursuant to City ordinances. An appropriate ordinance was passed by the Philadelphia city council in June 1997 and the Company expects to enter into formal licenses and other agreements shortly.

    In developing the Inter-City Network, MFN is negotiating with certain rail transportation providers, public utilities, RBOCs and others to accomplish the Company's goal of providing its customers with a flexible network architecture. No assurance can be given that these agreements will be consummated or that the rights-of-way needed by MFN will be obtained throughout the intended route of the Inter-City Network.


ADVANCED TECHNOLOGY


    The MFN Network consists of fiber optic communication paths which allow for high speed, high quality transmission of voice, data and video communications. Fiber optic systems use laser-generated light to transmit voice, data and video in digital formats through ultra-thin strands of glass. Fiber optic systems are generally characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment or digital microwave systems. The Company plans to install backbone fiber optic cables containing up to 432 fiber optic strands, which have significantly greater bandwidth than traditional analog copper cables. Using current electronic transmitting devices, a single pair of glass fibers used by the Company's network can transmit up to 8.6 gigabits of data per second or the equivalent of approximately 129,000 simultaneous voice conversations, which is substantially more than traditional analog copper cable installed in many current communications networks. The Company believes that continuing developments in compression technology and multiplexing equipment will increase the capacity of each fiber optic strand, thereby providing more bandwidth carrying capacity at relatively low incremental costs. See "Risk Factors--Rapid Technological Change."

    The Company offers end-to-end fiber optic capacity utilizing SONET capable ring architecture, which has the ability to route customer traffic in either direction around its ring design thereby assuring that fiber cuts do not interrupt service to customers on the NY Network and its planned Intra-City Networks. Currently, a state-of-the-art network operating system continuously monitors and maintains quality control of the NY Network on a 24-hour basis and alerts the Company of any degradation or loss of fiber capacity, pinpoints the location of such degradation and enables the Company to repair or replace impaired fiber without any loss of service. In addition, the monitoring system automatically reroutes traffic in the event of a catastrophic break in the system, enabling the Company to ensure that its customers obtain continuous service.

FRANCHISE, LICENSE AND RELATED AGREEMENTS

    NEW YORK CITY FRANCHISE AGREEMENT. The Company has entered into a 15 year non-exclusive franchise agreement with New York City, which expires in December 2008, to install, operate, repair, maintain, remove and replace cable, wire, fiber or other transmission medium that may be used in lieu of cable, wire or fiber on, over and under the inalienable property of New York City in order to provide telecommunications services which originate and/or terminate in or transit New York City. The NYC Franchise Agreement provides that the Company may submit a written petition to New York City to renew the term of the franchise at least 12 months (but not more than 18 months) before the expiration of the 15 year term. However, New York City has no obligation to renew the NYC Franchise Agreement. The City of New York has granted only seven franchises to date. However, the Company is not aware of any limit on the number of franchises that the City of New York may grant and believes that the City of New York has begun the process that will result in the awarding of additional licenses. See "Risk Factors -- Risk of Cancellation or Non-Renewal of Franchises, Licenses or Permits."

    The NYC Franchise Agreement requires the Company to provide New York City with certain telecommunications infrastructure and to complete construction of its initial network as described in the NYC Franchise Agreement by November 1997. The Company believes it is on schedule to complete such construction.

    Both New York City and the Company have the right, at any time after December 20, 2000, upon six months notice, to renegotiate certain terms of the NYC Franchise Agreement, including the annual compensation payable by the Company to New York City, based on changes in technological, regulatory or market conditions which may occur after the effective date of the NYC Franchise Agreement. In the event either party calls for renegotiation, both New York City and the Company are required to negotiate any such changes in good faith. In the event an agreement cannot be reached upon any such renegotiation, the NYC Franchise Agreement will be subject to early termination on a date which would be one half of the number of days between the date of the notice to renegotiate and January 1, 2009.

    The Company was required to pay the City of New York an annual franchise fee at a rate of 10% of Gross Revenues per year for 1995 and 1996, currently pays 6% of Gross Revenues in 1997 and will pay 5% of Gross Revenues for each remaining year of the franchise. "Gross Revenues" is defined in the NYC Franchise Agreement as all revenues received directly or indirectly by the Company or any affiliate of the Company from or in connection with telecommunications services which originate in, terminate in, or transit New York City. Revenues that are generated from transmissions which transit New York City, but also include transmission through other areas, are to be pro-rated. The minimum franchise fee payable to the City of New York is $200,000 per annum.


    The NYC Franchise Agreement requires that the consent of the City of New York be obtained in connection with the acquisition of 5% or more of the shares of the Company by any person other than Mr. Garofalo, Metromedia, Mr. Finkelstein or Peter Sahagen or any other 5% stockholder on the date of the consummation of the Offerings. Accordingly, following consummation of the Offerings, the City of New York would need to consent to the acquisition by any person of more than 5% of the Class A Common Stock.


    CONDUIT OCCUPANCY AGREEMENT. The Company entered into a non-exclusive conduit occupancy agreement (the "Conduit Occupancy Agreement") with NYNEX in May 1993, authorizing the Company to install its cable facilities in NYNEX's conduit system in New York. The Company is required to pay NYNEX certain rates and charges pursuant to the terms of the agreement.

    The Conduit Occupancy Agreement, which had an initial term of 12 months but was to continue indefinitely if not affirmatively terminated by either party, is terminable without cause by either party upon three months' written notice. Under certain circumstances, a petition may be brought to the Public Services Commission requesting that it decide a dispute arising over termination prior to the termination of the Conduit Occupancy Agreement.

SERVICES

    Market research contained in an industry report estimates today's worldwide internetworking market at approximately $27 billion. Recognizing the significant growth in this area as a result of the ongoing expansion of corporate enterprise networks and the proliferation of the Internet, MFN plans to use its fiber optic infrastructure as a platform to expand into the business of providing SONET-based and ATM-based broadband communications services aimed at the carrier market and high end corporate/ government users.

    MFN has reserved sufficient dark fiber capacity to provide the infrastructure which will allow the Company to offer the following services at competitive rates:

    - OC-3 through OC-192 resilient SONET networks

    - High capacity ATM-based intranet services

    - ATM-based Frame Relay transmission capacities

SALES AND MARKETING

    The Company's sales and marketing strategy includes (i) positioning itself as the communications carriers' carrier of choice, (ii) focusing on high dollar volume corporate and government customers and (iii) emphasizing the cost advantages which will allow the Company to lease its fiber optic infrastructure at fixed prices which represent potentially significant savings for its large volume carrier and corporate customers relative to their present build or buy alternatives. The Company also believes that communications carriers and corporate and government customers will be attracted to the Company's dark fiber product and its unmetered pricing structure. The Company intends to focus its sales and marketing efforts on carrier customers. However, the Company is currently in the process of hiring additional sales professionals to focus on both customer groups. As MFN constructs fiber optic networks in new cities, local sales professionals are expected to be hired to target regional corporate and government customers, while New York City based sales professionals will seek out the Company's carrier customers.

CUSTOMERS

    The Company currently has contracts with approximately 14 customers.

    CARRIERS. The Company expects that communications carriers will account for a majority of its business. The Company currently targets the major carriers, such as resellers, data services, RBOCs, IXCs, CLECs, ISPs, wireless providers, and major information service providers. The Company believes it can compete effectively with other providers due to its rapid deployment, pricing, reliability, customer service and capacity of the MFN Network. The Company traditionally leases dark fiber to communications carriers, providing them with point-to-point and IXC POP-to-end user non-switched access which connects their customers to the Company's network, enabling IXCs to eliminate or reduce costly access charges.

    The Company has entered into contracts with several communications carriers, including providers of wireless and cellular services and a CLEC, as described below. In addition, the Company is currently in the process of negotiating agreements with certain other major communications carriers and will continue to target such carriers in the future. However, there can be no assurance that such agreements will be consummated or will be on terms as favorable to the Company as are the existing agreements.

    On June 3, 1997, the Company entered into an agreement with a CLEC that provides certain exclusive long-term rights to the NY Network. The agreement calls for MFN to provide the customer with capacity over a significant portion of MFN's network at specified locations for twenty years (the "Term"), with an additional ten year option exercisable by the customer. In addition, the agreement permits the carrier to use additional fiber miles for additional charges and requires, under certain circumstances, the

Company to construct and maintain extensions of up to two miles from the then-existing network. As compensation through the Term, the Company is to receive $11.0 million ($5.0 million of which has been received by the Company) in scheduled upfront payments, a monthly recurring charge per terminated fiber strand terminating at certain additional locations, and an additional fiber charge per mile of additional fiber made available for the customer. Charges for the term of the option period are to be determined at market rates.

    In April 1996, the Company entered into an agreement with U.S. One Communications ("U.S. One"), an IXC, pursuant to which it leases portions of its fiber optic network to U.S. One for an initial term lasting until December 20, 2008. U.S. One has the option to renew the agreement for an additional term of up to 13 years. Lease payments consisted of prepayments of $3.6 million. Lease payments for the additional term are payable only if U.S. One elects to renew the agreement, either monthly at a rate per fiber mile equal to the lowest lease rate charged by the Company to any lessee or in a lump sum payment equal to the present value of the lease payments, up to a maximum of $8.8 million plus a certain percentage based upon the consumer price index. The lump sum payment to be made by U.S. One is subject to adjustment if the Company has not completed the build-out of a portion of its network. U.S. One is currently a debtor-in-possession under the U.S. Bankruptcy Code and accordingly no assurance can be given that U.S. One, or its bankruptcy trustee, will assume the agreement with the Company, utilize the Company's network or make any additional payments to the Company.

    CORPORATE/GOVERNMENT CUSTOMERS. The Company expects that its corporate and government customers, including members of the international financial and commercial community, will primarily be entities with multiple locations and high volume communications requirements. The Company expects to provide these customers with dedicated point-to-point communications that have the capacity to carry a wide range of communications services (E.G., high speed intranet access). The Company offers its high-bandwidth services to such customers at prices that are lower than those currently offered by regulated CLECs and ILECs. However, the Company's customers currently provide their own transmission or switching equipment.

    The Company believes it can effectively compete for corporate and government customers based upon price, non-metered usage, reliability and solutions tailored to the customers' needs. In addition, the Company's NY Network utilizes, and the Intra-City Networks will utilize, SONET technology and offer reliability which the Company believes is generally superior to that provided by the ILECs.

    The Company currently has dark fiber infrastructure leasing arrangements with a variety of financial services firms, including investment and commercial banks, securities and accounting firms and a financial exchange, although installation of the dark fiber to be leased pursuant to certain of the contracts has not yet been completed by the Company. Accordingly, some of such contracts are currently terminable and the terms of certain contracts will not commence until the relevant dark fiber has been installed by the Company and accepted by the relevant customers. There can be no assurance that the Company will complete the installation in a timely manner. See "Risk Factors--Risks Associated with Growth Strategy; Management of Expansion."

COMPETITION

    Fiber optic systems are currently under construction both locally and nationally. In New York City, for example, seven franchisees have been granted the right to install and operate a telecommunications network within the city. Development of fiber optic networks is also continuing on a national scale; for example, one provider of fiber is currently in the midst of constructing a cross-continental long distance fiber optic network from Los Angeles to New York and another, Qwest, is constructing a fiber-based national backbone network which will connect 115 metropolitan areas and span approximately 16,000 miles.

    The construction of these networks enables their owners to lease access to their networks to other communications carriers or large corporate or government customers seeking high bandwidth capacity, without these customers having to incur costly expenditures associated with building networks of their own. Alternatively, some network owners may choose to use their infrastructure to provide switched voice and data services, competing directly with ILECs and IXCs. Currently, MFN does not provide such services or plan to provide such services. See "Risk Factors--Limited Nature of Company's Current Services."

    In New York City and the cities where MFN plans to deploy fiber optic communications networks, the Company faces significant competition from the ILECs, which currently dominate their local communications markets. The Company also faces competition from CLECs and other potential competitors in New York City and will face competition in the cities in which the Company plans to build its networks. Many of the Company's competitors have financial, management and other resources substantially greater than those of the Company, as well as other competitive advantages over the Company, including established reputations in the communications market.

    Various communications carriers already own fiber optic cables as part of their communications networks. Accordingly, each of these carriers could, and some do, compete directly with the Company in the market for leasing fiber capacity. In addition, although CLECs generally provide a wider array of services to their customers than the Company presently provides to its customers, CLECs nevertheless represent an alternative means by which a potential customer of the Company could obtain direct access to an IXC POP or other site of the customer's choosing. Thus, CLECs could compete with the Company.

    Some communications carriers and local cable companies have extensive networks in place that could be upgraded to fiber optic cable, as well as numerous personnel and substantial resources to undertake the requisite construction to so equip their networks. To the extent that communications carriers and local cable companies decide to equip their networks with fiber optic cable, they are potential direct competitors of the Company provided that these competitors are willing to offer this capacity to all of their customers. See "Risk Factors--Competitive Industry."

    The Company believes that as competition in the local exchange market develops, a fundamental division between the needs of corporate, governmental and institutional end users and residential end users will drive the creation of differentiated communications services and service providers. The Company believes that the IXCs, ISPs, wireless carriers and corporate and government customers on which it focuses will have distinct requirements, including maximum reliability, consistent high quality transmissions, capacity for high-speed data transmissions, diverse routing and responsive customer service. The Company believes that it will be able to satisfy the needs of such customers.

PROPERTIES

    The NY Network and its component assets are the principal properties currently owned by the Company. The Company owns substantially all of the communications equipment required for its business. The Company's installed fiber optic cable is laid under the various rights-of-way held by the Company. See "--Build-out of Networks--Rights-of-Way". Other fixed assets are located at various leased locations in geographic areas served by the Company.

    The Company's executive, administrative and sales offices are located at its principal office in New York, New York. MFN leases this space (6,446 square feet) at 110 East 42nd Street under two agreements that expire in April and June 1998, respectively. The Company leases additional space at 60 Hudson Street, New York, New York from Hudson Telegraph Associates. See "Certain Relationships and Related Transactions."

REGULATION

    On February 8, 1996, the 1996 Act, the most comprehensive reform of the nation's telecommunications laws since the Communications Act, was enacted. The 1996 Act has resulted in substantial changes in the marketplace for communications services that should be largely favorable to the Company.

    FEDERAL


    The 1996 Act imposes a number of access and interconnection requirements on all local exchange providers, including CLECs, with additional requirements imposed on ILECs. The 1996 Act provides a detailed list of items which are subject to these interconnection requirements, as well as a detailed set of duties for all affected carriers. All LECs, including CLECs, have a duty to (i) not unreasonably limit the resale of their services, (ii) provide number portability if technically feasible, (iii) provide dialing parity to competing providers, and nondiscriminatory access to telephone numbers, directory assistance, operator services and directory listings, (iv) provide access to poles, ducts, conduits and rights-of-way and (v) establish reciprocal compensation arrangements for the transport and termination of telecommunications. In addition to those general duties of all LECs, ILECs have additional duties to (i) interconnect at any technically feasible point and provide service equal in quality to that provided to their customers or the ILEC itself, (ii) provide unbundled access to network elements at any technically feasible point at just, reasonable and nondiscriminatory rates, terms and conditions, (iii) offer retail services at wholesale prices for the use of telecommunication carriers, (iv) provide reasonable public notice of changes in the network or the information necessary to use the network or which affect interoperability and (v) provide for physical collocation. "Physical collocation" is an offering by an ILEC that enables another telecommunications carrier to enter the ILEC's premises to install, maintain and repair its own equipment that is necessary for interconnection or access to the ILEC's network elements. An ILEC must allocate reasonable amounts of space to carriers on a first-come first-served basis. If space limitations or practical or technical reasons prohibit physical collocation, an ILEC must offer "virtual collocation," by which the other carrier may specify ILEC equipment to be dedicated to its use and electronically monitor and control communications terminating in such equipment.


    The FCC adopted pricing and other guidelines to implement the interconnection provisions of the 1996 Act, but the 8th Circuit Court of Appeals recently vacated most of the FCC's guidelines. The responsibility for setting pricing and other guidelines with respect to interconnection has thus been left up to the individual state public service commissions. It is expected that varying pricing and guidelines will emerge from state to state, and some of these guidelines may eventually have an indirect adverse effect on the Company's business.

    Federal telecommunications law directly shapes the market in which the Company competes. Consequently, undesirable regulatory changes could adversely affect the Company's business, financial conditions and results of operations.

    Federal telecommunications law imposes special legal requirements on "common carriers" who engage in "interstate or foreign communication by wire or radio." The Company believes that the leasing of dark fiber facilities does not constitute engaging in "communication by wire or radio" and therefore is not subject to these legal requirements. In any event, the Company does not intend to offer its dark fiber facilities as a common carrier. Common carriers are those who offer services directly to the public, or to all potential users on an indiscriminate basis subject to standardized rates, terms or conditions. The Company does not intend to offer its dark fiber services in this manner, but instead intends to enter into individualized negotiations on a selective basis with prospective lessees of its dark fiber facilities to determine whether and on what terms to serve each potential lessee. The Company therefore does not believe that its dark fiber offerings are subject to the common carrier provisions of the FCC or to the common carrier provisions of the Communications Act.

    Federal telecommunications law also imposes special legal requirements on "telecommunications carriers." The law essentially defines "telecommunications carriers" as those offering certain telecommunication services "directly to the public" or to all potential users. The Company therefore believes that a company has to be a common carrier in order to be considered a telecommunications carrier. For the reasons stated above, the Company believes that it is neither a common carrier nor a telecommunications carrier with respect to its dark fiber service. Nevertheless, the law is not entirely clear as to, and the FCC has not definitively addressed whether, the term "telecommunications carriers" is meant to encompass only common carriers, and therefore whether a provider of dark fiber facilities on an individualized basis, like the Company, is a "telecommunications carrier." The FCC has been petitioned by certain railroad, power and telecommunications associations, none of which are affiliated with the Company, to clarify the status of dark fiber providers in this respect, and if the agency decides that such companies are telecommunications carriers, then the Company would be subject to certain additional regulatory requirements. These requirements may have a material adverse effect on the Company.

    If the Company's offering of dark fiber facilities were deemed to constitute a "telecommunications service," then its revenues from such leases to end users (but not to other telecommunication carriers) would become subject to assessment for the FCC's Universal Service Fund, a fund that was established by the FCC pursuant to the Telecom Act to assist in ensuring the universal availability of basic telecommunications services at affordable prices. Such assessments could create a liability equal to a percentage of these gross revenues although the FCC has not announced what the assessment will be (the Company anticipates that the rate of assessment will be approximately 4.5% of gross interstate end-user revenues for the year 1998, and may be higher in subsequent years). The Company also may be liable for assessments by state commissions for state universal service programs.

    With respect to its offering of telecommunications transmission services, however, the Company will likely operate as a common carrier and therefore will be subject to the regulatory requirements applicable to common carriers and to telecommunications carriers. For example, the Company will be required, with respect to its transmission services, to (1) provide such services indiscriminately upon any reasonable request; (2) charge rates and adopt practices, classifications and regulations that are just and reasonable; and (3) avoid unreasonable discrimination in charges, practices, regulations, facilities and services. The Company may also be required to file tariffs setting forth the rates for its services. Under current FCC policies, these regulatory requirements should not impose any substantial burdens on the Company. The FCC has recently determined, for example, that providers of "access" services (intracity transmission services used to originate and/or terminate interstate and foreign communications) need not file tariffs and may offer such services to customers on a private, contractual basis. Although the FCC's policies may be subject to change in the future due to regulatory, judicial, or legislative actions, and such changes could have a material adverse effect on the Company, the Company does not believe that regulation of its services at the federal level will have any detrimental effect on its competitiveness. The Company's revenues from transmission services will be subject to FCC Universal Service Fund assessments as described above, to the extent that these services are purchased by end users; since the revenues of the Company's competitors will be subject to comparable assessments; however, this should not reduce the Company's competitiveness.

    ILECs, CLECs and IXCs are subject to various federal telecommunications laws. Accordingly, federal telecommunications law may affect the Company's business by virtue of the inter-relationships that exist among the Company and many of these regulated telecommunications entities. For example, the FCC recently issued an order requiring, among other things, that common line access fees charged to IXCs, which previously amounted to more than what was necessary to recover the costs of providing access, shift from being usage driven to a fixed flat cost-based structure. While it is not possible to predict the precise effect the access charge changes will have on the Company's business or financial condition, the reforms will reduce access charges paid by IXCs, likely eliminating one of the principal disincentives for use of ILEC facilities by IXCs, which could have a material adverse effect on the use of the Company's fiber optic telecommunications networks by IXCs.


    The FCC has responsibility under the 1996 Act's interconnection provisions to determine what elements of an ILEC's network must be provided to competitors on an unbundled basis. The FCC has decided not to declare dark fiber an unbundled network element under these provisions. This decision is currently subject to petitions for reconsideration before the FCC. An FCC decision to alter this decision on reconsideration could decrease the demand for dark fiber provided by the Company. In addition, the FCC has announced that state commissions may decide to add network elements to the FCC's list of elements that are required to be unbundled by all carriers throughout the country.


    STATE

    The 1996 Act prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing any interstate or intrastate telecommunications service. Notwithstanding the prohibition contained in the 1996 Act, states regulate telecommunications services, including through certification of providers of intrastate services, regulation of intrastate rates and service offerings, and other regulations. Nonetheless, this provision of the 1996 Act should enable the Company and customers of the Company to provide telecommunications services in states that previously prohibited competitive entry.

    States retain jurisdiction under the 1996 Act to adopt regulations necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of communications services and safeguard the rights of consumers. States are also responsible for mediating and arbitrating CLEC-ILEC interconnection arrangements if voluntary agreements are not reached. Accordingly, the degree of state involvement in local telecommunications services may be substantial.

    In arbitrating interconnection agreements under the 1996 Act between ILECs and their potential competitors, some state commissions have considered whether dark fiber should be considered an unbundled network element. For example, the New York Public Service Commission determined that it would not require NYNEX to provide dark fiber as an unbundled network element. State commissions, including those in Florida, Maryland, North Carolina, and Virginia, also have either refused to require the ILECs to offer dark fiber to competitors, or have stated that the issue would be addressed at a later time. On the other hand, state commissions in Illinois, Massachusetts, Arizona, Georgia, Minnesota, Ohio, Oregon and Tennessee have found dark fiber to be a network element and required the ILECs to offer it on an unbundled basis to CLECs. There can be no assurance that these requirements, and the associated pricing methodologies, where applicable, will not reduce the demand for dark fiber provided by the Company.

    Each state (and the District of Columbia, which is treated as a state for the purpose of regulation of telecommunications services) has its own statutory scheme for regulating providers of certain telecommunications-related services as "common carriers," as "public utilities," or under similar rubrics. The Company believes that the offering of dark fiber facilities is not subject to this type of regulation in Illinois, New York, Pennsylvania, or the District of Columbia. However, the Company's offering of transmission services (as distinct from dark fiber capacity) likely will be subject to regulation in each of these jurisdictions to the extent that these services are offered for intra-state use. Even though many of the Company's facilities will be physically intra-state, the Company anticipates that most customers will use its facilities and services for the purpose of originating and/or terminating inter-state and foreign communications. Under current FCC policies, any dedicated transmission service or facility that is used more than 10% of the time for the purpose of inter-state or foreign communication is subject to FCC jurisdiction to the exclusion of any state regulation.

    Regulation of the telecommunications industry is changing rapidly, and the regulatory environment varies substantially from state to state. At present, the Company does not anticipate that the regulatory requirements to which it will be subject in Illinois, New York, Pennsylvania, and the District of Columbia will have any material adverse effect on its operations, although the Company will incur certain costs to comply with regulatory requirements such as the filing of tariffs, submission of periodic financial and operational reports to regulators, and payment of regulatory fees and assessments. In some jurisdictions, the Company's pricing flexibility for intra-state services may be limited because of regulation, although the Company's direct competitors will be subject to similar restrictions. However, there can be no assurance that future regulatory, judicial, or legislative action will not have a material adverse effect on the Company.

    In response to the 1996 Act, NYNEX "unbundled" its local loop in October 1996. As a result, carriers such as the Company will be permitted to access NYNEX's existing wiring infrastructure in buildings on an economical basis, which the Company believes enhances the strategic value of the NY Network to potential customers. By virtue of the unbundling, NYNEX must make a significant portion of its in-house apartment wiring available for $2 per month per apartment. The availability of an unbundled local loop will enable new carriers to enter the residential voice market on a competitive basis with NYNEX.

    LOCAL

    In addition to federal and state laws, local governments exercise legal authority that may impact the Company's business. For example, local governments, such as the City of New York, typically retain the ability to license public rights-of-way, subject to the limitation that local governments may not prohibit persons from providing telecommunications services. Local authorities affect the timing and costs associated with the Company's use of public rights-of-way. These regulations may have an adverse effect on the Company's business.

    INTERNATIONAL

    Various regulatory requirements and limitations also will influence the Company's business as it attempts to enter international markets.

    Although the Company has not fully determined its international business strategy, the Company is currently negotiating an agreement with a foreign firm that contemplates jointly acquiring and selling international, facilities-based telecommunications capacity between the U.S. and the United Kingdom. Depending on the Company's specific business plan in this arrangement, it is possible that the Company will become a U.S. international common carrier subject to U.S. regulation under Title II of the Communications Act. Under current FCC rules, international carriers that do not exercise market power and that are not affiliated with dominant foreign carriers are subject to relatively relaxed U.S. regulation as nondominant international carriers. As a common carrier, the Company would be subject to among other policies, the common carrier obligations of nondiscrimination. In addition, FCC rules prohibit U.S. carriers from bargaining for special concessions from foreign partners. The Company would also be required, under Sections 214 and 203 of the Communications Act, respectively, to obtain authority and file an international service tariff containing rates, terms and conditions prior to initiating service. As a nondominant carrier, the Company would be eligible to seek "global" authority to operate as facilities-based and/or resale carrier in an application subject to the FCC's streamlined processing rules. International carriers are also subject to certain annual fees and filing requirements, including the requirement to file contracts with other carriers including foreign carrier agreements, and reports setting forth international circuit, traffic and revenue data service. Failure to obtain an appropriate U.S. license for international service or the revocation of a license could have a material adverse effect on the future operations of the Company.

    If the Company operates as an international common carrier, it will also be required to comply with FCC's rules regarding the ISP which defines the permissible boundaries for U.S. carriers and their foreign correspondents to settle the cost of terminating each other's traffic over their respective networks. The ISP is designed to eliminate a foreign carrier's opportunity to discriminate among different U.S. carriers by bargaining for accounting rates or other terms that benefit the foreign carrier but is inconsistent with the U.S. public interest. The ISP generally provides that U.S. carriers may only enter into foreign carrier agreements for the exchange of traffic that contain the same accounting rate and settlement rate (typically one-half of the accounting rate) offered to all other U.S. carriers. The ISP also requires U.S. carriers to adhere to the principle of proportionate return so that competing U.S. carriers have comparable opportunities to receive the return traffic that reduces the marginal cost of providing international service.

    The FCC continues to refine its international service rules to promote competition, reflect and encourage liberalization in foreign countries, and reduce accounting rates toward cost. Indeed, the FCC recently established reduced "benchmark" rates for the amounts U.S. carriers will be allowed to pay to foreign carriers for terminating U.S.-originated traffic. Effective January 1, 1998, U.S. carriers will have one year to ensure that the rate paid to terminate traffic, e.g., in the U.K., does not exceed $.15/minute. Different rates would apply in different countries depending on the countries' wealth.

    In addition, in connection with the proposed transaction between MCI Communications and British Telecom and in other decisions, the FCC has recognized the advent of competition in the U.K. market by designating the U.K. as a country that offers "equivalent opportunities" for the resale of international private line services and "effectively competitive opportunities." Those decisions have relaxed or eliminated regulatory limitations on certain U.S. carrier services between the U.S. and the U.K. and permitted U.K. carriers to enter the U.S. market through affiliations with U.S. carriers. In addition, the FCC has determined that it would permit U.S. carriers to enter into "flexible" international termination arrangements where such arrangements promote competition and has proposed to amend its rules to reflect the U.S. participation in the WTO Agreement on Basic Telecommunications Services in which 69 countries agreed to eliminate barriers to competition in their markets for basic telecommunications service. Under the proposed amendments, the FCC would, among other things, relax or eliminate current rules that restrict or impose more stringent regulation on U.S. carriers with affiliations with carriers from WTO-member countries.

    Regulation of the international telecommunications industry is changing rapidly. The Company is unable to predict how the FCC will resolve the various pending international policy issues and the effect of such resolutions on the Company.

    The Company's international services would also be subject to regulation in the United Kingdom. U.K. regulation, as well as policies and regulations on the European Union level, would impose separate licensing, service and other conditions on the Company's international service operations, and these requirements may have a material adverse impact on the Company.

EMPLOYEES

    As of September 30, 1997, the Company employed 31 people. The Company's employees are not represented by any labor union. The Company considers its relationship with employees to be good.

LEGAL PROCEEDINGS

    On or about April 18, 1997, Howard Katz, Realprop Capital Corp. and Evelyn Katz commenced an action against the Company, Stephen A. Garofalo, Peter Sahagen and Peter Silverman in the United States District Court for the Southern District of New York captioned KATZ, ET AL. v. NATIONAL FIBER NETWORK, INC., ET AL., No. 97 Civ. 2764 (JGK). (National Fiber Network, Inc. is the former name of the Company). On May 28, 1997, the plaintiffs filed an amended complaint and on September 15, 1997, the plaintiffs filed a second amended complaint, which, among other things, added Metromedia and Silverman, Collura, Chernis & Balzano, P.C. as defendants. The amended complaint alleges causes of action for, among other things, common law fraud, violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, breach of fiduciary duty and negligent misrepresentation for alleged misrepresentations and omissions made in connection with the repurchase of the Katz Securities (as defined below under "Certain Relationships and Related Transactions"). The amended complaint also contains allegations of corporate waste against the Company and Mr. Garofalo. Plaintiffs seek, among other things, compensatory damages of not less than $12 million, punitive damages in the amount of $100 million and, in the alternative, rescission of the purchase by the Company of 264,631 shares of Class A Common Stock and 207,883 warrants to acquire shares of Class A Common Stock. The defendants have until October 31, 1997 to answer the amended complaint or to move to dismiss the amended complaint. The Company intends to vigorously defend itself against these allegations based on its belief that MFN acted appropriately in connection with the matters at issue in this litigation. No assurance can be made though, that the Company will not determine that the advantages of entering into a settlement outweigh the risks and expense of protracted litigation or that ultimately the Company will be successful in its defense of the allegations. If the Company is unsuccessful in its defense of the allegations, an award of the magnitude being sought by the plaintiffs in the Katz Litigation would have a material adverse effect on the Company's financial condition or results of operations. See "Risk Factors--Litigation Against the Company."

    In addition, the Company is subject to various claims and proceedings in the ordinary course of business. Based on information currently available, the Company believes that none of such current claims, or proceedings, individually or in the aggregate, including the Katz Litigation, will have a material adverse effect on the Company's financial condition or results of operations, although there can be no assurances in this regard.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information regarding the directors and executive officers of the Company:

NAME                                                       AGE                     OFFICE OR POSITION HELD
-----------------------------------------------------      ---      -----------------------------------------------------
Stephen A. Garofalo..................................          46   Chairman of the Board and Chief Executive Officer
Howard M. Finkelstein................................          44   President, Chief Operating Officer and Director
Stephen W. Ellis.....................................          47   Chief Financial Officer
Vincent A. Galluccio.................................          51   Senior Vice President--Business Development and
                                                                    Director
Louis J. Gambino.....................................          45   Vice President--Network Operations
John S. Mahon........................................          51   Vice President--Network Engineering
John McLeod..........................................          39   Vice President--Marketing
Nicholas M. Tanzi....................................          38   Vice President--Sales
James Urbelis........................................          45   Vice President--Easements and Construction
Silvia Kessel........................................          47   Director
John W. Kluge........................................          83   Director
David Rockefeller....................................          82   Director (Nominee)
Stuart Subotnick.....................................          55   Director
Arnold L. Wadler.....................................          54   Secretary and Director
Leonard White........................................          58   Director (Nominee)

    Each director is elected to serve until a successor is elected and qualified or, if earlier, until the director's death, resignation or removal. Officers, subject to the terms of their respective employment agreements, serve at the pleasure of the Board. See "Management--Employment Agreements."

    Set forth below is the background of each of the Company's executive officers and directors.


    STEPHEN A. GAROFALO founded the Company in April 1993, and has been serving as Chairman of the Board since the Company's inception and as Chief Executive Officer since October 1996 and served as President from 1993 to 1996 and as Secretary from 1993 to 1997. From 1979 to 1993 Mr. Garofalo served as president and chief executive officer of F. Garofalo Electric Co., Inc. See "Certain Relationships and Related Transactions."


    HOWARD M. FINKELSTEIN has been President, Chief Operating Officer and a Director of the Company since April 1997. Prior to joining the Company, Mr. Finkelstein was employed by various affiliates of Metromedia for 16 years. His most recent position was as Executive Vice President and Chief Operating Officer of Metromedia International Telecommunications, Inc. From 1984 to 1993, Mr. Finkelstein served as President of Metromedia Communications Corporation, a national long distance telecommunications carrier. In addition, Mr. Finkelstein served as Executive Vice President and Chief Operating Officer of Metromedia Restaurant Group from 1993 to 1995. Mr. Finkelstein is a Director of Multimedia Medical Systems, Incorporated, a privately held company.

    STEPHEN W. ELLIS has been Chief Financial Officer since June, 1997. From 1992 until joining the Company, Mr. Ellis served as an executive officer of Data Broadcasting Corporation, a financial market data distributor, first through 1995 as Chief Financial Officer followed by President through 1997 of its broker dealer subsidiary DBC Securities, Inc. From 1988 to 1992, Mr. Ellis served as Vice President-- Operations at Citibank and its then-subsidiary, Quotron Systems, Inc., also a market data vendor. Prior to joining Citibank, Mr. Ellis, who is a certified public accountant, was Vice President--Operations at Merrill Lynch & Company and Vice President--Controller for First Interstate Bank, Ltd.

    VINCENT A. GALLUCCIO has been a Director of the Company since February 1997 and has served as a Senior Vice President since December 1995. From January 1992 to October 1994, Mr. Galluccio was employed by British Telecommunications Plc. as a global sales manager for network outsourcing operations. Prior to joining British Telecommunications plc, Mr. Galluccio spent 25 years with International Business Machines Corporation in various sales, marketing and business development positions and was involved in both domestic and world trade assignments.

    LOUIS J. GAMBINO has been Vice President--Network Operations since November, 1996. From 1995 to 1996 he was Vice President-Domestic Operations at International Exchange Networks, Ltd., a an international private line and switched voice carrier. From 1990 to 1995, Mr. Gambino served as Vice President-Operations of Metropolitan Fiber Systems of New York, a CLEC.

    JOHN S. MAHON has been the Company's Vice President--Network Engineering since 1994. Prior to joining the Company, Mr. Mahon was employed by NYNEX (formerly known as New York Telephone Company) from 1965 to 1994 as staff director for engineering design, construction and maintenance of all telecommunications infrastructure in New York City.

    JOHN MCLEOD has been Vice President--Marketing since June 1997. From October 1995 to June 1997, he served as Vice President--Venture Support at Metromedia International Telecommunications, Inc. From January 1994 to October 1995, Mr. McLeod was Vice President--Field Support at Metromedia Restaurant Group. From September 1986 to January 1994, he was employed at Metromedia Communications Corporation where his last position was Vice President and General Manager--National Customer Service Center.

    NICHOLAS M. TANZI has been Vice President--Sales since August 1997. From March 1995 to July 1997, he served as Vice President, Enterprise Networks Division at Fujutsu Business Communications Systems. From April 1993 to February 1995, Mr. Tanzi was Director of Sales, Eastern Region at Asante Technologies Inc. Mr. Tanzi was employed in various capacities from November 1979 through October 1993 at Digital Equipment Corporation.

    JAMES URBELIS has been Vice President--Easements and Construction since 1994. Mr. Urbelis was formerly employed by F. Garofalo Electric Co., Inc. as construction manager from 1968 to 1994. Prior to that time he was a civilian employee of the Army Corps of Engineers engaged in civil works projects.

    SILVIA KESSEL has served as a Director of the Company since July 1997. Ms. Kessel has served as Chief Financial Officer and Treasurer of MIG since 1995 and Executive Vice President of MIG since 1996. In addition, Ms. Kessel served as Executive Vice President of Orion Pictures Corporation ("Orion") from January 1993 through July 1997, Senior Vice President of Metromedia since 1994 and President of Kluge & Company since January 1994. Prior to that time, Ms. Kessel served as Senior Vice President and a Director of Orion from June 1991 to November 1992 and Managing Director of Kluge & Company from April 1990 to January 1994. Ms. Kessel is a member of the Board of Directors of RDM Sports Group Inc., a diversified sporting goods company ("RDM").

    JOHN W. KLUGE has been a Director of the Company since July 1997. Mr. Kluge has been the President and Chairman of Metromedia and its predecessor-in-interest, Metromedia, Inc. ("Ml") for over five years. Mr. Kluge has been the Chairman of the Board of Metromedia International Group, Inc. ("MIG") since 1995. In addition, Mr. Kluge has been Chairman of the Board and a Director of Orion Pictures Corporation from 1992 until July 1997. He also serves as a Director of The Bear Stearns Companies, Inc., Conair Corporation and Occidental Petroleum Corporation.

    DAVID ROCKEFELLER is, as of the effective date of this Prospectus, a nominee to be a Director of the Company. He currently serves as Chairman of The Chase Manhattan Bank's International Advisory

Committee, as Chairman of Rockefeller Center Properties, Inc. (since 1995) and as a Director of Rockefeller & Co., Inc. (since 1994), a privately owned investment management firm. From 1961 to 1981, Mr. Rockefeller served as Chairman of The Chase Manhattan Corporation and The Chase Manhattan Bank, N.A. From 1981 to 1995, he served as Chairman of Rockefeller Group, Inc.

    STUART SUBOTNICK has been a Director of the Company since July 1997. Mr. Subotnick has been the Vice Chairman of the Board of MIG since 1995 and President and Chief Executive Officer of MIG since December 1996. In addition, Mr. Subotnick served as Vice Chairman of the Board of Orion from 1992 until July 1997. Mr. Subotnick has served as Executive Vice President of Metromedia and Ml for over five years. Mr. Subotnick is also a Director of Carnival Cruise Lines, Inc. and RDM.

    ARNOLD L. WADLER is, as of the effective date of this Prospectus, Secretary of the Company and has served as a Director of the Company since July 1997. Mr. Wadler has served as Executive Vice President, General Counsel and Secretary of MIG since August 29, 1996 and, from November 1, 1995 until that date, as Senior Vice President, General Counsel and Secretary of MIG. In addition, Mr. Wadler has served as a Director of Orion from 1991 until July 1997 and as Senior Vice President, Secretary and General Counsel of Metromedia for over five years.

    LEONARD WHITE is, as of the effective date of this Prospectus, a nominee to be a Director of the Company. Mr. White served as President and Chief Executive Officer of Orion Pictures Corporation from 1992 until 1997 and as President and Chief Executive Officer of Orion Home Entertainment Corporation from 1987 to 1992. Mr. White is also a Director of MIG.

BOARD; ELECTION OF DIRECTORS; AGREEMENTS REGARDING BOARD POSITIONS


    Approximately twenty-five percent (25%) of the members of the Board of Directors of the Company are elected by a majority of the votes cast by holders of Class A Common Stock, voting as a separate class, at the annual meeting of shareholders and hold office until their successors have been duly elected and qualified or until their death, resignation or removal. Holders of Class B Common Stock will vote as a separate class to elect at least seventy-five percent (75%) of the Board. Directors may be removed, with or without cause, only by the holders of the class of Common Stock or series of Preferred Stock that, as of the date such removal is effected, would be entitled to elect such director at the next annual meeting of stockholders. Vacancies in a directorship may be filled only by (a) the remaining directors elected by holders of each class of Common Stock or series of Preferred Stock that (x) elected such director and (y) as of the date such vacancy is filled, would be entitled to elect such director at the next annual meeting of the stockholders or (b) if there are no such remaining directors, then by the vote of the holders of the class or classes of Common Stock or series of Preferred Stock, that, as of the date such vacancy is filled, would be entitled to elect such director at the next annual meeting of stockholders, voting as a separate class at a meeting, special or otherwise, of the holders of Common Stock of such class or series of Preferred Stock. In addition, within 90 days of the consummation of the Offerings, the Board will elect Mr. Rockefeller and Mr. White, two outside directors, to its Board.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company did not have a Compensation Committee or an Audit Committee during 1996. Mr. Garofalo determined officers' compensation during 1996.

COMMITTEES OF THE BOARD

    Within 90 days of the consummation of the Offerings, the Board will establish a Compensation Committee and an Audit Committee. The Compensation Committee will make recommendations concerning the salaries and incentive compensation of employees of and consultants to the Company. The Audit Committee will be responsible for reviewing the results and scope of audits and other services provided by the Company's independent auditors.

    Concurrent with the Offerings, the Board will establish two additional committees, the Class A Nominating Committee and the Class B Nominating Committee. The Class A Nominating Committee will make recommendations as to individuals to serve as directors who are to be elected by the Class A Common Stock stockholders. The Class B Nominating Committee will make recommendations as to individuals to serve as directors who are to be elected by the Class B Common Stock stockholders. The Class A Nominating Committee will be comprised of members of the Board who have been elected by the Class A Common Stock stockholders and the Class B Nominating Committee will be comprised of members of the Board who have been elected by the Class B Common Stock stockholders.


EXECUTIVE COMPENSATION

    The following table sets forth in summary form all compensation for all services rendered in all capacities to the Company for the year ended December 31, 1996 of the Chief Executive Officer of the Company and the other four most highly compensated executive officers of the Company (collectively with the Chief Executive Officer, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                              ANNUAL COMPENSATION                  LONG TERM
                                                     --------------------------------------      COMPENSATION
                                                                  SALARY                     ---------------------    ALL OTHER
NAME/PRINCIPAL POSITION                                YEAR         $            BONUS           OPTIONS/SARS        COMPENSATION
---------------------------------------------------  ---------  ----------      -------      ---------------------  --------------
Stephen A. Garofalo
  Chairman, Chief Executive Officer and
  Secretary........................................       1996     225,960        --                  --                  --
Vincent A. Galluccio
  Senior Vice President............................       1996     127,087        --                  --                  --
James Urbelis
  Vice President-Easements and
  Construction.....................................       1996     111,030        --                  --                  --
Gerald Vento
  Former Chief Executive Officer...................       1996      14,243        --                  --                 112,500(a)
Peter Sahagen(b)
  Former Acting Vice
  Chairman--Finance................................       1996      29,800        --                  --                  94,349

------------------------

(a) This payment represents the amount of a settlement agreement between Mr. Vento and the Company. See "Certain Relationships and Related Transactions."

(b) Mr. Sahagen joined the Company during 1996 and amounts disclosed for Mr. Sahagen represent compensation paid after that date. The amount of $94,349 represents consulting fees paid by the Company to Sahagen Consulting Group. In addition, Mr. Sahagen received $250,000 in April 1997 for services rendered in connection with the Metromedia Investment. See "Certain Relationships and Related Transactions."

    Subsequent to the year ended December 31, 1996, the Company granted to Messrs. Galluccio, Mahon and Urbelis options to purchase up to 197,730, 136,890 and 136,890 shares of Class A Common Stock, respectively. All the options have an exercise price of $1.97 per share, are exercisable immediately and have a term of up to 10 years subject to certain conditions. In addition, pursuant to Mr. Garofalo's employment agreement he was granted options to purchase 380,250 shares of Class A Common Stock at an exercise price of $1.97 per share, which options are immediately exercisable and expire 10 years from the grant of the stock option. The Company is required to register the shares of

Class A Common Stock underlying the options under the Securities Act on Form S-8 upon the consummation of the Offerings. In addition, pursuant to Mr. Finkelstein's employment agreement, as amended, he was granted options to purchase 1,521,000 shares of Class A Common Stock at an exercise price of $1.97 per share, which options are immediately exercisable and expire 10 years from their grant. The Company is required to register such shares of Class A Common Stock on Form S-8 under the Securities Act upon the consummation of the Offerings.

COMPENSATION OF DIRECTORS

    Directors who are officers, employees or affiliates of the Company receive no compensation for their services as directors. Each director of the Company who is not also an officer, employee or affiliate of the Company (an "outside director") will be entitled to receive annual directors' fees of $20,000, plus $1,200 for each Board meeting attended ($500 if attended telephonically) and $500 for each committee meeting. Outside directors are eligible to participate in the 1997 Incentive Stock Plan (as defined below) pursuant to which options to purchase 5,000 shares of Class A Common Stock will be granted to each outside director immediately upon such director's initial election and qualification for the Board. Options to purchase 5,000 of Class A Common Stock will be granted annually on the day of each annual shareholder meeting. Each outside director will be eligible to receive options to purchase a maximum of 50,000 shares of Class A Common Stock pursuant to the 1997 Incentive Stock Plan. Each option will have an exercise price equal to the fair market value of a share of Class A Common Stock on the date of grant. All such options granted to outside directors will be immediately exercisable. See "--1997 Stock Incentive Plan."

EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with Messrs. Garofalo and Finkelstein.

    GAROFALO EMPLOYMENT AGREEMENT. Mr. Garofalo's employment agreement, dated as of February 26, 1997, has a five year term and provides for a base salary of $295,000 for the first year, $335,000 for the second year, $375,000 for the third year, $415,000 for the fourth year and $455,000 for the fifth year. Mr. Garofalo is also entitled to receive an annual incentive bonus to be determined by the Compensation Committee. The incentive bonus will not be less than $100,000 per year. Mr. Garofalo's employment agreement also provides for other employee benefits such as life insurance and health care, in addition to certain disability and death benefits. In addition, pursuant to Mr. Garofalo's employment agreement he was granted options to purchase 380,250 shares of Class A Common Stock at an exercise price of $1.97 per share, which options are immediately exercisable and expire 10 years from their grant. The Company is required to register the shares of Class A Common Stock underlying the options under the Securities Act upon the consummation of the Offerings. Except in the case of disability, the Company may terminate Mr. Garofalo's employment only for cause upon which termination Mr. Garofalo shall have no right to receive any compensation or benefit from the Company. If the agreement is terminated without cause, or if Mr. Garofalo terminates employment for good reason, the Company is obligated to pay Mr. Garofalo an amount equal to the greater of (i) his monthly base salary as then in effect multiplied by the number of months remaining in term of his employment as of such termination date and (ii) $1,000,000. "Good reason" includes (i) a reduction in the nature or scope of Mr. Garofalo's titles, authorities, powers, duties or responsibilities; (ii) a change in the method or formula for determining the bonus which results in a decrease in the amount of bonus payable to Mr. Garofalo; (iii) removal of Mr. Garofalo as a member of the Board of the Company, unless such removal occurs after termination of Mr. Garofalo's employment for cause; (iv) a sale of all or substantially all of the ownership interests or assets of the Company or a merger or consolidation of the Company with any other corporation; (v) a change in control of the Company defined as any person or entity becoming a beneficial owner as defined in Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act") directly or indirectly of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities; or (vi) the Company's materially breaching its affirmative or negative covenants or undertakings in the employment agreement and failing to remedy within 15 days. Pursuant to the agreement, Mr. Garofalo has agreed not to compete with the Company for a period of one year following termination of the agreement. During such non-compete period, Mr. Garofalo shall be entitled to receive an amount equal to his base salary as in effect on the date of termination provided that the agreement was not terminated prior to the expiration of the term by either party.

    FINKELSTEIN EMPLOYMENT AGREEMENT. Mr. Finkelstein's employment agreement, dated as of April 30, 1997, has a three year term and provides for a base salary of $295,000 for the first year, $335,000 for the second year and $375,000 for the third year. Mr. Finkelstein is also entitled to receive an annual incentive bonus to be determined by the Compensation Committee. The incentive bonus will not be less than $100,000 for each year. Mr. Finkelstein's employment agreement also provides for other employee benefits such as life insurance and health care, in addition to certain disability and death benefits. In addition, pursuant to Mr. Finkelstein's employment agreement, as amended, he was granted options to purchase 1,521,000 shares of Class A Common Stock at an exercise price of $1.97 per share, which options are immediately exercisable and expire 10 years from their grant. The Company is required to register such shares of Class A Common Stock under the Securities Act on Form S-8 upon the consummation of the Offerings. Except in the case of disability, the Company may terminate Mr. Finkelstein's employment only for cause upon which termination Mr. Finkelstein shall have no right to receive any compensation or benefit from the Company. If the agreement is terminated without cause or if Mr. Finkelstein terminates employment for good reason, the Company is obligated to pay to Mr. Finkelstein his base salary, bonus and benefits that are accrued and unpaid as of the date of termination as well as an amount equal to one and a half times his base salary as then in effect. "Good reason" includes (i) a reduction in the nature or scope of Mr. Finkelstein's titles, authorities, powers, duties or responsibilities; (ii) a change in the method or formula for determining the bonus which results in a decrease in the amount of bonus payable to Mr. Finkelstein; (iii) removal of Mr. Finkelstein as a member of the Board of the Company, unless such removal occurs after termination of Mr. Finkelstein's employment for cause; (iv) a sale of all or substantially all of the ownership interests or assets of the Company or a merger or consolidation of the Company with any other corporation; (v) a change in control of the Company defined as any person or entity (other than Stephen Garofalo) becoming a beneficial owner as defined in Rule 13d-3 of the Exchange Act directly or indirectly of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities; or (vi) the Company's materially breaching its affirmative or negative covenants or undertakings in the employment agreement and failing to remedy within 15 days. Pursuant to the agreement, Mr. Finkelstein has agreed not to compete with the Company for a period of one year following termination of the agreement. During such non-compete period, Mr. Finkelstein shall be entitled to receive an amount equal to his base salary as in effect on the date of termination provided that the agreement was not terminated prior to the expiration of the term by either party.

1997 STOCK INCENTIVE PLAN

    In connection with the consummation of the Offerings the Company intends to adopt the Metromedia Fiber Network, Inc. 1997 Incentive Stock Plan (the "1997 Incentive Stock Plan"). The following is a summary of the material features of the 1997 Incentive Stock Plan.

    The purpose of the 1997 Incentive Stock Plan is to give MFN a significant advantage in retaining key employees, officers and directors, and to provide an incentive to selected key employees, officers and directors of MFN who have substantial responsibility in the direction of MFN, and others whom the Committee (as defined below) determines provide substantial and important services to MFN, to acquire a proprietary interest in MFN, to continue as employees, officers and directors or in their other capacities, and to increase their efforts on behalf of MFN.

    TYPES OF AWARDS

    The types of awards that may be granted pursuant to the 1997 Incentive Stock Plan include (i) incentive stock options ("ISOs") and (ii) non-qualified stock options ("NQSOs" and together with ISOs, "Stock Options" and "Awards"). ISOs are intended to be treated as incentive stock options within the meaning of Section 422 of the Code. NQSOs are, in general, options which do not have the special income tax advantages associated with ISOs. Stock Option grants will consist of the maximum number of ISOs that may be granted to a particular grantee under applicable law with the balance of the Stock Options being NQSOs.

    ADMINISTRATION OF THE PLAN

    The 1997 Incentive Stock Plan will be administered by the Compensation Committee of the Board (the "Committee"). The Committee will consist of two or more members of the Board each of whom shall be an "outside director" as defined under Section 162(m) of the Code, and the regulations and interpretations thereunder. Members of the Committee will be eligible to receive certain Awards (other than ISOs) under the 1997 Incentive Stock Plan.

    Subject to the terms and conditions of the 1997 Incentive Stock Plan and the formula awards for Independent Directors (as defined below), the Committee is authorized to grant Awards, to determine which employees, officers, directors or other individuals may be granted Awards, to determine the type and number of Awards to be granted, to determine the term of such Awards, to determine the exercise price of any Award, to determine the terms of any agreement pursuant to which Awards are granted, to interpret and construe the 1997 Incentive Stock Plan, and to determine any other matters delegated to it under the 1997 Incentive Stock Plan or necessary for the proper administration of the 1997 Incentive Stock Plan.

    SHARES OF CLASS A COMMON STOCK SUBJECT TO THE 1997 INCENTIVE STOCK PLAN

    Subject to certain exceptions set forth in the 1997 Incentive Stock Plan, the aggregate number of shares of the Class A Common Stock that may be the subject of Awards under the 1997 Incentive Stock Plan is 1,000,000. The maximum number of shares of Class A Common Stock available with respect to Awards granted to any one grantee shall not exceed, in the aggregate, 100,000. Shares of Class A Common Stock granted under the 1997 Incentive Stock Plan may either be authorized but unissued shares of Class A Common Stock not reserved for any other purpose or shares of Class A Common Stock held in or acquired for the treasury of MFN.

    Shares of Class A Common Stock subject to an Award which terminates unexercised may again be the subject to an Award under the 1997 Incentive Stock Plan. In addition, shares of Class A Common Stock surrendered to MFN in payment of the exercise price or applicable taxes upon exercise or settlement of an Award may also be used thereafter for additional Awards.

    ELIGIBILITY

    Any key employee, officer and director, including a director who is not an employee and a director who serves on the Committee, of MFN and its subsidiaries who has substantial responsibility in the direction of MFN and its subsidiaries and anyone else whom the Committee determines provides substantial and important services to MFN is eligible to receive Awards.

    Any Independent Director who first serves on the Board subsequent to the date the 1997 Incentive Stock Plan was adopted shall be entitled to receive Awards under the 1997 Incentive Stock Plan with respect to 5,000 shares of Common Stock, each having an exercise price equal to the fair market value of a share of Class A Common Stock on the date of grant. For purposes hereof, "Independent Directors" shall mean any member of the Board who during his entire term as a director was not employed by MFN and its subsidiaries, within the meaning of Section 424(f) of the Internal Revenue Code of 1986, as amended (the "Code"), and who also satisfies the criteria for "outside director" under Section 162(m) of the Code.

    TERMS AND CONDITIONS OF STOCK OPTIONS

    The exercise price of all ISOs granted under the 1997 Incentive Stock Plan is the fair market value of the Class A Common Stock on the date of grant. The exercise price of all NQSOs granted under the 1997 Incentive Stock Option Plan will be determined by the Committee, although the initial awards will be made at fair market value of the Class A Common Stock on the date of grant. The term of each Stock Option granted under the 1997 Incentive Stock Plan will be determined by the Committee but will in no event be greater than ten years from the date of grant.

    With respect to ISOs granted to a grantee who owns stock possessing more than 10% of the voting rights of MFN's outstanding capital stock on the date of grant, the exercise price of the ISO shall be equal to 110% of the fair market value of the Class A Common Stock subject to the ISO on the date of grant and the ISO may not be exercisable more than five years after the date of grant.

    Stock Options shall vest and become exercisable over a period of years as determined by the Committee.

    Subject to the following sentence, upon the exercise of a Stock Option, the grantee must pay the exercise price in cash. At the discretion of the Committee, the exercise price may be paid with shares of Class A Common Stock already owned by, and in possession of, the grantee or in a combination of cash or shares of Class A Common Stock.

    The aggregate fair market value of the Class A Common Stock (determined on the date of grant) for which ISOs granted under the 1997 Incentive Stock Plan and any other plan of MFN or a subsidiary may be exercisable for the first time by any grantee during any calendar year cannot exceed $100,000 or such other amount as may be prescribed under the Code or applicable regulations and rulings from time to time.

    ACCELERATION OF VESTING AND EXERCISABILITY

    If a grantee's employment with MFN is terminated because of the grantee's death, the grantee's retirement on or after attaining age sixty-five or a Change in Control prior to the date of the Stock Option is by its terms exercisable, the Stock Option shall be immediately exercisable (and the restrictions thereof, if any, shall lapse) as of the date of the termination of the grantee's employment, subject to the other terms of the 1997 Incentive Stock Plan.

    Upon a Change in Control of MFN, (i) each holder of a Stock Option shall have the right to exercise the Stock Option in full without regard to any waiting period, installment period or other limitation or restriction thereon and (ii) each holder of a Stock Option shall have the right, exercisable by written notice to MFN within sixty days after the Change in Control, to receive, in exchange for the surrender of the Stock Option or any portion thereof to the extent the Stock Option is then exercisable in accordance with clause (i), an amount of cash equal to the difference between the fair market value of the Class A Common Stock on the date of exercise and the exercise price of the Stock Option.

    In general, under the 1997 Incentive Stock Plan, a "Change in Control" of MFN shall be deemed to have occurred as of the first day any one or more of the following four conditions have been satisfied: (i) any event whereby a Person (other than (a) MFN or an affiliate, as defined in the Exchange Act or (b) any employee benefit plan or trust sponsored or maintained by MFN or an affiliate, as defined in the Exchange Act) (x) acquires 35% or more of MFN's outstanding voting securities, (y) acquires securities of MFN bearing a majority of voting power with respect to election of directors of MFN or (z) acquires all or substantially all of MFN's assets, whether by sale, lease, exchange or other transfer (in one transaction or in a series of related transactions); (ii) a change in the composition of the Board such that at any time a majority of the Board shall not have been members of the Board for twenty-four months; provided, however, that directors who were appointed or nominated for election by at least two-thirds of the directors who were directors at the beginning of such twenty-four month period (or deemed to be such directors under this clause (ii)) shall be deemed to be directors at the beginning of such twenty-four month period for the purposes of this clause (ii); (iii) the stockholders of MFN approve any plan or proposal for the liquidation or dissolution of MFN; or (iv) any consolidation or merger of MFN, other than a merger or consolidation of MFN in which the voting securities of MFN outstanding immediately prior thereto continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the voting securities of MFN or such surviving entity outstanding immediately after such merger or consolidation. "Person" shall have the same meaning as ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Section 13(d) thereof.

    ADJUSTMENT PROVISIONS

    The total number and character of shares of Class A Common Stock subject to Awards and the number and character of shares of Class A Common Stock subject to outstanding Awards and/or the exercise price of such shares will be appropriately adjusted by the Committee if the shares of Class A Common Stock are changed into or exchanged for a different number or kind of shares of stock or other securities of MFN or of another corporation (whether by reason of merger, consolidation, recapitalization, reclassification, split, reverse split, combination of shares, or otherwise). The Committee may also make appropriate adjustments in the event of a merger, consolidation or other transaction or event having a similar event.

    AMENDMENT AND TERMINATION OF THE 1997 INCENTIVE STOCK PLAN

    Unless terminated earlier by action of the Board of MFN, the 1997 Incentive Stock Plan will terminate on the tenth anniversary of its adoption, and no additional grants under the 1997 Incentive Stock Plan will be made after that date.

    The Board may amend or terminate the 1997 Incentive Stock Plan at any time, but may not, without the written consent of the grantee, make any such alteration which would impair the rights of a holder of an outstanding Award. Furthermore, the 1997 Incentive Stock Plan may not be amended without the approval of the holders of a majority of the outstanding stock of MFN (i) to decrease the minimum exercise price for ISOs; (ii) to extend the term of the 1997 Incentive Stock Plan beyond ten years, (iii) to extend the maximum terms of the Awards granted beyond ten years, (iv) to withdraw the administration of the 1997 Incentive Stock Plan from the Committee, (v) to change the class of eligible employees, officers, directors and other grantees, (vi) to increase the aggregate number of shares of Class A Common Stock authorized to be issued, and
(vii) to otherwise require stockholder approval to comply with Rule 16b-3 or any other applicable law, regulation, or listing requirement or to qualify for an exemption or characterization that is deemed desirable by the Board. No amendment or terminations of the 1997 Incentive Stock Plan shall, without written consent of the grantee, alter the terms of Awards already granted and such Stock Options shall remain in full force and effect as if the 1997 Incentive Stock Plan had not been terminated.

    MODIFICATION, EXTENSION AND RENEWAL OF OPTIONS

    The Committee may, within the limitations of the Incentive Stock Plan, modify, extend or renew outstanding Awards granted under the 1997 Incentive Stock Plan, or accept the surrender of outstanding Awards and authorize the granting of new Awards in substitution therefor. No modification may, without the consent of the grantee, alter or impair any rights or obligations under any Award theretofore granted to the grantee nor shall any modification adversely affect the status of an ISO under Section 422 of the Code.

    TRANSFERABILITY OF AWARDS AND OTHER PROVISIONS

    The rights of a grantee with respect to the Awards granted pursuant to the 1997 Incentive Stock Plan are not transferable other than by will or the laws of descent and distribution and are exercisable, during the lifetime of the grantee, only by the grantee or by the guardian or legal representative of the grantee acting in a fiduciary capacity on behalf of the grantee under state law or court supervision. An Award is not subject, in whole or in part, to attachment, execution or levy of any kind.

    RIGHTS UPON TERMINATION OF EMPLOYMENT

    If the grantee dies while an employee or when no longer an employee but while he or she still has the right to exercise an Award, the grantee's estate shall have the right for a period of one year following the date of death to exercise the Award to the extent such Award is exercisable and to the extend such Award has not yet expired.

    Upon a grantee's retirement from MFN or a subsidiary on or after attaining age sixty-five the grantee shall have the right for a period of three months following the date of retirement to exercise an Award to the extent such Award is exercisable and to the extent such Award has not yet expired.

    Upon a grantee's termination of employment from MFN on account of disability, the grantee or the legal representative of the grantee, shall have the right for a period of one year following the date of such termination to exercise an Award to the extent such award is exercisable and to the extent such Award has not yet expired.

    In the event the grantee's employment with MFN or a subsidiary is terminated for any reason other than disability, death or retirement on or after attaining age sixty-five, the grantee may exercise an Award within three months after his or her termination of employment.

    RIGHTS AS STOCKHOLDER

    No grantee of any Stock Option has any rights as a stockholder with respect to any shares of Common Stock subject to his or her Stock Option prior to the date on which he or she is recorded as the holder of such shares of Class A Common Stock on the records of MFN.

    RIGHT TO CONTINUED EMPLOYMENT

    The 1997 Incentive Stock Plan is not a contract of employment, and the terms of employment of any grantee shall not be affected in any way by the 1997 Incentive Stock Plan or related instruments except as specifically provided therein. The establishment of the 1997 Incentive Stock Plan shall not be construed as conferring any legal rights upon any grantee for a continuation of employment, nor shall it interfere with the right of MFN or any subsidiary to discharge any grantee and to treat him or her without regard to the effect which such treatment might have upon him or her as a grantee.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth, as of October 7, 1997, certain information regarding the beneficial ownership of the Company's voting stock by (i) each of the Company's directors, (ii) each person believed by the Company to own beneficially more than 5% of its outstanding voting stock, (iii) each of the Named Executive Officers and (iv) all executive officers and directors of the Company as a group. The information set forth below assumes consummation of the Reverse Stock Split and the Reclassifications and excludes any shares that may be acquired pursuant to stock options that may be granted under the 1997 Incentive Stock Plan. Except as otherwise indicated, each stockholder listed below has sole voting and investment power with respect to shares beneficially owned by such person.



                                                            CLASS A                   CLASS B
                                                         COMMON STOCK             COMMON STOCK(A)
                                                   -------------------------  ------------------------
                                                      NUMBER       PERCENT      NUMBER       PERCENT         PERCENT OF
                                                    OF SHARES     OF CLASS     OF SHARES    OF CLASS     TOTAL VOTING POWER
                                                   ------------  -----------  -----------  -----------  ---------------------
Stephen A. Garofalo..............................     5,686,939(b)       57.0%          --         --              10.9%
    110 East 42nd Street
    Suite 1502
    New York, NY 10017
Metromedia Company...............................            --          --     3,932,756        93.2%             75.9%
    One Meadowlands Plaza
    East Rutherford, NJ 07073
Howard M. Finkelstein............................     1,521,000(c)       13.7%          --         --               2.9%
    110 East 42nd Street
    Suite 1502
    New York, NY 10017
Peter Sahagen....................................     1,104,030(d)       11.5%          --         --               2.1%
    3590 South Ocean Blvd.
    South Palm Beach, FL 33480
Vincent A. Galluccio.............................       197,730(e)        2.0%          --         --                 *
James Urbelis....................................       136,890(f)        1.4%          --         --                 *
John S. Mahon....................................       136,890(f)        1.4%          --         --                 *
Louis J. Gambino.................................        15,210(g)          *          --          --                 *
Silvia Kessel....................................        63,809(h)          *          --          --                 *
John W. Kluge....................................       253,500(i)        2.6% 3,932,756(j)       93.2%            76.0%
    215 East 67th Street
    New York, NY 10021
David Rockefeller................................       348,638(k)        3.6%          --         --                 *
Stuart Subotnick.................................       253,500(i)        2.6% 4,221,159(j)      100.0%            81.6%
    215 East 67th Street
    New York, NY 10021
Arnold L. Wadler.................................        76,918(h)          *          --          --                 *
Leonard White....................................            --          --            --          --                 *
Gerald Vento.....................................            --          --            --          --                 *
All Directors and Executive Officers as a             9,840,685        77.8%    4,221,159       100.0%             94.9%
    group........................................


------------------------

*   less than 1.0%

(a) The shares of Class B Common Stock are convertible into shares of Class A Common Stock at the rate of one share of Class A Common Stock for each share of Class B Common Stock and the holders of shares of Class B Common Stock are entitled to 10 votes per share.

(b) Includes presently exercisable options to purchase 380,250 shares of Class A Common Stock at an exercise price of $1.97 per share.

(c) Represents presently exercisable options to purchase 1,521,000 shares of Class A Common Stock at an exercise price of $1.97 per share.


(d) All of such shares are owned by an entity controlled by Mr. Sahagen.


(e) Represents presently exercisable options to purchase 197,730 shares of Class A Common Stock at an exercise price of $1.97 per share.
(f) Represents presently exercisable options to purchase 136,890 shares of Class A Common Stock at an exercise price of $1.97 per share.

(g) Represents presently exercisable options to purchase 15,210 shares of Class A Common Stock at an exercise price of $1.97 per share.
(h) Includes 50,700 presently exercisable options to acquire shares of Class A Common Stock at an exercise price of $1.97 held by each of Ms. Kessel and Mr. Wadler. Does not include shares owned by Metromedia. Ms. Kessel and Mr. Wadler are employed by Metromedia and disclaim beneficial ownership of the shares owned by Metromedia.

(i) Consists of 253,500 presently exercisable options to acquire shares of Class A Common Stock at an exercise price of $1.97 held by each of Mr. Kluge and Mr. Subotnick.

(j) Includes 3,932,756 shares owned by Metromedia. Messrs. Kluge and Subotnick, Directors of the Company, are general partners of Metromedia.


(k) Represent 348,638 shares owned by DR & Descendents Partnership, of which Mr. Rockefeller is a partner and for which he exercises voting and investment power.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

HISTORICAL TRANSACTIONS

    Stephen A. Garofalo, the Company's Chairman of the Board, Chief Executive Officer and a principal stockholder, served as chief executive officer and principal stockholder of F. Garofalo Electric Co., Inc. ("Garofalo Electric"). Garofalo Electric provided the Company with electrical contracting services in connection with the installation of the Company's fiber optic network. As of December 31, 1995, the Company owed Garofalo Electric $692,887 for such services. The Company believes that the terms pursuant to which such services were rendered to the Company by Garofalo Electric were fair to the Company and comparable to those which could have been obtained in arm's-length negotiations with unaffiliated parties. On July 24, 1995, Garofalo Electric assigned to the Company its interest in an agreement between Garofalo Electric and Oppenheimer Capital for the provision of dark fiber. In May 1996, the Company, Garofalo Electric and Frank Garofalo, the assignee of Garofalo Electric's receivable from the Company and the father of Stephen A. Garofalo, entered into an agreement whereby the full amount was satisfied by the issuance of 456,300 shares of Class A Common Stock to Frank Garofalo. Garofalo Electric is currently in the process of winding up its business and affairs.

    Stephen A. Garofalo has made various loans to the Company. At December 31, 1994, such loans totaled $1,967,109. In April 1995 Mr Garofalo agreed to contribute to the Company's capital $1.7 million of amounts due him. By agreement between the Company and Mr. Garofalo in May 1996 the transaction was rescinded. During 1995, the Company made repayments (net of additional advances) of $1,070,130. The loans from Mr. Garofalo totaled approximately $896,979 at December 31, 1995. On May 21, 1996, the Company issued to Mr. Garofalo 152,100 shares of Class A Common Stock in satisfaction of $600,000 of the outstanding balance. All outstanding amounts have been repaid to Mr. Garofalo.

    As of December 31, 1996, the Company had outstanding approximately $4.9 million of indebtedness due to US ONE Communications of New York, Inc. ("US ONE"), a lessee of the Company's dark fiber, which was personally guaranteed by Stephen A. Garofalo. On April 30, 1997, upon consummation of the Metromedia Investment, $1,370,000 of the indebtedness was paid off in cash from proceeds of the Metromedia Investment while the remainder was converted into a prepaid lease payment to the Company. Therefore, there is no such indebtedness currently outstanding.

    On March 16, 1995, the Company entered into a loan agreement (the "Rubin Loan Agreement") with Robert Rubin, at the time a Director of the Company, pursuant to which the Company borrowed $500,000 at an interest rate of 10% per annum and issued to Mr. Rubin 155,994 shares of Class A Common Stock as an inducement for entering into the agreement. The Rubin Loan Agreement had a term of one year and the obligations of the Company were (i) guaranteed by Stephen A. Garofalo and (ii) collateralized by shares of Common Stock owned by Mr. Garofalo. The Rubin Loan Agreement, including all accrued interest, was fully repaid in March 1996.


    On January 12, 1996, the Company entered into an agreement with its then legal counsel, Silverman, Collura, Chernis & Balzano, P.C. ("SCCB"), pursuant to which the Company agreed to issue shares of Class A Common Stock as additional consideration for legal services provided to the Company. Pursuant to this agreement, and a subsequent amendment dated April 16, 1996, the Company issued to SCCB 491,105 shares of Class A Common Stock during March and April of 1996. At the time of the April 16 amendment, Peter Silverman, a partner of SCCB, was a Director of the Company. On June 15, 1996, the Company granted SCCB a warrant to purchase an aggregate of 152,100 shares of Class A Common Stock at an exercise price of $.07 per share as additional consideration for legal services provided to the Company. In January 1997, SCCB exercised this warrant and purchased 152,100 shares of Class A Common Stock.


    In February, 1996, the Company entered into a settlement agreement (the "Katz Settlement Agreement") with Howard Katz, the Company's former Chief Financial Officer, and Realprop Capital Corp. ("Realprop"), an affiliate of Mr. Katz, in connection with the termination of Mr. Katz's employment with the

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Company. Pursuant to the Katz Settlement Agreement, the Company agreed to pay
Mr. Katz approximately $940,000 over a period of five years, including $90,000 per year pursuant to a consulting agreement (the "Consulting Agreement"). Under the Consulting Agreement, Realprop was to provide consulting services relating to Katz's knowledge and understanding of transactions and the conduct of business in which the Company engaged and to such other areas of consultation as Katz and the Company mutually agreed upon. On November 12, 1996, Howard Katz, Lauren Katz, Stephen Katz and Realprop (collectively, the "Katz Group") entered into an agreement (the "Katz Purchase Agreement") with Peter Sahagen, at the time Acting Vice Chairman--Finance of the Company, pursuant to which Mr. Sahagen was granted the right to purchase an aggregate of 264,631 shares of Class A Common Stock and an option to purchase warrants for the purchase of 207,883 shares of Class A Common Stock (collectively, the "Katz Securities") for an aggregate purchase price of $640,000. In conjunction with the Katz Purchase Agreement, in a letter agreement dated December 10, 1996, Howard Katz and Realprop Capital Corp. agreed to release the Company from all liabilities and obligations arising out of the Katz Settlement Agreement, and to reduce the term of the $90,000 per year Consulting Agreement from five years to three years. On February 11, 1997, Mr. Sahagen entered into a letter agreement with the Company acknowledging that he was acting as nominee for the Company with respect to the Katz Purchase Agreement and assigned to the Company all of his rights, title and interest in and to the Katz Purchase Agreement. The Company agreed to reimburse Mr. Sahagen for $25,000 in payments made to Mr. Katz for extending Mr. Sahagen's right to purchase the Katz Securities. On February 11, 1997, the Company entered into an agreement with the Katz Group, pursuant to which the Company purchased the Katz Securities for $640,000 and confirmed that the Consulting Agreement may be terminated by the Company after three years of its term had concluded. The purchase price was funded with a portion of the proceeds of the Metromedia Loan (as described below). The foregoing transaction is the subject of a pending lawsuit. See "Business--Legal Proceedings."

    On April 15, 1996, the Company entered into an employment agreement with Gerald Vento pursuant to which Mr. Vento would serve as Chief Executive Officer of the Company. On the same day, the Company entered into a stock purchase agreement and a consulting agreement with Vento & Company of New York, LLC ("VCNY"). Pursuant to the stock purchase agreement, the Company issued 1,521,000 shares of Class A Common Stock to VCNY as consideration for prior services provided by VCNY. On October 9, 1996, the Company entered into a settlement agreement with Mr. Vento and VCNY. Pursuant to such settlement agreement, (i) the Company and Mr. Vento agreed to terminate Mr. Vento's employment agreement,
(ii) VCNY agreed to sell to Stephen A. Garofalo 1,368,900 shares of Class A Common Stock (the "Vento Shares") and (iii) the Company agreed to pay $112,500 to VCNY on behalf of Mr. Vento. On January 3, 1997, Mr. Garofalo assigned his right to purchase the Vento Shares to Mr. Sahagen, who together with other parties on January 13, 1997 purchased the Vento Shares for $425,000.

    On October 28, 1996, the Knobel 1995 Childrens' Investment Trust (the "Knobel Trust") granted to Stephen A. Garofalo an option to purchase 399,889 shares of Class A Common Stock of the Company for an aggregate purchase price of $500,000. By letter dated December 3, 1996, the option was amended to reduce the number of option shares to 323,839. The option was thereafter assigned by Mr. Garofalo to the Company. On February 11, 1997, the Company exercised the option by payment of the sum of $500,000 to the Knobel Trust. Payment of such amount was funded with a portion of the proceeds of the Metromedia Loan.

    On February 11, 1997, the Company entered into an agreement (the "Sahagen Agreement") with Mr. Sahagen. Pursuant to the Sahagen Agreement, (i) the Company agreed to pay Mr. Sahagen a fee of $250,000 upon an equity investment in the Company of at least $10 million, in full and complete payment for all services rendered by Mr. Sahagen in his capacity as Acting Vice Chairman--Finance of the Company and in facilitating the Metromedia Investment and for any fees or compensation due to Mr. Sahagen pursuant to any prior agreements with the Company, (ii) Mr. Sahagen agreed to release the Company from any claims against the Company, subject to payments required by the Sahagen Agreement, (iii) the Company agreed to designate Mr. Sahagen or a suitable designee selected by

Mr. Sahagen as a Director of the Company for a term of six months and (iv) the Company granted Mr. Sahagen certain "piggyback" registration rights. In connection with the Metromedia Investment, the Company paid the $250,000 fee to Mr. Sahagen.

    On December 13, 1996, the Company issued and sold to Penny Lane Partners, L.P. ("Penny Lane"), for aggregate cash consideration of $2,025,000, (i) 150,000 shares of 10% cumulative convertible preferred stock (the "Series A Preferred Stock") bearing dividends at a rate of $1.35 per share per annum, (ii) warrants to purchase 114,075 shares of Class A Common Stock at an exercise price of $4.93 per share (the "Penny Lane Warrants") and (iii) a contingent stock subscription warrant to purchase a number of shares of Class A Common Stock (such number to be determined based on certain future events) at an exercise price of $0.02 per share (the "Contingent Warrants"). In connection with the Metromedia Investment, Penny Lane agreed to permit the Series A Preferred Stock and the Contingent Warrants to be redeemed at an aggregate redemption price of $2,115,000 (which includes accrued but unpaid dividends on the Series A Preferred Stock) and in connection therewith the number of shares underlying the Penny Lane Warrants was increased from 114,075 to 228,150.

    In 1994 the Company engaged Richard A. Eisner & Company, LLP ("Eisner") to serve as its independent auditors. During 1995, Gerald Vento began his affiliation with the Company and requested that the Company engage M.R. Weiser & Co. LLP, Certified Public Accountants ("Weiser"), to serve as the Company's independent auditors. Stephen A. Garofalo, majority stockholder and Chairman of the Board, approved the dismissal of Eisner and the engagement of Weiser. In September 1996, the Company decided to engage a "big six" accounting firm and engaged Ernst & Young LLP ("Ernst & Young") to serve as its independent auditors. Stephen A. Garofalo, majority stockholder, approved the dismissal of Weiser and the engagement of Ernst & Young. At no time during the periods in which Eisner and Weiser served as the Company's independent auditors were there any disagreements between the Company and Eisner or Weiser regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. Both Eisner and Weiser included in their opinions on the Company's financial statements a separate paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern. Ernst & Young's report on the Company's consolidated financial statements for the year ended December 31, 1996 does not contain a similar statement.

RECENT TRANSACTIONS

    METROMEDIA INVESTMENT. On February 10, 1997, Metromedia agreed to loan $2,000,000 to the Company. See "Principal Stockholders." Pursuant to an agreement dated March 6, 1997, Metromedia agreed to loan to the Company up to an additional $6,000,000, subject to certain conditions (together with the loan on February 10, the "Metromedia Loan"). On April 30, 1997, the Metromedia Loan was repaid with a portion of the proceeds from the Metromedia Investment. The Metromedia Loan was funded in two installments: (i) $1,140,000 on February 10, 1997 and (ii) $860,000 on February 14, 1997, and provided for a revolving loan of up to an additional $6,000,000. The Metromedia Loan was scheduled to mature on August 31, 1997 and bore interest at the prime rate announced by The Chase Manhattan Bank. The proceeds from the first installment of the Metromedia Loan were used to fund an escrow account which repurchased on behalf of the Company 588,470 shares of Class A Common Stock and warrants to purchase 207,883 shares of Class A Common Stock (the "Repurchased Securities"). Pursuant to an escrow arrangement, the Repurchased Securities were pledged to Metromedia as security for the Metromedia Loan. The proceeds from the other installments of the Metromedia Loan were used for working capital. On April 30, 1997, the Company entered into the Metromedia Agreement, pursuant to which the Company sold to Metromedia, Mr. Subotnick, Mr. Wadler and Ms. Kessel shares of the Series B Preferred Stock (which constituted 100% of such series) for $32,500,000. The shares of the Series B Preferred Stock were exchanged for 4,221,159 shares of Class B Common Stock pursuant to the Series B Reclassification. The proceeds from this transaction were used to redeem the Series A Preferred Stock and Contingent Warrants ($2,115,000), to repay the Metromedia Loan and accrued interest thereon ($4,058,126), to repay indebtedness to US ONE ($1,370,000), to repay indebtedness to

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
Sterling Capital LLC ("Sterling") ($555,000), and the balance for working capital. Upon repayment of the Metromedia Loan, the Repurchased Shares were released from escrow and delivered to the Company.


    METROMEDIA LEASE. In March 1997, the Company entered into an agreement to lease approximately 5,300 square feet of office space in Manhattan from an affiliate of Metromedia. The lease commenced on April 1, 1997. Aggregate monthly rent payments are approximately $127,800 for the one year term of the lease. In June 1997, the Company entered into another agreement with the same affiliate of Metromedia to lease approximately 1,146 additional square feet of office space in the same building. The lease commenced on June 20, 1997. Aggregate monthly rent payments are approximately $27,504 for the one year term of the lease. The Company believes that the terms of the leases are fair to the Company and comparable to those which have been obtained in arm's-length negotiations with unaffiliated third parties. In September 1997, the Metromedia affiliate disposed of its interest in this office building.


    TRADEMARK LICENSE AGREEMENT. MFN is a party to a license agreement with Metromedia (the "Metromedia License Agreement"), pursuant to which Metromedia has granted a non-exclusive, non-transferable, non-assignable right and license, without the right to grant sublicenses, to use the trade name, trademark and corporate name "Metromedia" in the United States and worldwide, royalty-free for a term of 10 years. The Metromedia License Agreement can be terminated by Metromedia upon one month's prior written notice in the event that (i) Metromedia or its affiliates own less than 20% of the Common Stock; (ii) a Change in Control of MFN (as defined below) occurs; or (iii) any of the stock or all or substantially all of the assets of any of the subsidiaries of MFN are sold or transferred, in which case, the Metromedia License Agreement shall terminate with respect to such subsidiary. A Change in Control of MFN is defined as (a) a transaction in which a person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) not in existence at the time of the execution of the Metromedia License Agreement becomes the beneficial owner of stock entitling such person or group to exercise 50% or more of the combined voting power of all classes of stock of MFN; (b) a change in the composition of MFN's Board of Directors whereby a majority of the members thereof are not directors serving on the Board at the time of the Metromedia License Agreement or any person succeeding such director who was recommended or elected by such directors; (c) a reorganization, merger or consolidation where following consummation thereof, Metromedia would hold less than 20% of the combined voting power of all classes of MFN stock; (d) a sale or other disposition of all or substantially all of the assets of MFN; or (e) any transaction the result of which would be that the Common Stock would not be required to be registered under the Exchange Act and the holders of Common Stock would not receive common stock of the survivor to the transaction which is required to be registered under the Exchange Act.

    In addition, Metromedia has reserved the right to terminate the Metromedia License Agreement in its entirety immediately upon written notice to MFN if, in Metromedia's sole judgment, MFN's continued use of "Metromedia" as a trade name would jeopardize or be detrimental to the good will and reputation of Metromedia.

    Pursuant to the Metromedia License Agreement, MFN has agreed to indemnify and hold harmless Metromedia against any and all losses, claims, suits, actions, proceedings, investigations, judgments, deficiencies, damages, settlements, liabilities and reasonable legal expenses (and other expenses related thereto) arising in connection with the Metromedia License Agreement.

TRANSACTIONS ENTERED INTO IN CONNECTION WITH THE OFFERINGS

    RECLASSIFICATIONS. In connection with the Offerings, the Company intends to effect the Reclassifications. Pursuant to the Series B Reclassification, each share of Series B Preferred Stock will be converted into and exchanged for 507 shares of Class B Common Stock. Pursuant to the Common Stock Reclassification, the Old Common Stock will be reclassified as Class A Common Stock, with all of the rights and preferences currently found in the Old Common Stock. See "Description of Capital Stock--Common Stock" for a description of the relative rights of holders of Class A Common Stock and Class B Common Stock.

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
                          DESCRIPTION OF CAPITAL STOCK


    The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of which 180,000,000 shares have been designated Class A Common Stock and 20,000,000 shares have been designated as Class B Common Stock, and 20,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). Effective upon completion of the Offerings, 16,204,267 shares of Class A Common Stock will be issued and outstanding, 4,221,159 shares of Class B Common Stock will be issued and outstanding and no shares of Preferred Stock will be issued and outstanding. In addition, 4,260,511 shares of Class A Common Stock will be reserved for issuance under outstanding options and warrants and 4,221,159 shares of Class A Common Stock will be reserved for issuance upon conversion of the Class B Common Stock. As of October 7, 1997, there were 79 holders of record of Old Common Stock and four holders of record of Series B Preferred Stock.


    The following summary of certain provisions of the Common Stock and Preferred Stock, outstanding warrants and related registration rights does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

    The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of the shares of the Class B Common Stock. The number of authorized shares of any class or classes of capital stock of the Company may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Common Stock of the Company entitled to vote generally in the election of directors irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware (the "Delaware Law") or any corresponding provisions hereinafter enacted.

    VOTING RIGHTS. The holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. Holders of all classes of Common Stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except for the election and the removal of directors as described below and as otherwise required by applicable law. In addition, with respect to the election of directors, the Company's Amended and Restated Certificate of Incorporation provides that holders of Class B Common Stock will vote as a separate class to elect at least 75% of the members of the Company's Board.

    Directors may be removed, with or without cause, only by the holders of the class of Common Stock or series of Preferred Stock that, as of the date such removal is effected, would be entitled to elect such director at the next annual meeting of stockholders. Vacancies in a directorship may be filled only by (a) the remaining directors elected by holders of each class of Common Stock or series of Preferred Stock that (x) elected such director and (y) as of the date such vacancy is filled, would be entitled to elect such director at the next annual meeting of the stockholders or (b) if there are no such remaining directors, then by the vote of the holders of the class or classes of Common Stock or series of Preferred Stock, that, as of the date such vacancy is filled, would be entitled to elect such director at the next annual meeting of stockholders, voting as a separate class at a meeting, special or otherwise, of the holders of Common Stock of such class or series of Preferred Stock.

    DIVIDENDS. Holders of Class A Common Stock and the Class B Common Stock are entitled to receive dividends at the same rate if, as and when such dividends are declared by the Board out of assets legally available therefor after payment of dividends required to be paid on shares of Preferred Stock, if any. The Company may not make any dividend or distribution to any holder of any class of

Common Stock unless simultaneously with such dividend or distribution the Company makes the same dividend or distribution with respect to each outstanding share of Common Stock regardless of class. In the case of a dividend or other distribution payable in shares of a class of Common Stock, including distributions pursuant to Stock splits or divisions of Common Stock, only shares of Class A Common Stock may be distributed with respect to Class A Common Stock and only shares of Class B Common Stock may be distributed with respect to Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of the Common Stock, is payable in shares of a class of Common Stock, the number of shares of each class of Common Stock payable per share of such class of Common Stock shall be equal in number. In the case of dividends or other distributions consisting of other voting securities of the Company or of voting securities of any corporation which is a wholly-owned subsidiary of the Company, the Company shall declare and pay such dividends in two separate classes of such voting securities, identical in all respects except that (i) the voting rights of each such security issued to the holders of Class A Common Stock shall be one-tenth of the voting rights of each such security issued to holders of Class B Common Stock, (ii) such security issued to holders of Class B Common Stock shall convert into the security issued to the holders of Class A Common Stock upon the same terms and conditions applicable to the conversion of Class B Common Stock into Class A Common Stock and shall have the same restrictions on transfer and ownership applicable to the transfer and ownership of the Class B Common Stock, and (iii) with respect only to dividends or other distributions of voting securities of any corporation which is a wholly owned subsidiary of the Company, the respective voting rights of each such security issued to holders of the Class A Common Stock and Class B Common Stock with respect to election of directors shall otherwise be as comparable as is practicable to those of the Class A Common Stock and Class B Common Stock. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of the Company or of voting securities of any corporation which is a wholly owned subsidiary of the Company, the Company shall provide that such convertible or exchangeable securities and the underlying securities be identical in all respects (including, without limitation, the conversion or exchange rate) except that the underlying securities may have the same differences as they would have if the Company issued voting securities of the Company or of a wholly owned subsidiary rather than issuing securities convertible into, or exchangeable for, such securities. The Company does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

    RESTRICTIONS ON ADDITIONAL ISSUANCES AND TRANSFER. The Company may not issue or sell any shares of Class B Common Stock or any securities (including, without limitation, any rights, options, warrants or other securities) convertible into, or exchangeable or exercisable for, shares of Class B Common Stock to any person or entity other than to Metromedia, Messrs. Kluge and Subotnick, their affiliates, relatives and certain other entities (the "Permitted Holders"). Additionally, shares of Class B Common Stock may not be transferred, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than to a Permitted Holder. Notwithstanding the foregoing (i) any Permitted Holder may pledge his, her or its shares of Class B Common Stock to a financial institution pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee provided that such shares remain subject to the transfer restrictions and that, in the event of foreclosure or other similar action by the pledgee, such pledged shares of Class B Common Stock may only be transferred to a Permitted Holder or converted into shares of Class A Common Stock, as the pledgee may elect and (ii) the foregoing transfer restrictions shall not apply in the case of a merger, consolidation or business combination of the Company with or into another corporation in which all of the outstanding shares of Common Stock and Preferred Stock of the Company regardless of class are purchased by the acquiror.

    CONVERSION. Class A Common Stock has no conversion rights. Shares of Class B Common Stock are convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Additionally, at such time as a person ceases to be a (i) Permitted Holder, any share of Class B Common Stock held by such person at such time shall convert into a share of Class A

Common Stock. The Company covenants that (i) it will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, such number of shares of Class A Common Stock issuable upon the conversion of all outstanding shares of Class B Common Stock, (ii) it will cause any shares of Class A Common Stock issuable upon conversion of a share of Class B Common Stock that require registration with or approval of any governmental authority under federal or state law before such shares may be issued upon conversion to be so registered or approved and (iii) it will use its best efforts to list the shares of Class A Common Stock required to be delivered upon conversion prior to such delivery upon such national securities exchange upon which the outstanding Class A Common Stock is listed at the time of such delivery.

    RECLASSIFICATION AND MERGER. In the event of a reclassification or other similar transaction as a result of which the shares of Class A Common Stock are converted into another security, then a holder of Class B Common Stock will be entitled to receive upon conversion the amount of such other security that the holder would have received if the conversion occurred immediately prior to the record date of such reclassification or other similar transaction. No adjustments in respect of dividends will be made upon the conversion of any share of Class B Common Stock; except if a share is converted subsequent to the record date for the payment of a dividend or other distribution on shares of Class B Common Stock but prior to such payment, then the registered holder of such share at the close of business on such record date will be entitled to receive the dividend or other distribution payable on such date regardless of the conversion thereof or the Company's default in payment of the dividend due on such date.

    In the event the Company enters into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/ or any other property, then, and in such event, the shares of each class of Common Stock will be exchanged for or changed into either (1) the same amount of stock, securities, cash and/or any other property, as the case may be, into which or for which each share of any other class of Common Stock is exchanged for or changed into shares of capital stock, such shares so exchanged for or changed into may differ to the extent and only to the extent that the Class A Common Stock and the Class B Common Stock differ as provided in the Company's Amended and Restated Certificate of Incorporation or (2) if holders of each class of Common Stock are to receive different distributions of stock, securities, cash and/or any other property, an amount of Stock, securities, cash and/or property per share having a value, as determined by an independent investment banking firm of national reputation selected by the Board of Directors, equal to the value per share into which or for which each share of any other class of Common Stock is exchanged or changed.

    LIQUIDATION. In the event of a liquidation of the Company, after payment of the debts and other liabilities of the Company and after making provision for the holders of Preferred Stock, if any, the remaining assets of the Company will be distributable ratably among the holders of the Class A Common Stock and Class B Common Stock treated as a single class.

    OTHER PROVISIONS. Except as described below, the holders of the Class A Common Stock and Class B Common Stock are not entitled to preemptive rights. None of the Class A Common Stock or Class B Common Stock may be subdivided or combined in any manner unless the other classes are subdivided or combined in the same proportion. The Company may not make any offering of options, rights or warrants to subscribe for shares of Class B Common Stock. If the Company makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than Class B Common Stock) to all holders of a class of Common Stock, then the Company is required to simultaneously make an identical offering to all holders of the other classes of Common Stock other than to any class the holders of which, voting as a separate class, agrees that such offering need not be made to such class. All such options, rights or warrants offerings shall offer the respective holders of Class A Common Stock and Class B Common Stock the right to subscribe at the same rate per share. All outstanding shares of Common Stock are, and all shares of Common Stock offered hereby when issued will be, upon payment therefor, validly issued, fully paid and nonassessable.


    Special meetings of stockholders for any purpose may be called at any time by the Chairman, Vice Chairman or the Board of Directors, by the President or by the holders of at least thirty-three percent (33%) of the voting power of the outstanding shares of Common Stock.


    Delaware law does not require stockholder approval for any issuance of authorized shares of Common Stock. Such authorized and unissued shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of unissued and unreserved Common Stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy consent or otherwise, and thereby protect the continuity of the Company's current management and possibly deprive the stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

    At present there is no established trading market for the Class A Common Stock.

    The Class A Common Stock has been approved for quotation and trading on the Nasdaq National Market under the symbol "MFNX".

PREFERRED STOCK

    The Board has the authority, without any further action by the stockholders of the Company, to issue from time to time shares of Preferred Stock in one or more series and to fix the designations, preferences, rights, qualifications, limitations and restrictions thereof, including voting rights, dividend rights, dividend rates, conversion rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The issuance of Preferred Stock with voting rights could have an adverse effect on the voting power of holders of Common Stock by increasing the number of outstanding shares having voting rights. In addition, if the Board authorizes Preferred Stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased up to the authorized amount. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. Any such issuance could also have the effect of delaying, deterring or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. The Board does not presently intend to issue any additional shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

    As a Delaware corporation, the Company is subject to the DGCL, including
Section 203. Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) prior to the date the interested stockholder becomes an interested stockholder, the business combination or the transaction by which the stockholder becomes an interested stockholder is approved by the corporation's board of directors, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder held at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (other than stock held by directors who are also officers or by certain employee stock plans) or (iii) the business combination is approved by a majority of the board of directors, and at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. Mr. Garofalo and Metromedia are interested stockholders under the DGCL. However since their acquisition of the Company's securities was approved in advance by the Company's Board of Directors, they would not be prohibited from engaging in a business combination with the Company.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The By-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 70 days nor more than 90 days prior to the meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, notice by the stockholder to be timely must be received no earlier than the close of business on the ninetieth day prior to such annual meeting and not later than the close of business on the later of the seventieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. The By-laws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

    The Company's Amended and Restated Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provision of the Charter is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Charter provides that the Company shall indemnify its directors, officers, employees and agents to the extent not prohibited by Delaware law.

    In addition, prior to the completion of the Offerings, the Company intends to enter into agreements (the "Indemnification Agreements") with each of the directors of the Company pursuant to which the Company will agree to indemnify each such director against claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement (collectively, "Losses") incurred by such director and arising out of his capacity as a director, executive officer, employee and/or agent of the Company to the maximum extent permitted by applicable law. In addition, such director or officer shall be entitled to an advance of expenses to the maximum extent authorized or permitted by law to meet the obligations indemnified against. The Indemnification Agreements will also obligate the Company to purchase and maintain insurance for the benefit and on behalf of its directors insuring against all liabilities that may be incurred by such director in or arising out of his capacity as a director, officer, employee and/or agent of the Company.

    To the extent that the Board or the stockholders of the Company may in the future wish to limit or repeal the ability of the Company to indemnify directors, such repeal or limitation may not be effective as to directors who are currently parties to the Indemnification Agreements, because their rights to full protection will be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors and with executive officers of the Company.

WARRANTS

    In February, 1997, the Company issued to a customer (in replacement for an existing warrant) a warrant to purchase 456,300 shares of Class A Common Stock at an exercise price of $4.85 per share. The new warrant expires on February 13, 2000. The warrants are subject to provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrants under certain circumstances, including stock dividends, stock splits and reclassifications.

    On June 14, 1996, the Company issued 38,025 Class A Common Stock purchase warrants to two investors. The warrants are exercisable at $2.62 per share for a period of 4 years (the "Exercise Period"), provided that in the event of an initial public offering of the Company's Common Stock during the Exercise Period, the exercise price will be reduced to the lesser of $2.62 or one half of the initial public offering price per share. The warrants are subject to provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrants under certain circumstances, including stock dividends, stock splits and reclassifications.


    On September 24, 1996, the Company issued an aggregate of 94,302 Common Stock purchase warrants to various bridge lenders (the "Bridge Warrants"). The exercise price of the warrants is the lesser of (i) $5.92 per share; (ii) the price at which the Company issues its securities in the future if less than $5.92; and (iii) 50% of the price at which the Class A Common Stock of the Company is offered in an initial public offering. The exercise price is subject to further reduction to a price such that the difference between the exercise price and the market price of a share would yield an aggregate gross profit upon exercise of all of the warrants equal to at least $550,000. The warrants are exercisable until the later of September 24, 1999 or twelve months after the Company has completed an initial public offering and the shares issuable pursuant to the exercise of the warrants have been covered by an effective registration statement which has remained in effect for 90 days. The warrants are subject to provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrants under certain circumstances, including stock dividends, stock splits and reclassifications.


    In October 1995, concurrent with the issuance of notes in a private offering, warrants were issued by the Company to certain noteholders which are exercisable at a rate of 15,210 shares of common stock per $100,000 of note principal. Such warrants, entitling the holders to purchase an aggregate of 130,502 shares, are exercisable at a price equal to 50% of the per share price of an initial public offering of common stock over a three-year period beginning on the effective date of such initial public offering. The warrants are subject to provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrants under certain circumstances, including stock dividends, stock splits and reclassifications.

    In December 1996, the Company offered certain private placement noteholders warrants to purchase 107,078 shares of its Class A Common Stock exercisable at 50% of the price for which shares are sold in an initial public offering for a period of three years following such offering in exchange for the extension of the due dates of the notes. All of the noteholders accepted this offer. The warrants are subject to provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrants under certain circumstances, including stock dividends, stock splits and reclassifications.

    In March 1997, the Company issued warrants to private placement noteholders to purchase 57,682 shares of Class A Common Stock exercisable at 50% of the price for which shares are sold in an initial public offering for a period of three years following such offering in exchange for the extension of the due dates of the notes. The warrants are subject to provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrants under certain circumstances, including stock dividends, stock splits and reclassifications.

    On December 13, 1996, the Company issued and sold to an investor warrants to purchase 114,075 shares of Class A Common Stock at an exercise price of $4.93 per share (the "Investor Warrants") and a contingent stock subscription warrant to purchase a number of shares of Class A Common Stock (such number to be determined based upon certain future events) at an exercise price of $0.02 per share (the "Contingent Warrants"). On April 30, 1997, the Contingent Warrants, along with a series of preferred stock the investor had acquired, were redeemed at an aggregate redemption price of $2,115,000. In connection therewith, the number of Investor Warrants was increased from 114,075 to 228,150. The Investor Warrants are exercisable on or prior to December 31, 2001. The Investor Warrants contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of a warrant under certain circumstances including the issuance of Class A Common Stock, options to purchase Class A Common Stock or securities convertible into Class A Common Stock at a price less than the exercise price, stock dividends, stock splits, combinations, capital reorganizations and reclassifications.

    Another of the Company's customers, subject to the satisfaction of certain conditions set forth in an agreement with the Company, may acquire warrants to purchase a minimum of 76,050 and, subject to the approval of the Company, a maximum of 456,300 Class A Common Stock purchase warrants exercisable at $0.02 per share (the "Customer Warrants"). The purchase price for the warrants shall be either (i) $1.47 per warrant, or (ii) in the event that the Company sells Class A Common Stock in a private placement for an aggregate purchase price of $7,500,000 or more, the sales price per warrant shall be the same as the price per share of Class A Common Stock in such placement less $0.01; PROVIDED THAT, in no event shall the aggregate purchase price exceed $1.25 million. The warrants are exercisable on or prior to March 20, 2009. The warrants have provisions for adjustment of the number of shares issuable upon exercise of the warrants under certain circumstances including stock dividends, stock splits, combinations, issuances of additional shares of Class A Common Stock at a price less than the current market value of the Class A Common Stock, and issuances of warrants, options, convertible securities or indebtedness or other rights, exercisable for or convertible into Class A Common Stock at an exercise price less than the current market value of the Class A Common Stock.

REGISTRATION RIGHTS

    After the Company's initial public offering, each time that the Company proposes to register any of its securities (other than on a registration statement on Form S-8 or Form S-4) under the Securities Act, holders of the Customer Warrants have the right to have their shares of Class A Common Stock of the Company, whether owned as of the date of the grant of the warrant or issued pursuant to the exercise of the warrant (the "Registrable Shares"), included in such registration. If the managing underwriter advises the Company in writing that the number of shares requested to be included in such registration exceeds the number of shares which can be sold in such offering, the Company will be obligated to include in such registration only (i) first, any and all shares of Class A Common Stock for sale by the Company, and (ii) second, pro rata among the Registrable Shares and any other shares of Class A Common Stock requested to be included in the registration pursuant to any other registration rights. The Company is required to use all reasonable efforts to effect the registration and the sale of the Registrable Shares.

    Pursuant to a letter agreement dated February 11, 1996 between Mr. Sahagen and the Company, Mr. Sahagen was granted the same "piggyback" registration rights as those granted to the holders of the Customer Warrants with respect to shares of Class A Common Stock owned by him.

    For five years after the issuance of the Bridge Warrants, at any time the Company proposes to file a registration statement for the public sale of securities (other than in connection with a merger or pursuant to Form S-4, Form S-8 or a comparable registration statement), holders of these warrants have the right to include the shares underlying the warrants registered under such registration statement. If the managing underwriter advises the Company in writing that the number of shares requested to be included in such registration exceeds the number of shares which can be sold in such offering, the Company will be obligated to include in such registration only (i) first, any and all shares of Class A Common Stock for sale by the Company, and (ii) second, pro rata among the shares underlying the warrants and any other shares of Class A Common Stock requested to be included in the registration pursuant to any other registration rights.

    On March 20, 1996, an individual entered into a consulting and stock sale agreement with the Company under which such individual received 182,520 shares of Class A Common Stock and certain registration rights. After the Company's initial public offering, at any time the Company proposes to register its securities (other than pursuant to a Form S-4 or Form S-8 or in connection with a merger), such individual has the right to include his shares in such registration. If the managing underwriter in such offering advises the Company that it declines to include a portion or all of the shares requested by such individual to be included in the registration statement, then such portion or all of such shares shall be excluded from the registration statement, with a portion of the excluded shares allocated to such individual in proportion to the respective numbers of shares requested to be registered by such individual.


    On April 15, 1996, VCNY entered into a stock purchase agreement with the Company for the purchase of 1,521,000 shares of Class A Common Stock. Under that agreement, certain piggyback rights were granted to VCNY. In the event the Company proposes to register any of its securities (other than in connection with an initial public offering, a merger or pursuant to Form S-4 or Form S-8), the Company is required, at VCNY's request, to include the shares sold to VCNY in such registration. If the managing underwriter in such offering advises the Company that it declines to include a portion or all of the shares requested by VCNY to be included in the registration statement, then such portion or all of such shares shall be excluded from the registration statement, with the excluded shares being allocated among all shareholders requesting registration in proportion to the respective numbers of shares requested to be registered by each such shareholder. On October 9, 1996, VCNY and MFN entered into a settlement agreement which provided for the termination of Mr. Vento's employment with the Company. On January 13, 1997, VCNY sold 1,368,900 of the shares of Class A Common Stock to certain investors. On January 15, 1997, the Company entered into a registration rights agreement with some of these investors who had purchased 264,870 shares of Class A Common Stock ("Vento Investors"). Pursuant to this registration rights agreement, at any time following the effective date of an initial public offering of Class A Common Stock, holders of a majority of shares of Class A Common Stock held by the Vento Investors may request a demand registration of such shares. This demand registration may be exercised up to three separate times, but the Company shall not be required to file any such demand registration within 90 days of the effectiveness of another registration statement (other than pursuant to a Form S-8) and may delay a filing for up to 90 days from a demand request under certain circumstances. The Vento Investors have indicated that they intend to exercise their demand registration rights immediately upon consummation of the Offerings. If such investors exercise their rights, the Company may be compelled to register such shares and other investors' shares that are entitled to piggyback registration rights as described in this Prospectus. See "Risk Factors--Shares Eligible for Future Sale; Potential Adverse Effect on Stock Price; Registration Rights." The Vento Investors also have certain piggyback registration rights. The registration rights granted to the Vento Investors are subject to customary cut-back provisions. In addition, at such time as (i) the Company is qualified to use Form S-3 and (ii) at least one year has passed since an initial public offering of the Class A Common Stock, the Vento Investors having at least 10 of the shares purchased from VCNY have the unlimited right to request the Company register such shares on Form S-3 (or a successor form), provided that each such registration has an anticipated offering price of at least $250,000. The remaining 1,104,030 shares of

Class A Common Stock owned by VCNY that were sold on January 13, 1997 were sold to Mr. Sahagen, who was granted piggyback registration rights pursuant to a February 11, 1997 letter agreement with the Company, as discussed above. The 152,100 shares of Class A Common Stock owned by VCNY not sold to the Vento Investors or to Mr. Sahagen were transferred to another entity. The Company believes that the entity assumed the registration rights connected with such shares as described above pursuant to the April 15, 1996 stock purchase agreement between VCNY and the Company.


    Pursuant to a registration rights agreement dated December 13, 1996, as amended on April 30, 1997, at any time the Company proposes to register its shares (other than pursuant to a Form S-4, Form S-8, or in connection with an initial public offering of shares without inclusion of shares held by other stockholders of the Company), a certain investor (the"Investor") has the right to have its shares included in such registration. If the managing underwriter advises the Company that the number of shares requested to be included in the registration exceeds the number of shares which can be sold in such offering, the Company will be obligated to include in such registration (i) first, any and all shares of Class A Common Stock for sale by the Company and (ii) second, such shares requested to be included by the Investor in such registration pro rata among the other shares requested to be included in such registration. For the purpose of any holdback, lock-up or other similar restriction on the sale of Class A Common Stock before or after any underwritten registration, the Investor will be subject to no restriction greater than the least restrictive holdback, lock-up or other restriction then applicable to any other shareholder of the Company.


    Pursuant to employment agreements and stock option agreements with the Company, certain officers of the Company have rights with respect to the registration of the shares underlying their stock options. Stephen A. Garofalo was granted options to purchase 380,250 shares of Class A Common Stock, and Howard Finkelstein was granted options to purchase 1,521,000 shares of Class A Common Stock. John Mahon and Jim Urbelis were both granted options to purchase 136,890 shares of Class A Common Stock, and Vincent Galluccio has been granted options to purchase 197,730 shares of Class A Common Stock. Upon the consummation of an initial public offering, the Company is required to register the shares underlying the stock options of Mr. Garofalo and Mr. Finkelstein on Form S-8. At any time the Company proposes to file a registration statement on Form S-8, and if permissible under such form, the Company is required to include on such statement the shares underlying the stock options of Messrs. Mahon, Urbelis and Galluccio.


    Under the Metromedia Agreement, as amended, Metromedia, Stuart Subotnick, Arnold Wadler and Silvia Kessel (the "Buyers") and Stephen A. Garofalo, were granted certain demand and piggyback registration rights. Under his employment agreement, Mr. Finkelstein was granted certain demand and piggyback registration rights. At any time, Mr. Garofalo, Mr. Finkelstein or the holders of a majority of the Class A Common Stock owned by the Buyers or issuable upon conversion of the Class B Common Stock ("Majority Holders") may demand that the Company register their shares of Class A Common Stock (assuming holders of Class B Common Stock have converted their shares of Class B Common Stock into shares of Class A Common Stock), and upon such demand, the Company is required to use its best efforts to effect such registration. With certain exceptions, unless Mr. Garofalo, Mr. Finkelstein or the Majority Holders consent to such inclusion, no such registration may include any other securities. For each of Mr. Garofalo, Mr. Finkelstein and the Majority Holders, the Company is not required to effect
(i) more than three such registrations in the aggregate; (ii) more than two such registrations within any six month period; (iii) any such registration within six months after the effectiveness of a registration by the Company offering its Class A Common Stock (other than a registration on Form S-8 with respect to an employee benefit plan), unless the Company has completed the sale of at least 80% of the offering pursuant to such registration; or (iv) any such registration valued at less than $5,000,000 based upon the then current market price or fair market value as estimated by the Company's underwriters.


    Each time the Company proposes to file a registration statement to register its securities (except for registration on Form S-4 or Form S-8), the Company will use its best efforts to effect the registration of shares requested to be registered by Mr. Garofalo, Mr. Finkelstein or the Buyers. In the case of any such piggyback registration in connection with a demand registration initiated by Metromedia, Mr. Subotnick, Ms. Kessel, or Mr. Wadler, the amount of shares to be included in such piggyback registration may not, without the prior written consent of the person initiating the demand registration, exceed 10% of Mr. Garofalo's or Mr. Finkelstein's total equity interest in the Company. In the case of a piggyback registration in connection with a demand registration initiated by Mr. Garofalo or Mr. Finkelstein, the amount of shares to be included in such piggyback registration may not, without the prior written consent of the person initiating the demand registration, exceed 10% of the Buyers' total equity interest in the Company. In the case of any such piggyback registration in connection with an underwritten primary registration on behalf of the Company, if the Company's underwriters advise the Company in writing that the number of shares to be included in such registration exceeds the number of shares which, in the estimation of such underwriters, can be reasonably expected to be sold in such offering, then the Company shall include in such registration (i) first, the Class A Common Stock for sale by the Company and (ii) second, if additional shares of Class A Common Stock can be included in such registration in the estimation of the Company's underwriters, the shares requested by Mr. Garofalo, Mr. Finkelstein or the Buyers, on a pro rata basis with each other eligible person.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Class A Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the Offerings, there has been no market for the shares of the Class A Common Stock. Sales of a substantial amount of Class A Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the Class A Common Stock prevailing from time to time in the public market and could impair the Company's ability to raise additional capital through the sale of its equity securities in the future.

    In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of restricted securities from the Company or any "affiliate" of the Company, as that term is defined under the Securities Act, the holder is entitled to sell within any three-month period a number of shares of Class A Common Stock that does not exceed the greater of 1% of the then-outstanding shares of the Class A Common Stock or the average weekly trading volume of shares of Class A Common Stock on all exchanges and reported through the automated quotation system of a registered security association during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain restrictions on the manner of sales, notices, requirements and the availability of current public information about the Company. If two years have elapsed since the date of acquisition of restricted shares from the Company or from any "affiliate" of the Company, and the holder thereof is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person would be entitled to sell such Class A Common Stock in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

    Upon completion of the Offerings, the Company will have approximately 16,204,267 shares of Class A Common Stock outstanding (17,194,267 if the Underwriters' overallotment option is exercised in full), including 6,600,000 shares of Class A Common Stock sold in the Offerings (7,590,000 if the Underwriters' overallotment option is exercised in full) and 9,604,267 "restricted" shares of Common Stock. Of the restricted shares held by persons other than "affiliates" of the Company within the meaning of Rule 144, 1,781,444 shares of Class A Common Stock are currently eligible for sale under Rule 144, as currently in effect, and an additional 1,029,381 shares of Class A Common Stock may become eligible for sale under Rule 144, as currently in effect, through March 31, 1998. Upon completion of the Offerings, the Company will have 4,221,159 shares of Class B Common Stock outstanding, which shares are convertible into shares of Class A Common Stock on a one-for-one basis. All of the shares of Class B Common Stock are currently owned by persons who are Affiliates of the Company and, in addition, are subject to lock-up agreements with the Underwriters. Shares of Class A Common Stock converted from shares of Class B Common Stock will be eligible for sale under Rule 144 beginning on April 30, 1998 (subject to certain volume limitations and other restrictions prescribed by Rule 144).


    The shares of Class A Common Stock offered in the Offerings will be freely tradeable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company within the meaning of Rule
144. The holders of restricted shares generally will be entitled to sell these shares in the public securities market without registration under the Securities Act to the extent permitted by Rule 144 or any exemption under the Securities Act.

    The Company and each of its executive officers and directors and certain other stockholders have entered into lock-up agreements with the Underwriters, providing that, subject to certain exceptions, they will not, for a period of 180 days from the date of this Prospectus, offer, sell or contract to sell or otherwise dispose, directly or indirectly, or announce an offering of, any shares of Class A Common Stock or any securities convertible into, or exchangeable for, shares of Class A Common Stock without prior written consent of Salomon Brothers Inc, subject to certain exceptions. See "Underwriting."

    Promptly after completion of the Offerings, the Company intends to file with the Commission a Registration Statement on Form S-8, covering the shares of Common Stock issuable upon exercise of certain officer's options and the shares of Class A Common Stock underlying options granted under the 1997 Incentive Stock Plan. This registration statement will become effective immediately upon filing with the Commission. As a result, the shares of Class A Common Stock so registered and acquired pursuant to the 1997 Incentive Stock Plan will be available for sale by non-affiliates in the public securities market without limitation and by affiliates, subject to the volume limitations of Rule 144.


    Certain persons have registration rights agreements with the Company and/or warrant agreements with the Company to purchase shares of Class A Common Stock. Such registration rights may require the Company to register under the Securities Act shares of Class A Common Stock as early as 90 days after consummation of the Offerings and may require the Company to register up to 1,703,520 shares of Class A Common Stock and up to 322,452 shares of Class A Common Stock underlying currently outstanding warrants. One party (the Vento Investors) that is entitled to demand registration rights for 264,870 shares of Class A Common Stock has indicated to the Company that it intends to immediately exercise such rights upon consummation of the Offerings. As a result, the number of shares eligible for future sale and the availability of such shares in the public securities market may be effected by the exercise of these registration rights and warrants and by additional shares of Class A Common Stock that are entitled to "piggyback" registration rights and may be included in any such registration. See "Risk Factors--Shares Eligible for Future Sale; Potential Adverse Effect on Stock Price; Registration Rights," and "Description of Capital Stock--Registration Rights" and "Description of Capital Stock-- Warrants".

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement among the Company and the U.S. Underwriters (the "U.S. Underwriting Agreement"), the Company has agreed to sell to each of the U.S. Underwriters named below (the "U.S. Underwriters"), and each of the U.S. Underwriters, for whom Salomon Brothers Inc, Donaldson, Lufkin & Jenrette Securities Corporation and Deutsche Morgan Grenfell Inc. are acting as the U.S. representatives (the "U.S. Representatives"), has severally agreed to purchase from the Company the number of shares of Class A Common Stock set forth opposite its name below.

                                                                                   NUMBER
  U.S. UNDERWRITERS                                                               OF SHARES
------------------------------------------------------------------------------  -------------
Salomon Brothers Inc..........................................................
Donaldson, Lufkin & Jenrette Securities Corporation...........................
Deutsche Morgan Grenfell Inc..................................................

                                                                                -------------
  Total.......................................................................      5,610,000
                                                                                -------------
                                                                                -------------

    The Company has been advised by the U.S. Representatives that the several U.S. Underwriters initially propose to offer such shares of Class A Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $   per share of Class A Common Stock. The U.S. Underwriters may allow, and
such dealers may re-allow, a concession not in excess of $   per share of Class
A Common Stock to other dealers. After the Offerings, the public offering price and such concessions may be changed.

    The Company has granted to the U.S. Underwriters and the international underwriters (the "International Underwriters" and, collectively with the U.S. Underwriters, the "Underwriters") an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 990,000 additional shares of Class A Common Stock from the Company at the price to public less the underwriting discount, solely to cover over-allotments. To the extent that the U.S. Underwriters and the International Underwriters exercise such option, each of the U.S. Underwriters and the International Underwriters, as the case may be, will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such U.S. Underwriter's or International Underwriter's initial commitment.


    The Company has entered into an International Underwriting Agreement with the International Underwriters named therein, for whom Salomon Brothers International Limited, Donaldson, Lufkin & Jenrette Securities Corporation and Morgan Grenfell & Co., Limited are acting as the representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"), providing for the concurrent offer and sale of 990,000 shares of Class A Common Stock (in addition to the shares covered by the over-allotment options described above) outside the United States and Canada. Both the U.S. Underwriting Agreement and the International Underwriting Agreement provide that the obligations of the U.S. Underwriters and the International Underwriters are such that if any of the shares of Class A Common Stock are purchased by the U.S. Underwriters pursuant to the U.S.

Underwriting Agreement, or by the International Underwriters pursuant to the International Underwriting Agreement, all the shares of Class A Common Stock agreed to be purchased by either the U.S. Underwriters or the International Underwriters, as the case may be, pursuant to their respective agreements must be so purchased. The price to public and underwriting discount per share of Class A Common Stock for the U.S. Offering and the International Offering will be identical. The closing of the International Offering is a condition to the closing of the U.S. Offering and the closing of the U.S. Offering is a condition to the closing of the International Offering.

    Each U.S. Underwriter has severally agreed that, as part of the distribution of the 5,610,000 shares of Class A Common Stock offered by the U.S. Underwriters, (i) it is not purchasing any shares of Class A Common Stock for the account of anyone other than a United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute this Prospectus to any person outside of the United States or Canada or to anyone other than a United States or Canadian Person. Each International Underwriter has severally agreed that, as part of the distribution of the 990,000 shares of Class A Common Stock offered by the International Underwriters, (i) it is not purchasing any shares of Class A Common Stock for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any Prospectus relating to the International Offering to any person in the United States or Canada or to any United States or Canadian Person.

    The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. "United States or Canadian Person" means any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or of any political subdivision thereof, and any estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than the foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

    Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares of Class A Common Stock so sold shall be the public offering price, less an amount not greater than the concession to securities dealers. To the extent that there are sales between the U.S. Underwriters and the International Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares of Class A Common Stock initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount specified on the cover page of this Prospectus.

    Any offer of the shares of Class A Common Stock in Canada will be made only pursuant to an exemption from the registration and qualification requirements in any jurisdiction in Canada in which such offer is made.

    The U.S. Underwriting Agreement and the International Underwriting Agreement provide that the Company will indemnify the U.S. Underwriters and the International Underwriters against certain liabilities and expenses, including liabilities under the Securities Act, or contribute to payments the U.S. Underwriters and the International Underwriters may be required to make in respect thereof.

    The Company, and each of its directors and officers and certain other stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or announce the offering of any shares of Class A Common Stock, including any such shares beneficially or indirectly owned or controlled by the Company, or any securities convertible into, or exchangeable or exercisable for, shares of Class A Common Stock, for 180 days from the date of this Prospectus, without the prior written consent of Salomon Brothers Inc, except for (i) shares issued in connection with any employee benefit or incentive plans of the Company existing on the date of this Prospectus, (ii) shares issued in respect of obligations existing before the date of this Prospectus and (iii) shares in connection with the Offerings.

    At the Company's request, the Underwriters have reserved up to 330,000 shares of Class A Common Stock (the "Directed Shares") for sale at the public offering price to persons who are directors, officers or employees of, or otherwise associated with, the Company and its affiliates and who have advised the Company of their desire to purchase such shares of Class A Common Stock. The number of shares of Class A Common Stock available for sale to the general public will be reduced to the extent of sales of Directed Shares to any of the persons for whom they have been reserved. Any shares of Class A Common Stock not so purchased will be offered by the Underwriters on the same basis as all other shares of Class A Common Stock offered hereby.

    Certain persons engaged in the distribution of the shares of Class A Common Stock may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares of Class A Common Stock in the open market after the distributions has been completed in order to cover syndicate short positions. Penalty bids permit an underwriter to reclaim a selling concession from a syndicate member when the shares of Class A Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Underwriters and prospective underwriters intend to engage in passive market making in accordance with Rule 103 under the Exchange Act, which, in general, permits entities which are Nasdaq market makers to continue to maintain bids for the shares of Class A Common Stock so long as certain price and daily quantity limits are observed. Such stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may cause the price of the Class A Common Stock to be higher than it would otherwise be in the absence of such transactions.

    Prior to the Offerings, there has been no public market for the Class A Common Stock. The initial public offering price was determined by negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price were the information set forth in this Prospectus and otherwise available to the Representatives, the history of and future prospects for the industry in which the Company competes, the ability of the Company's management, the general conditions of the securities market at the time of the Offerings and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. There can be no assurance that the price at which the shares of Class A Common Stock will sell in the public market after the Offerings will not be lower than the price at which they are sold in the Offerings by the Underwriters.

    The U.S. Underwriters and the International Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


    The Class A Common Stock has been approved for quotation and trading on the Nasdaq National Market under the symbol "MFNX".

                        CERTAIN FEDERAL TAX CONSEQUENCES

    The following is a general discussion of certain U.S. Federal income and estate tax consequences of the ownership and disposition of Common Stock by a "Non-United States Holder" and of the issuance of the Class A Common Stock by the Company. A "Non-United States Holder" is a person or entity that, for U.S. Federal income tax purposes, is (i) a non-resident alien individual, (ii) a foreign corporation or partnership, (iii) an estate, other than an estate the income of which is includible in gross income for United States Federal income tax purposes regardless of its source, or (iv) a trust that is not subject either to the primary supervision of a court within the United States or the control of a United States fiduciary.

    This discussion is based on the Code and administrative interpretations as of the date hereof, all of which may be changed either retroactively or prospectively. This discussion does not address all aspects of U.S. Federal income and estate taxation that may be relevant to Non-United States Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

    Prospective holders should consult their tax advisors with respect to the United States Federal, state, local and non-United States income and other tax consequences to them of holding and disposing of Class A Common Stock.

CONSEQUENCES TO NON-UNITED STATES HOLDERS OF COMMON STOCK

    DIVIDENDS

    Subject to the discussion below, dividends paid to a Non-United States Holder of Class A Common Stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless the dividend is effectively connected with the conduct of a trade or business within the United States, or, if an income tax treaty applies, is attributable to a United States permanent establishment of the Non-United States Holder and, in either case, the Non-United States Holder provides the payor with proper documentation (Form 4224), in which event the dividend will be taxable under the rules discussed below. In order to claim the benefit of an applicable tax treaty rate, a Non-United States Holder may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of such treaty.

    Under current United States Treasury regulations, for purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to a stockholder at an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. However, under proposed United States Treasury regulations which have not yet been put into effect, additional certification requirements would apply after December 1, 1997. See "--Information Reporting Requirements and Backup Withholding Tax."

    In the case of dividends that are effectively connected with the Non-United States Holder's conduct of a trade or business within the United States or, if an income tax treaty applies, are attributable to a United States permanent establishment of the Non-United States Holder, the Non-United States Holder will generally be subject to regular U.S. income tax in the same manner as if the Non-United States Holder were a United States resident. A Non-United States corporation receiving effectively connected dividends also may be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the Non-United States corporation's "effectively connected earnings and profits," subject to certain adjustments.

    GAIN ON DISPOSITION OF CLASS A COMMON STOCK

    A Non-United States Holder generally will not be subject to U.S. Federal income tax with respect to gain realized on a sale or other disposition of Class A Common Stock unless (i) the gain is effectively connected with a trade or business of such Non-United States Holder in the U.S., (ii) in the case of certain Non-United States Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the U.S. for 183 or more days in the taxable year of the disposition and either (a) such individuals have a "tax home" (as defined for United States Federal income tax purposes) in the U.S., or (b) the gain is attributable to an office or other fixed place of business maintained by such individuals in the U.S., (iii) the Non-United States Holder is subject to tax, pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates, or (iv) the Company is or has been a "United States real property holding corporation" within the meaning of
Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such Non-United States holding period.

    The Company believes that it is not currently, but may become, a United States real property holding corporation. If the Company were to become a United States real property holding corporation, any gain recognized by a Non-United States Holder would be subject to United States Federal income tax if the Common Stock were regularly traded on an established securities market for tax purposes and the Non-United States Holder held, directly or indirectly, at any time within the five-year period preceding such disposition more than 5% of the outstanding Class A Common Stock.

    INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

    Under United States Treasury regulations, the Company must report annually to the Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to such holder and any tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-United States Holder is a resident under the provisions of an applicable income tax treaty or agreement.

    United States backup withholding (which generally is withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to (i) dividends paid to Non-United States Holders that are subject to the 30% withholding discussed above (or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding) or
(ii) under current law, dividends paid to a Non-United States Holder at an address outside of the United States. However, under proposed United States Treasury regulations, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed United States Treasury regulations are published as final regulations), a Non-United States Holder generally would be subject to backup withholding at a rate of 31% unless certain procedures or documentary evidence procedures, as applicable, are complied with, directly or through an intermediary.

    Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Common Stock to beneficial owners that are not "exempt recipients" and that fail to provide in the manner required certain identifying information.

    The payment of the proceeds of the disposition of Class A Common Stock to or through the U.S. office of a broker is subject to information reporting unless the disposing holder, under penalty of perjury, certifies its Non-United States status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a Non-United States office of a Non-United States broker. However, information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the U.S. if (a) the payment is made through an office outside the U.S. of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., or (iii) a "controlled foreign corporation" for U.S. Federal Income tax purposes and (b) the broker fails to maintain documentary evidence that the holder is a Non-United States Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

    FEDERAL ESTATE TAXES

    An individual Non-United States Holder who is treated as the owner of or has made certain lifetime transfers of an interest in the Class A Common Stock will be required to include the value thereof in his gross estate for U.S. Federal estate tax purposes, and may be subject to U.S. Federal estate tax unless an applicable estate tax treaty provides otherwise.

CONSEQUENCES TO THE COMPANY

    LIMITATION ON USE OF NET OPERATING LOSSES

    Under Section 382 of the Code, if the percentage of stock (by value) of a corporation (the "Loss Corporation") that is owned by one or more "five-percent shareholders" has increased by more than 50 percentage points over the lowest percentage of stock owned by the same shareholders during a three year testing period (an "ownership change"), the use of pre-ownership change net operating losses of the Loss Corporation following such Ownership Change will be limited based on the value of the Loss Corporation on the date the Ownership Change occurs (a "Section 382 Limitation"). As of the end of its most recent taxable year, the Company had net operating losses that are currently subject to Section 382 Limitations. Although the Company believes that the issuance of the Common Stock should not result in an Ownership Change, future equity issuances or transactions among shareholders may trigger an Ownership Change. If such an Ownership Change occurs, the Company's use of its net operating losses will be subject to a Section 382 Limitation based on the value of the Company on the date of such an Ownership Change.

    The financial statements of the Company do not reflect a provision for Federal income taxes for the year ended December 31, 1996. A full valuation allowance has been recorded in the financial statements against the net deferred tax asset as its realization is uncertain.

    THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT HIS TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX AND FEDERAL ESTATE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CLASS A COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN, OR OTHER TAXING JURISDICTION.

                                 LEGAL MATTERS

    The validity of the Class A Common Stock and certain other legal matters in connection with the Class A Common Stock offered hereby will be passed upon for the Company by Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, NY 10019-6064. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

                                    EXPERTS


    The consolidated financial statements of Metromedia Fiber Network, Inc. (formerly National Fiber Network, Inc.) at December 31, 1996 and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The consolidated balance sheet of the Company as of December 31, 1995 and the related consolidated statements of operations, stockholders' deficiency and cash flows for the twelve months then ended have been audited by M.R. Weiser & Co. LLP, Certified Public Accountants, as stated on their report, which is included herein upon the authority of such firm as experts in accounting and auditing. Their report contains an explanatory paragraph regarding an uncertainty as to the Company's ability to continue as a going concern. The statements of operations, changes in stockholders' (deficiency) equity and cash flows for the year ended December 31, 1994 were audited by Richard A. Eisner & Company, LLP, independent auditors, as stated in their report dated June 5, 1995, which is included herein and in the Registration Statement, in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

    The Company is not currently subject to the information requirements of the Exchange Act. As a result of the Offerings, the Company will be required to file reports and other information with the Commission pursuant to the informational requirements of the Exchange Act. The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by independent certified public accountants and such other unaudited quarterly or other interim reports as it deems appropriate.

    The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which is a part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to the Company and the securities offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents or provisions of any documents referred to herein are not necessarily complete, and in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    The Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at such address and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov.

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Auditors.......................................................  F-2

Consolidated Balance Sheets as of December 31, 1995 and 1996
  and June 30, 1997 (Unaudited).......................................................  F-5

Consolidated Statements of Operations for the years ended
  December 31, 1994, 1995 and 1996 and the six months ended
  June 30, 1996 and 1997 (Unaudited)..................................................  F-6

Consolidated Statements of Changes in Stockholders' (Deficiency) Equity for the
  years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1997 (Unaudited).....................................................  F-7

Consolidated Statements of Cash Flows for the years ended
  December 31, 1994, 1995 and 1996 and the six months
  ended June 30, 1996 and 1997 (Unaudited)............................................  F-8

Notes to Consolidated Financial Statements............................................  F-9

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Metromedia Fiber Network, Inc.

    We have audited the accompanying consolidated balance sheet of Metromedia Fiber Network, Inc. (formerly National Fiber Network, Inc.) and Subsidiary (the "Company") as of December 31, 1996, and the related consolidated statements of operations, stockholders' deficiency and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metromedia Fiber Network, Inc. (formerly National Fiber Network, Inc.) and Subsidiary as of December 31, 1996, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.
                                                          Ernst & Young LLP
New York, New York
April 30, 1997

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Metromedia Fiber Network, Inc.

    We have audited the accompanying consolidated balance sheet of Metromedia Fiber Network, Inc. (formerly National Fiber Network, Inc.) (a Delaware corporation) and Subsidiary (the "Company") as of December 31, 1995, and the related consolidated statements of operations, stockholders' deficiency and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metromedia Fiber Network, Inc. (formerly National Fiber Network, Inc.) and Subsidiary as of December 31, 1995, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

    The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's significant recurring losses, operating history and significant working capital deficiency, including significant amounts of past due payables, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

                                          M.R. Weiser & Co. LLP

New York, New York
June 26, 1996

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Metromedia Fiber Network, Inc. (formerly National Fiber Network, Inc.)

    We have audited the accompanying statements of operations, changes in stockholders' (deficiency) equity and cash flows of Metromedia Fiber Network, Inc. (formerly National Fiber Network, Inc.) for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements enumerated above present fairly, in all material respects, the results of operations of Metromedia Fiber Network, Inc. (formerly National Fiber Network, Inc.) and its cash flows for the year ended December 31, 1994 in conformity with generally accepted accounting principles.


    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had incurred net losses and significant construction costs and will require additional financing. These issues raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1.


                                          Richard A. Eisner & Company, LLP

New York, New York
June 5, 1995

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31              JUNE 30
                                                                        1995            1996            1997
                                                                    -------------  --------------  --------------

                                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash............................................................  $       5,913  $      464,324  $   22,893,466
  Accounts receivable.............................................        182,718         180,790         354,792
  Prepaid expenses................................................         65,425        --               261,048
                                                                    -------------  --------------  --------------
Total current assets..............................................        254,056         645,114      23,509,306

Fiber optic transmission network and related equipment, net.......      5,884,679       6,368,653       6,708,854
Property and equipment, net.......................................        467,631         525,268         645,914
Franchise costs, net..............................................        324,937         299,941         287,442
Deferred charges and other assets.................................        145,717         138,530         499,595
                                                                    -------------  --------------  --------------
                                                                    $   7,077,020  $    7,977,506  $   31,651,111
                                                                    -------------  --------------  --------------
                                                                    -------------  --------------  --------------

LIABILITIES AND SHAREHOLDERS' (DEFICIENCY) EQUITY
Current liabilities:
  Notes payable...................................................  $   3,850,036  $    5,950,000  $      500,000
  Current portion of settlement agreement.........................        549,282         115,000          90,000
  Accounts payable................................................      3,364,728       5,256,929       1,151,231
  Accrued expenses................................................      1,058,705         683,227         727,794
  Due to related parties..........................................      1,589,866         119,299        --
  Notes payable--private placements...............................      1,383,000       1,408,000          12,500
                                                                    -------------  --------------  --------------
Total current liabilities.........................................     11,795,617      13,532,455       2,481,525

Settlement agreement, net of current portion......................        326,864         180,000         135,000
Deferred revenue..................................................        275,034       1,107,724       9,976,492
Other.............................................................         15,243          15,243          15,243

Commitments and contingencies

Shareholders' (deficiency) equity:
  Preferred stock, $.10 par value, authorized 2,000,000 shares,
    150,000 shares issued and outstanding.........................       --                15,000        --
  Series B convertible preferred stock $.01 par value 8,403 shares
    authorized, issued and outstanding............................       --              --                    84
  Common stock, $.01 par value; authorized 60,000,000 shares,
    6,239,994, 10,001,310 and 9,564,940 shares issued and
    outstanding, respectively.....................................         62,400         100,013          95,649
  Additional paid-in capital......................................        (17,400)      8,766,506      52,904,837
  Accumulated deficit.............................................     (5,380,738)    (15,739,435)    (33,957,719)
                                                                    -------------  --------------  --------------
                                                                       (5,335,738)     (6,857,916)     19,042,851
                                                                    -------------  --------------  --------------
                                                                    $   7,077,020  $    7,977,506  $   31,651,111
                                                                    -------------  --------------  --------------
                                                                    -------------  --------------  --------------

                            See accompanying notes.

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                            YEAR ENDED DECEMBER 31                  SIX MONTHS ENDED JUNE 30
                                     1994            1995            1996             1996            1997
                                --------------  --------------  ---------------  --------------  ---------------
Revenue.......................  $     --        $       56,149  $       236,082  $       82,035  $       541,886

Expenses:
  Cost of sales...............        --              --                698,793         265,029        1,081,677
  Selling, general and
    administrative............         874,000       3,886,568        2,070,345       1,276,853        2,186,291
  Consulting and employment
    incentives................        --              --              3,652,101       3,651,442       13,419,900
  Depreciation and
    amortization..............        --               161,576          612,530         292,319          372,935
                                --------------  --------------  ---------------  --------------  ---------------
Loss from operations..........        (874,000)     (3,991,995)      (6,797,687)     (5,403,608)     (16,518,917)
Interest income                       --              --              --               --                204,175
Interest expense (including
  financing costs)............        --              (327,106)      (3,561,010)     (1,807,956)        (679,427)
                                --------------  --------------  ---------------  --------------  ---------------
Net loss......................  $     (874,000) $   (4,319,101) $   (10,358,697) $   (7,211,564) $   (16,994,169)
                                --------------  --------------  ---------------  --------------  ---------------
                                --------------  --------------  ---------------  --------------  ---------------
Net loss per share............  $        (0.10) $        (0.48) $         (0.87) $        (0.66) $         (1.36)
                                --------------  --------------  ---------------  --------------  ---------------
                                --------------  --------------  ---------------  --------------  ---------------
Weighted average number of
  shares outstanding..........       8,721,210       9,094,472       11,851,801      10,993,990       12,599,295
                                --------------  --------------  ---------------  --------------  ---------------
                                --------------  --------------  ---------------  --------------  ---------------

                            See accompanying notes.

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIENCY) EQUITY

                                                     COMMON STOCK         PREFERRED STOCK     ADDITIONAL
                                                 ---------------------  --------------------    PAID-IN     ACCUMULATED
                                                   SHARES     AMOUNT     SHARES     AMOUNT      CAPITAL       DEFICIT
                                                 ----------  ---------  ---------  ---------  -----------  -------------
Balance at December 31, 1993...................   1,521,000  $  15,210                        $    (5,210)  $  (187,637)
  Sale of common stock.........................   4,563,000     45,630                            (15,630)      --
  Net loss for the year........................      --         --                                --           (874,000)
                                                 ----------  ---------  ---------  ---------  -----------  -------------
Balance at December 31, 1994...................   6,084,000     60,840                            (20,840)   (1,061,637)
  Issuance of common stock as an inducement for
    entering into a loan agreement.............     155,994      1,560                              3,440       --
  Net loss for the year........................      --         --                                --         (4,319,101)
                                                 ----------  ---------  ---------  ---------  -----------  -------------
Balance at December 31, 1995...................   6,239,994     62,400                            (17,400)   (5,380,738)
  Issuance of common stock in 1996 for legal
    services rendered..........................     491,105      4,911                            902,390       --
  Issuance of common stock and warrants in
    conjunction with sale of Senior
    Subordinated Notes in 1996.................     381,087      3,811                            685,202       --
  Issuance of shares to holder of Senior
    Subordinated Notes in exchange for
    warrants...................................     228,150      2,282                             (2,282)      --
  Issuance of common stock in April 1996 to
    extend maturity of private placement
    subordinated notes.........................      59,359        594                            106,728       --
  Issuance of common stock in exchange for
    management services........................   1,521,000     15,210                          2,744,790       --
  Issuance of additional common stock to the
    holder of the Senior subordinated notes in
    connection with antidilution provisions....      38,025        380                               (380)      --
  Issuance of common stock in April 1996 and
    July 1996 in connection with the exercise
    of Warrants................................     190,543      1,905                             (1,905)      --
  Issuance of common stock to related
    electrical contractor in May 1996 as
    payment for services.......................     456,300      4,563                            688,324       --
  Issuance of common stock to majority
    shareholder in May 1996 in exchange for
    debt.......................................     152,100      1,521                            598,479       --
  Sale of common stock and warrants in June
    1996.......................................      38,025        380                             99,620       --
  Issuance of common stock in July 1996 in
    exchange for services rendered.............      12,168        122                             21,078       --
  Issuance of common stock for services
    rendered...................................     182,520      1,825                            332,975       --
  Sale of common stock in September 1996.......      10,934        109                             23,391       --
  Issuance of warrants for legal services
    rendered (to purchase 152,100 shares at
    $.06 per share)............................      --         --                                200,000       --
  Issuance of warrants in connection with debt
    issuance (to purchase 94,302 shares at
    $5.92 per share)...........................      --         --                                 13,640       --
  Issuance of warrants in connection with debt
    issuance (to purchase 190,543 shares at
    $.006 per share)...........................      --         --                                250,550       --
  Issuance of warrants in connection with debt
    issuance (to purchase 107,078 shares)......                                                   111,306
  Sale of preferred stock with warrants in
    December 1996..............................                           150,000  $  15,000    2,010,000
  Net loss for the year........................      --         --                                --        (10,358,697)
                                                 ----------  ---------  ---------  ---------  -----------  -------------
Balance at December 31, 1996...................  10,001,310    100,013    150,000     15,000    8,766,506   (15,739,435)
Issuance of common stock in connection with the
  exercise of warrants (unaudited).............     152,100      1,521                              8,479
Issuance of options to employees (to purchase
  2,372,760 shares) (unaudited)................                                                13,419,900
Issuance of warrants in connection with debt
  extension (to purchase 57,682 shares)
  (unaudited)..................................                                                   220,036
Dividends (unaudited)..........................                                                                 (76,562)
Repurchase and retirement of Series A preferred
  stock and warrants (unaudited)...............                          (150,000)   (15,000)  (2,010,000)      (13,438)
Repurchase and retirement of common stock and
  warrants (unaudited).........................    (588,470)    (5,885)                                      (1,134,115)
Sale of Series B preferred stock (unaudited)...                             8,403         84   32,499,916
Net loss for the period (unaudited)............                                                             (16,994,169)
                                                 ----------  ---------  ---------  ---------  -----------  -------------
Balance at June 30, 1997 (unaudited)...........   9,564,940  $  95,649      8,403  $      84  $52,904,837   $(33,957,719)
                                                 ----------  ---------  ---------  ---------  -----------  -------------
                                                 ----------  ---------  ---------  ---------  -----------  -------------


                                                    TOTAL
                                                 ------------
Balance at December 31, 1993...................  $   (177,637)
  Sale of common stock.........................        30,000
  Net loss for the year........................      (874,000)
                                                 ------------
Balance at December 31, 1994...................    (1,021,637)
  Issuance of common stock as an inducement for
    entering into a loan agreement.............         5,000
  Net loss for the year........................    (4,319,101)
                                                 ------------
Balance at December 31, 1995...................    (5,335,738)
  Issuance of common stock in 1996 for legal
    services rendered..........................       907,301
  Issuance of common stock and warrants in
    conjunction with sale of Senior
    Subordinated Notes in 1996.................       689,013
  Issuance of shares to holder of Senior
    Subordinated Notes in exchange for
    warrants...................................       --
  Issuance of common stock in April 1996 to
    extend maturity of private placement
    subordinated notes.........................       107,322
  Issuance of common stock in exchange for
    management services........................     2,760,000
  Issuance of additional common stock to the
    holder of the Senior subordinated notes in
    connection with antidilution provisions....       --
  Issuance of common stock in April 1996 and
    July 1996 in connection with the exercise
    of Warrants................................       --
  Issuance of common stock to related
    electrical contractor in May 1996 as
    payment for services.......................       692,887
  Issuance of common stock to majority
    shareholder in May 1996 in exchange for
    debt.......................................       600,000
  Sale of common stock and warrants in June
    1996.......................................       100,000
  Issuance of common stock in July 1996 in
    exchange for services rendered.............        21,200
  Issuance of common stock for services
    rendered...................................       334,800
  Sale of common stock in September 1996.......        23,500
  Issuance of warrants for legal services
    rendered (to purchase 152,100 shares at
    $.06 per share)............................       200,000
  Issuance of warrants in connection with debt
    issuance (to purchase 94,302 shares at
    $5.92 per share)...........................        13,640
  Issuance of warrants in connection with debt
    issuance (to purchase 190,543 shares at
    $.006 per share)...........................       250,550
  Issuance of warrants in connection with debt
    issuance (to purchase 107,078 shares)......       111,306
  Sale of preferred stock with warrants in
    December 1996..............................     2,025,000
  Net loss for the year........................   (10,358,697)
                                                 ------------
Balance at December 31, 1996...................    (6,857,916)
Issuance of common stock in connection with the
  exercise of warrants (unaudited).............        10,000
Issuance of options to employees (to purchase
  2,372,760 shares) (unaudited)................    13,419,900
Issuance of warrants in connection with debt
  extension (to purchase 57,682 shares)
  (unaudited)..................................       220,036
Dividends (unaudited)..........................       (76,562)
Repurchase and retirement of Series A preferred
  stock and warrants (unaudited)...............    (2,038,438)
Repurchase and retirement of common stock and
  warrants (unaudited).........................    (1,140,000)
Sale of Series B preferred stock (unaudited)...    32,500,000
Net loss for the period (unaudited)............   (16,994,169)
                                                 ------------
Balance at June 30, 1997 (unaudited)...........  $ 19,042,851
                                                 ------------
                                                 ------------

                            See accompanying notes.

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     YEAR ENDED DECEMBER 31           SIX MONTHS ENDED JUNE 30
                                                 1994        1995          1996         1996          1997
                                              ----------  -----------  ------------  -----------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................  $ (874,000) $(4,319,101) $(10,358,697) $(7,211,564) $ (16,994,169)
Adjustments to reconcile net loss to net
  cash (used in) provided by operating
  activities:
  Depreciation and amortization.............      --          161,576       612,530      292,319        372,935
  Common stock issued for services..........      --          --          5,395,132    5,248,986     13,639,936
  Changes in operating assets and
    liabilities:
    Accounts receivable.....................      --         (182,718)        1,928        7,817       (174,002)
    Prepaid expenses........................     (73,000)     (44,674)       65,425        2,336       (261,048)
    Deferred charges and other assets.......      --         (111,869)      (52,495)      36,157       (255,170)
    Accounts payable and accrued expenses...      --        2,417,155     1,516,723     (653,938)    (4,174,932)
    Due to related parties..................     475,000     (377,243)     (177,680)  (1,370,632)      (119,299)
    Settlement agreement....................      --          876,146      (581,146)    (300,344)       (70,000)
    Advance payments received from
      customers.............................      --          275,034       832,690      100,000      8,868,768
    Other...................................     (10,000)      14,877       --           --            --
                                              ----------  -----------  ------------  -----------  -------------
Net cash used in operating activities.......    (482,000)  (1,290,817)   (2,745,590)  (3,848,863)       833,019
                                              ----------  -----------  ------------  -----------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures on fiber optic
  transmission network and related
  equipment.................................    (548,000)  (3,709,928)     (974,107)     (86,456)      (662,722)
Capital expenditures on property and
  equipment.................................      --         (476,378)      (95,356)     (49,427)      (150,655)
Other.......................................     (76,000)     --            --
                                              ----------  -----------  ------------  -----------  -------------
Net cash used in investing activities.......    (624,000)  (4,186,306)   (1,069,463)    (135,883)      (813,377)
                                              ----------  -----------  ------------  -----------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of preferred stock
  and warrants..............................      --          --          2,025,000      --          32,500,000
Proceeds from issuance of common stock......      30,000      --            123,500    1,409,887         10,000
Repayment of note payable...................                             (3,350,036)  (2,850,036)    (5,450,000)
Proceeds from note payable..................      --        3,850,036     5,450,000    5,400,000
Proceeds from stockholder's note............   1,326,000      --            --           --            --
Dividend....................................      --          --            --           --             (76,562)
Net Proceeds from notes payable--private
  placements................................      --        1,383,000        25,000       25,000     (1,395,500)
Purchase of common stock....................      --          --            --           --          (1,140,000)
Purchase of preferred stock.................      --          --            --           --          (2,038,438)
                                              ----------  -----------  ------------  -----------  -------------
Net cash provided by financing activities...   1,356,000    5,233,036     4,273,464    3,984,851     22,409,500
                                              ----------  -----------  ------------  -----------  -------------
Net increase (decrease) in cash                  250,000     (244,087)      458,411          105     22,429,142
Cash--beginning of period                         --          250,000         5,913        5,913        464,324
                                              ----------  -----------  ------------  -----------  -------------
Cash--end of period.........................  $  250,000  $     5,913  $    464,324  $     6,018  $  22,893,466
                                              ----------  -----------  ------------  -----------  -------------
                                              ----------  -----------  ------------  -----------  -------------

                            See accompanying notes.

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (INFORMATION AS OF JUNE 30, 1997 AND EACH OF THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OPERATIONS AND LINE OF BUSINESS

    Metromedia Fiber Network, Inc. (formerly National Fiber Network, Inc.) and its subsidiary, National Fiber Network of New Jersey, Inc. (the "Company"), was a development stage company for the period from inception (April 8, 1993) through October 1995. Effective December 20, 1993, the Company was granted a nonexclusive right from the City of New York to provide telecommunication services and construct a fiber optic network for the purpose of providing these services. In October 1995, the basic backbone of the Fiber Optic Cable Network was completed and the Company began servicing its customers.

    The Company incurred significant costs in connection with the construction of the initial backbone of the fiber optic network and expects to continue to incur more costs when the Company extends its network construction.

BASIS OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company. All material intercompany balances and transactions have been eliminated in consolidation.

BASIS OF PRESENTATION

    The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception, the Company has suffered significant recurring losses and, as of December 31, 1996, the Company had a working capital deficiency of approximately $12,887,000 and a stockholders' deficiency of approximately $6,858,000. Further, at December 31, 1996, substantially all of its trade payables and certain current liabilities were past due. In addition, the Company was not in compliance with certain debt and settlement agreements. These factors, raised substantial doubt about the Company's ability to continue as a going concern. On April 30, 1997 the Company sold 8,403.325 shares of Series B preferred shares in exchange for $32,500,000 in cash. A portion of the cash was used to satisfy the aforementioned obligations. Management believes that these funds are sufficient to meet the Company's obligations for at least the next year.

ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECOGNITION OF REVENUE

    The Company recognizes revenue on telecommunications services ratably over the term of the applicable agreements with customers.

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                (INFORMATION AS OF JUNE 30, 1997 AND EACH OF THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DEFERRED REVENUE

    Deferred revenue represents prepayments received from customers for future use of the Company's fiber optic network.

ORGANIZATION COSTS

    Costs incurred in connection with the organization of the Company were capitalized and are being amortized over five years on a straight-line basis.

CONSULTING AND EMPLOYMENT INCENTIVES

    The amounts represent the value of common stock, warrants and options issued to consultants and officers of the Company as incentive for the consultants and officers to provide services to the Company.

    The 1997 amounts represent the value of options to purchase 2,372,760 shares of the Company's common stock issued in 1997 to executive officers of the Company. The options have been valued in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" at the difference between the exercise price of the options and the fair market value of the Company's common stock.

STOCK-BASED COMPENSATION

    The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock options.

FIBER OPTIC TRANSMISSION NETWORK AND RELATED EQUIPMENT

    The fiber optic transmission network and related equipment are stated at cost. Various costs are capitalized during the installation and expansion of the network. Depreciation is computed using the straight-line method through the expiration date of the franchise agreement, December 20, 2008.

LONG LIVED ASSETS

    In fiscal 1996, the Company adopted SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No such impairment indicators have been identified by the Company.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is computed using the straight-line and accelerated cost recovery methods over the shorter of the estimated useful lives of the assets or the term of the lease.

ACCRUED EXPENSES

    Accrued expenses includes accrued interest of approximately $124,000, $683,000 and $262,900 as of June 30, 1997, December 31, 1996 and 1995
respectively.

    The Company incurred accrued capital expenditures on fiber optic transmission network and related equipment of $1,281,000 during 1994.

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                (INFORMATION AS OF JUNE 30, 1997 AND EACH OF THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FRANCHISE COSTS

    Amortization of franchise costs began upon commencement of service to customers and is computed on the straight-line method through December 20, 2008 (159 months), the expiration date of the franchise agreement.

INCOME TAXES

    The Company recognizes deferred tax liabilities and assets, if any, for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided when the expected realization of tax assets does not meet a more likely than not criterion.

CASH AND CASH EQUIVALENTS

    For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

RECAPITALIZATION

    In April 1997, the Company increased its authorized common stock of $.01 par value to 60,000,000 shares; in addition, authorized preferred stock with a par value of $.01 was increased to 2,000,000 shares.

    On February 17, 1995, the Company effected a 4,000 for one stock split of its outstanding shares of common stock. The financial statements give retroactive effect to this stock split.

    On April 29, 1997, the Company effected a 3 for one stock split of its outstanding shares of common stock. The financial statements give retroactive effect to this stock split.

    In September 1997, the Company effected a .507 for 1 reverse stock split. The financial statements give retroactive effect to this stock split.

EARNINGS PER SHARE

    Net loss per share computations are based upon net loss divided by the weighted average number of shares of common stock outstanding during the respective periods. The weighted average number of common shares outstanding have been calculated in accordance with Staff Accounting Bulletin 83 ("SAB 83") of the Securities and Exchange Commission. SAB 83 requires that shares of common stock and options issued one-year prior to the initial filing of a registration statement relating to an initial public offering at amounts below the public offering price be considered outstanding for all periods presented in the Company's registration statement. In computing the effect of stock options, using the treasury stock method, the Company assumed that the market value of the stock was $15.00 per share.

UNAUDITED INFORMATION

    The unaudited financial statements at June 30, 1997 and for the six months ended June 30, 1996 and 1997 reflect adjustments, all of which are of a normal recurring nature, which are, in the opinion of

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                (INFORMATION AS OF JUNE 30, 1997 AND EACH OF THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) management, necessary to a fair presentation. The results for the interim periods presented are not necessarily indicative of full year results.

2. FIBER OPTIC TRANSMISSION NETWORK AND RELATED EQUIPMENT

    Fiber optic transmission network and related equipment consist of the following:

                                                                         1995           1996       JUNE 30, 1997
                                                                     -------------  -------------  --------------
                                                                                                    (UNAUDITED)
Engineering and layout costs.......................................  $   3,058,917  $   3,243,448   $  3,297,683
Material--fiber optic cable........................................        975,815      1,219,067        985,740
Electrical installation costs......................................        407,642        407,642        407,642
Headends...........................................................        363,343        363,343        363,343
Fiber optic cable installation costs...............................        802,886      1,230,041      1,637,151
Other..............................................................        389,243        508,412        945,475
                                                                     -------------  -------------  --------------
                                                                         5,997,846      6,971,953      7,637,034
Less accumulated depreciation......................................       (113,167)      (603,300)      (928,180)
                                                                     -------------  -------------  --------------
                                                                     $   5,884,679  $   6,368,653   $  6,708,854
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------

3. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                                                       JUNE 30
                                                              1995         1996          1997       USEFUL LIFE
                                                           -----------  -----------  ------------  --------------
                                                                                     (UNAUDITED)
Furniture and equipment..................................  $     6,452  $    42,776   $  190,165      5 years
Leasehold improvements...................................      469,926      528,958      532,225     174 months
                                                           -----------  -----------  ------------
                                                               476,378      571,734      722,390
Less accumulated depreciation and amortization...........       (8,747)     (46,466)     (76,476)
                                                           -----------  -----------  ------------
                                                           $   467,631  $   525,268   $  645,914
                                                           -----------  -----------  ------------
                                                           -----------  -----------  ------------

4. RELATED PARTY TRANSACTIONS

    In connection with the installation of the Company's fiber optic network, the Company engaged the services of an electrical contractor controlled by the Company's majority shareholder. During 1995 the Company incurred charges for labor and materials of $692,887. As of December 31, 1995, $692,887 was owed to this related company. In May 1996, the Company and the assignee of this related party entered into an agreement whereby the full amount of this indebtedness was satisfied by the issuance of 456,300 shares of the Company's common stock. The value of the stock was based upon the invoices rendered for services performed based upon negotiations between the Company and the electrical contractor.

    The Company's majority shareholder made loans to the Company which at December 31, 1994 totaled $1,967,109. In April 1995 the majority shareholder of the Company agreed to contribute to the Company's capital $1.7 million of amounts due to him. By agreement between the Company and the

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                (INFORMATION AS OF JUNE 30, 1997 AND EACH OF THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

4. RELATED PARTY TRANSACTIONS (CONTINUED) majority shareholder in May 1996 the transaction was rescinded. During 1995, the Company made repayments (net of additional advances) of $1,070,130. As of December 31, 1995, the Company owed the majority shareholder $896,979. Pursuant to an agreement dated May 21, 1996, the Company issued 152,100 shares of its common stock to the majority shareholder in consideration for the cancellation of $600,000 of the outstanding balance. In May 1997, the remaining balance of the note was repaid in full.

    In March and June 1997, the Company entered into two one year leases for office space with an affiliate. Rent expense charged to operations under such leases was approximately $33,000 for the period ending June 30, 1997.

5. NOTES PAYABLE

    Notes payable-other consists of the following:

                                                                                          1995           1996
                                                                                      -------------  -------------
Tomen America, Inc............................................................... a)  $   2,850,036  $    --
Stockholder note................................................................. b)        500,000       --
AT&T Wireless.................................................................... c)        500,000        500,000
U.S. One Communications.......................................................... d)       --            4,900,000
Sterling Capital Bridge Loan..................................................... e)       --              550,000
                                                                                      -------------  -------------
                                                                                      $   3,850,036  $   5,950,000
                                                                                      -------------  -------------
                                                                                      -------------  -------------

a) On April 27, 1995, the Company entered into a bridge financing agreement with Tomen America, Inc. ("Tomen"). The agreement provided for maximum aggregate borrowings of $2,500,000 consisting of the following: (i) working capital advances of $1,500,000, and (ii) equipment and materials procurement of $1,000,000. A supplemental agreement executed on July 11, 1995 increased these limits to $1,800,000 and $1,050,000, respectively, for an aggregate line of credit of $2,850,000. As of December 31, 1995, the Company had outstanding borrowings aggregating $2,850,036.

    All amounts advanced under this agreement were scheduled to mature on April 26, 1996 and bore interest at a rate equal to Tomen's base lending rate plus 1.75%. The outstanding balance was collateralized as follows: (i) a security interest in the assets of the Company, (ii) a pledge of shares of common stock of the Company personally owned by the Company's president, and (iii) the personal guaranty of the Company's president.

    The agreement also provided for the Company to reimburse Tomen for certain transaction expenses. As of December 31, 1995, a total of $152,604 of such costs was included in accrued expenses.

    On April 16, 1996, the Company repaid the entire principal balance, all accrued and unpaid interest, and all expenses concurrent with the execution of the refinancing agreement with U.S. One Communications.

b) On March 16, 1995, the Company entered into a loan agreement with one of the Company's directors for $500,000 bearing interest at 10% per annum, due on March 16, 1996. As an inducement for entering into this loan agreement, the Company issued 155,994 shares of common stock. This share issuance was recorded at an amount equal to the value of the discounted interest rate

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                (INFORMATION AS OF JUNE 30, 1997 AND EACH OF THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

5. NOTES PAYABLE (CONTINUED)
    that the note bears over the term of the loan, or $5,000. This loan was collateralized by 38 shares of the Company's common stock owned by the Company's president, and was personally guaranteed by the president. This loan and all accrued interest was fully repaid in March 1996.

c) On April 18, 1995, the Company entered into a loan agreement with AT&T Wireless for $500,000 bearing interest at 11% per annum, originally due 120 days from the date of this loan. Pursuant to a supplemental agreement dated January 12, 1996, the parties agreed to extend the maturity date of this loan to November 18, 1996. Pursuant to a second supplemental agreement dated March, 1997 the parties agreed to extend the maturity date to June 30, 1997. In July 1997 the note was repaid in full.

    On February 16, 1995, the Company issued to this party a warrant entitling the holder to purchase a total of 669,167 shares of the Company's common stock. This warrant, was canceled and replaced by a new warrant issued on February 13, 1997 for 456,300 of non assessable shares of common stock at a purchase price of $4.85 per share. The new warrant expires on February 13, 2000.

d) On April 16, 1996, the Company entered into an agreement with U.S. One Communications ("U.S. One") for the exclusive usage rights for 8 to 12 fibers on the Company's fiber optic transmission network. The initial term of the agreement was for a period beginning April 1996 and expiring December 2008. The agreement was renewable, at the option of U.S. One, for an extended term of 13 years expiring December 2021. Concurrent with the execution of the original agreement, the Company and U.S. One entered into a bridge financing agreement. This was done for the purpose of refinancing the Company's existing indebtedness to Tomen America and to obtain additional funding until the construction borrowing arrangement was secured. In connection with this agreement, the Company borrowed $4,900,000 from U.S. One, of which $3,227,867 was immediately used to repay all amounts owed to Tomen America as of April 16, 1996.

    On April 30, 1997 the Company amended this agreement which allows U.S. One to have the exclusive right to use 888 fiber miles of the network. Additionally, pursuant to the amended agreement, U. S. One received an option to acquire from the Company up to 1,620 additional fiber miles upon payment of a predetermined amount. In accordance with the amended agreement the following occurred: (i) all interest accrued from the inception of the bridge loan to the closing date of the agreement was waived by U.S. One, and
    (ii) the $4,900,000 principal balance of the loan was offset against the $3,530,000 scheduled payment due from U.S. One to the Company under the amended lease agreement. (iii) the Company paid to U.S. One the difference of $1,370,000 on April 30, 1997 with proceeds from the Metromedia transaction.

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                (INFORMATION AS OF JUNE 30, 1997 AND EACH OF THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

5. NOTES PAYABLE (CONTINUED)

    In connection with the execution of the aforementioned lease and bridge financing agreements, the Company entered into a letter agreement with U.S. One providing for the sale of a warrant to purchase common stock of the Company. Under this arrangement, the warrant is exercisable for a number of shares to be determined at the Company's discretion subject to a minimum number of 76,050 shares and a maximum number of 456,300 shares. The per share exercise price is to be determined pursuant to a formula, but in no event shall the aggregate purchase price exceed $1,250,000.

e) On September 24, 1996, the Company entered into a loan agreement with Sterling Capital ("Sterling") for $550,000. The loan bears interest at 10% per annum and matures on March 1, 1997. The loan was secured by all of NFN's assets and was subordinated to the aforementioned U.S. One loan. As an incentive for the loan, NFN issued to Sterling warrants to purchase 94,302 shares of common stock at an exercise price of $5.92. The warrants can be exercised on the later of (i) the third anniversary or (ii) twelve months after the Company has completed a public offering. On May 1, 1997 the Company repaid the loan in full and all accrued interest with proceeds from the sale of convertible preferred stock to Metromedia.

6. SENIOR SUBORDINATED NOTES

    On February 13, 1996, the Company entered into an investment agreement with an individual (the "Investor") pursuant to which the Company borrowed $1,000,000 in consideration for the issuance of 12% senior subordinated promissory notes maturing on November 1, 1996. The notes are guaranteed personally by the Company's president. The notes are convertible at a price of $2.62 per unit for each $1,000 of principal outstanding. Each unit consists of the following: (i) one share of stock, and (ii) one warrant to purchase one share of stock at $5.27 per share. As an inducement for entering into the investment agreement, the Company issued to the investor the following: (i) 381,087 fully paid shares of common stock, and (ii) a warrant to purchase 381,087 shares of common stock at $5.27 per share, exercisable for a five year period beginning August 15, 1997 and expiring August 15, 2002. The Company recorded non-cash charges of $689,013 for such issuances.

    On March 19, 1996, a supplemental investment agreement was executed with the same investor providing for an additional advance of $500,000 with the same maturity date, interest rate, conversion rights, and guaranty features as the initial $1,000,000 investment. This advance was subsequently repaid, along with interest on April 16, 1996. In connection with this supplemental agreement, the Company issued a warrant to purchase 190,543 shares of common stock at $5.27 per share, exercisable for a five year period beginning August 15, 1997 and expiring August 15, 2002. The Company also issued a warrant to purchase an additional 190,543 shares at $0.006 per share (the "Penny Warrants"), exercisable for a period beginning August 15, 1997 and expiring August 15, 2002. The Company recorded a noncash charge of $250,550 for such issuance.

    On April 11, 1996, a memorandum of understanding was entered into between the parties pursuant to which the warrants issued on February 13, 1996 to purchase 381,087 shares at $5.27 per share and the warrants issued on March 19, 1996 to purchase 190,543 shares at $5.27 per share were surrendered

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                (INFORMATION AS OF JUNE 30, 1997 AND EACH OF THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

6. SENIOR SUBORDINATED NOTES (CONTINUED) by the investor to the Company in consideration for the issuance of 228,150 shares of the Company's common stock.

    In April and July 1996, the investor purchased 152,100 and 38,443 shares of common stock, respectively, at $.006 per share in connection with an exercise of the Penny Warrants. The Company granted the investor the right to exercise prior to the stated exercise period.

    Further, in accordance with the investment agreement an additional 38,025 shares of common stock was issued to the investor in compliance with the anti-dillutive requirements in the agreement.

7. NOTES PAYABLE--PRIVATE PLACEMENTS

a. In August 1995, the Company initiated a $600,000 private offering of subordinated notes. These notes were scheduled to mature in March 1996 and bear interest at an annual rate of 15%, payable quarterly in arrears. Concurrent with the issuance of these notes, warrants were issued by the Company to the noteholders which were exercisable for common shares of the Company in an amount equal to 0.7% of the outstanding shares of common stock immediately following an initial public offering of the Company's common stock, at an exercise price equal to 60% of the initial public offering price. These warrants are exercisable over a three-year period beginning on the effective date of such initial public offering.

    In April 1996, the Company offered the warrantholders fully paid shares of common stock equal to 0.7% of the common stock then issued and outstanding, in exchange for the surrender and cancellation of the outstanding warrants, and in consideration for the extension of the maturity date of the notes through June 30, 1996. In 1996 the Company repaid $50,000 of the private placement debt. All of the warrantholders accepted this offer and, accordingly, the Company issued a total of 59,359 shares of the Company's common stock. The Company recorded a noncash charge of $107,322 in connection with such issuance.

b. In October 1995, the Company initiated a private offering of $858,000 of convertible subordinated notes. Through December 31, 1995, $783,000 of convertible notes were sold pursuant to this offering, and an additional $75,000 of notes were sold during January and February of 1996. These notes were scheduled to mature during the period October 1996 through February 1997 and bear interest at an annual rate of 15%, payable at maturity. The notes are convertible, at the Company's option, at any time into shares of common stock at a rate of 1.52 shares of common stock per $1,000 of note principal, at a conversion price equal to 60% of the per share price of an initial public offering of the Company's common stock. Concurrent with the issuance of these notes, warrants were issued by the Company to the noteholders which are exercisable at a rate of 15,210 shares of common stock per $100,000 of note principal. Such warrants, entitling the holders to purchase an aggregate of 130,502 shares, are exercisable at a price equal to 50% of the per share price of an initial public offering of common stock over a three-year period beginning on the effective date of such initial public offering.

c. In December 1996, the Company offered the Private Placement Noteholders Common Stock Purchase Warrants to purchase 107,078 shares of its common stock exercisable at one half of the price for which shares are sold in an initial public offering for a period of three years following such

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                (INFORMATION AS OF JUNE 30, 1997 AND EACH OF THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

7. NOTES PAYABLE--PRIVATE PLACEMENTS (CONTINUED) offering; in exchange for the extension of the due dates of the notes. All of the noteholders accepted this offer and accordingly, the Company recorded a non cash charge of $111,306.

8. SETTLEMENT AGREEMENTS

    In February 1996, the Company entered into a settlement agreement with the Company's former chief financial officer regarding the termination of such officer's services. This agreement provided for the Company to make payments to the officer totaling $1,003,000, including interest. The former officer's services effectively terminated prior to December 31, 1995. Accordingly, as of December 31, 1995, the Company recorded $876,146 as a liability in accordance with the terms of the settlement agreement.

    The settlement agreement also reaffirmed the option previously issued to this former officer on May 1, 1995, which entitles the holder to purchase 207,883 shares of the Company's common stock at $.006 per share through February 1, 1999. In 1997 the Company repurchased and retired the warrant.

    On November 14, 1996, the Company amended the above referenced settlement agreement with the former officer, whereby a consultant to the Company agreed to purchase common stock of the Company from the former officer and certain of his affiliates in exchange for $640,000 and the complete satisfaction of the aforementioned liability.

    On February 11, 1997, the Company entered into an agreement (the "Agreement") with a consultant/director. Pursuant to the Agreement the Company agreed to pay the consultant/director a fee of $250,000 in full and complete payment for all services provided to the Company by the consultant/ director and for any fees or compensation due to the consultant/director resulting from any prior agreements with the Company, and the consultant/director agreed to release the Company from any claims against the Company.

9. STOCK ISSUED TO LEGAL COUNSEL

    On January 12, 1996, the Company entered into an agreement with its legal counsel which calls for the issuance by the Company of common stock as additional consideration for legal services provided. Pursuant to this agreement, and the subsequent amendment dated April 16, 1996, the Company issued a total of 491,105 shares during March and April of 1996. Management has estimated that the value of the 491,105 shares issued is equal to $907,301 and has recorded a noncash charge in connection with such issuance.

10. STOCK TRANSACTIONS

COMMON STOCK

    In June 1996, the Company sold a total of 38,025 shares of common stock to two individuals for total proceeds of $100,000. Concurrent with the issuance of these shares, warrants were issued by the Company to these shareholders entitling the holders to purchase a total of 38,025 shares at $2.62 per share for a three year period. In the event of an initial public offering of the Company's common stock during the exercise period, the exercise price will be reduced to the lesser of $2.62 or 50% of the per share price of the initial public offering.

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                (INFORMATION AS OF JUNE 30, 1997 AND EACH OF THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

10. STOCK TRANSACTIONS (CONTINUED)
    In July 1996, the Company issued 12,168 shares of common stock as consideration for consulting services. The Company recorded a noncash charge of $21,200 for such issuance. In addition, the Company issued 150,579 shares to three employees for services rendered. The transaction was later rescinded and the shares were returned to the Company.

    In August 1996, the Company issued 182,520 shares of common stock for consulting services. The Company has recorded a noncash charge of $334,800 for such issuance.

    In September 1996, the Company sold 10,934 shares of common stock to three individuals for total proceeds of $23,500.

    On April 15, 1996, the Company entered into a stock purchase agreement with Vento & Company of New York, LLC ("VCNY"). Pursuant to this agreement, the Company issued 1,521,000 shares of common stock to VCNY as consideration for services provided by VCNY. The Company estimated the value of the stock issued approximated $2,760,000.

    Concurrent with the execution of the aforementioned stock purchase agreement, the parties entered into a consulting agreement. The term of the agreement was from April 15, 1996 to April 15, 2001. Under the terms of the agreement, VCNY was to provide guidance and advice with respect to the management of the day-to-day operations of the Company's fiber optic transmission network. In consideration for such services, the Company reimbursed VCNY for all reasonable personnel and travel costs incurred by VCNY with respect to the performance of these services.

    On October 9, 1996 (the "execution date") the Company entered into a settlement agreement with the Company's former chief executive officer and VCNY regarding the termination of such officer's employment and services provided by VCNY. The agreement provided for VCNY to deliver a total of 1,521,000 shares of common stock in exchange for payments made by the Company. The payments were not made and the sale of the shares and the Company's obligation to buy the shares, was deemed null and void.

    On October 28, 1996, a shareholder granted to the Company's Chairman of the Board an option to purchase 399,889 shares of Common Stock of the Company for an aggregate exercise price of $500,000. By letter dated December 3, 1996, the option was amended to reduce the number of option shares to 323,839 shares. The option was thereafter assigned by the Chairman to the Company. On February 11, 1997, the Company exercised the option by payment of the sum of $500,000 to the shareholder.

STOCK WARRANTS


    In June 1996, the Company granted 152,100 common stock purchase warrants to the Company's legal counsel exercisable at $.07 per share for a period of four years as additional consideration for legal services provided. The Company has recorded a noncash charge of $200,000 for such issuance.


    In September 1996, the Company granted 94,302 common stock purchase warrants to Sterling at an exercise price of the lesser of $5.92 per share, the price at which the Company shall issue its securities in the future less $5.92, or one half the price at which the common stock of the Company is offered in an initial public offering exercisable on the later date of September 24, 1999 or twelve months

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                (INFORMATION AS OF JUNE 30, 1997 AND EACH OF THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

10. STOCK TRANSACTIONS (CONTINUED)
and 90 days after the date the warrant shares have been covered by a registration statement. The Company has recorded a noncash charge of $13,640 for such issuance.
    In December 1996, the Company offered the private placement noteholders Common Stock purchase warrants to purchase 107,078 shares of common stock exercisable at one half of the price for which shares are sold in an initial public offering for a period of three years following such offering, in exchange for the extension of the due dates of the notes. All of the noteholders accepted this offer and accordingly, the Company recorded a noncash charge of $111,306.

    In March 1997 the Company issued purchase warrants to private placement noteholders to purchase 57,682 shares of common stock exercisable at one half of the price for which shares are sold in an initial public offering for a period of three years following such offering in exchange for the extension of the due dates of the notes. The Company has recorded a noncash charge of $220,036 for such issuance.

    As of December 31, 1996 the Company has reserved approximately 2,129,400 shares of its common stock for exercise of warrants, contingent warrants and conversion of debt.

    On December 13, 1996, the Company issued and sold to Penny Lane Partners, L.P. ("Penny Lane"), for aggregate cash consideration of $2,025,000, (i) 150,000 shares of 10% cumulative convertible preferred stock (the "Series A Preferred Stock") bearing dividends at a rate of $1.35 per share per annum, (ii) warrants to purchase 114,075 shares of Common Stock at an exercise price of $4.93 per share (the "Penny Lane Warrants") and (iii) a contingent stock subscription warrant to purchase a number of shares of Common Stock (such number to be determined based on certain future events) at an exercise price of $0.02 per share (the "Contingent Warrants"). In March 1997, Penny Lane agreed to permit the Series A Preferred Stock and the contingent Warrants to be redeemed at an aggregate redemption price of $2,115,000 (which includes accrued but unpaid dividends on the Series A Preferred Stock) and in connection therewith the number of Penny Lane Warrants was increased from 114,075 to 228,150.

STOCK OPTIONS

    In February and April 1997, the Company granted to certain executives options to purchase up to 2,372,760, shares of its Common Stock. The options have an exercise price of $1.97 per share and expire on April 2007. The Company has recorded a noncash charge of $13,419,900 for such issuance.

11. INCOME TAXES

    There was no provision for federal or state income taxes for the years ended December 31, 1994, 1995 and 1996. At December 31, 1996, the Company has approximately $10,000,000 of net operating loss carryforwards, expiring in the years 2009 through 2011. The Company has recorded a full valuation allowance against the deferred tax asset as its realization is uncertain.

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                (INFORMATION AS OF JUNE 30, 1997 AND EACH OF THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

12. COMMITMENTS AND CONTINGENCIES

a. The Company entered into a franchise agreement with the City of New York on December 20, 1993, whereby the Company was granted a nonexclusive franchise to install, operate, repair, maintain and replace cable, wire, fiber or other transmission medium and the related equipment and facilities on, over and under the property of the City of New York. In exchange, the Company is obligated to pay franchise fees commencing on the completion date of the initial backbone of the fiber optic cable network through December 20, 2008. In connection with the agreement, among other requirements, the Company maintains a performance bond in the amount of approximately $1,750,000 and has provided the City with a $500,000 letter of credit as a security fund.

    Franchise fees are based on a percentage of the Company's gross sales: 10% for the first and second years, 6% for the third year and 5% for the fourth and each year thereafter. However, during each year of the term, the franchise fee shall be no less than $200,000.

    Franchise fees charged to operations in connection with this agreement amounted to $200,000 in both 1996 and 1995 ($100,000 for the six months ending June 30, 1996 and 1997).

b. The Company entered into a license agreement with Jersey City, New Jersey on July 10, 1995, whereby the Company was granted a license to construct a fiber-optic system within Jersey City. The term of this agreement continues until written notice of termination is given by either party.

c. The Company entered into a conduit occupancy agreement with New York Telephone Company in May 1993, whereby the Company was granted a right to place and maintain cable facilities in the conduit system of New York Telephone Company. The term of this agreement is for one year from the date of the agreement and thereafter until three months after written notice of termination is given by either party.

    The Company also has the right to place and maintain cable facilities in the conduit system of Empire City Subway Company, Ltd., by virtue of the franchise agreement with the city of New York.

    Occupancy fees charged to operations in connection with this agreement were approximately $152,000 for the year ending December 31, 1996.

d. The Company leases its office facility under an operating lease expiring on March 31, 2010.

    Rent expense charged to operations was approximately $158,000 and $148,000 for the years ending December 31, 1996 and 1995.

e. On June 1, 1995, the Company entered into two lease agreements with the Port Authority of New York and New Jersey, whereby the Company was granted a nonexclusive right to lease two ducts in the North and South tubes of the Holland Tunnel to install, maintain, operate and provide telecommunications equipment for its customers. The term of these agreements is for ten years through June 1, 2005.

    Lease expense charged to operations in connection with these leases was approximately $107,000 and $63,000 for the years ending December 31, 1996 and 1995.

f. On August 11, 1995, the Company entered into a service agreement with an unrelated party, for the maintenance of the Company's telecommunication equipment located in Jersey City. The term of

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                (INFORMATION AS OF JUNE 30, 1997 AND EACH OF THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

12. COMMITMENTS AND CONTINGENCIES (CONTINUED) this agreement is for one year with an option to renew this agreement annually for up to five consecutive one year renewal terms.

g. Approximate minimum annual franchise, license, lease and service fees and conduit payments under the aforementioned agreements are as follows:

For the year ended December 31:
1997.................................               $   644,500
1998.................................                   644,500
1999.................................                   644,500
2000.................................                   635,500
2001.................................                   464,500
Thereafter...........................                 3,352,500
                                                    -----------
                                                    $ 6,386,000
                                                    -----------
                                                    -----------

h. A former investment advisor to the Company has made a claim in the amount of $305,731 pursuant to an agreement made on June 27, 1995, for the payment of certain fees and expenses. The Company has rejected the claim based on the failure of the investment advisor to properly perform its services and fiduciary duties. Accordingly, the Company has not made provision in the consolidated financial statements for this claim.

i. On or about April 18, 1997, Howard Katz, Realprop Capital Corp. and Evelyn Katz commenced an action against, among others, the Company, Stephen A. Garofalo, Peter Sahagen and Peter Silverman in the United States District Court for the Southern District Court of New York captioned KATZ, ET AL. v. NATIONAL FIBER NETWORK, INC., ET AL., No. 97 Civ. 2764 (JGK) (the "Katz Litigation"). (National Fiber Network, Inc. is the former name of the Company). On May 28, 1997, the plaintiffs filed an amended complaint and on September 15, 1997 the plaintiffs filed a second amended complaint. The amended complaint alleges causes of action for, among other things, common law fraud, violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, breach of fiduciary duty and negligent misrepresentation for alleged misrepresentations and omissions made in connection with the repurchase of the Katz Securities (as defined below under "Certain Relationships and Related Transactions"). The amended complaint also contains allegations of corporate waste against the Company and Mr. Garofalo. Plaintiffs seek, among other things, compensatory damages of not less than $12 million, punitive damages in the amount of $100 million and, in the alternative, rescission of the purchase by the Company of the Common Stock and Warrants. On June 11, 1997, various defendants, including the Company and Stephen A. Garofalo moved to dismiss the amended complaint. The Company intends to vigorously defend itself against these allegations based on its belief that MFN acted appropriately in connection with the matters at issue in this litigation. No assurance can be made, though, that the Company will not determine that the advantages of entering into a settlement outweigh the risks and expense of protracted litigation or that ultimately the Company will be successful in its defense of the allegations. If the Company is unsuccessful in its defense of the allegations, an award of the magnitude being sought by the plaintiffs in the Katz litigation would have a material adverse effect on the Company's financial condition or results of operations.

   METROMEDIA FIBER NETWORK, INC. (FORMERLY NATIONAL FIBER NETWORK, INC.) AND
                                   SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                (INFORMATION AS OF JUNE 30, 1997 AND EACH OF THE
             SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

12. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    In addition, the Company is subject to various claims and proceedings in the ordinary course of business. Based on information currently available, the Company believes that none of such current claims, or proceedings, individually or in the aggregate, including the Katz Litigation, will have a material adverse effect on the Company's financial condition or results of operations, although there can be no assurances in this regard.

13. METROMEDIA TRANSACTIONS

    Through April 30, 1997, Metromedia loaned the Company an aggregate of $4,000,000. On April 30, 1997, the Metromedia Loan was repaid with a portion of the proceeds from the Metromedia Investment. The Metromedia Loan bore interest at the prime rate announced by The Chase Manhattan Bank and was convertible into Common Stock based on a formula if the principle and interest was not repaid in full by August 31, 1997.

    A portion of the proceeds from the Metromedia Loan were used to fund an escrow account which repurchased on behalf of the Company, 588,470 shares of Common Stock and warrants to purchase 207,883 shares of Common Stock. Pursuant to an escrow arrangement, such securities were pledged to Metromedia as security for the Loan.

    On April 30, 1997, the Company sold an aggregate of 8,403.325 shares of series B convertible preferred stock to Metromedia and affiliates, for an aggregate purchase price of $32.5 million, (the "Metromedia Investment").

    The proceeds from the Metromedia Investment were used to redeem the Series A Preferred Stock and Contingent Warrants ($2,115,000), repay the Metromedia Loan and accrued interest thereon ($4,058,127), and repay other short-term indebtedness ($3,485,000). Upon repayment of the Metromedia Loan, the repurchased shares were released from escrow and delivered to the Company.

                                    GLOSSARY

Access Charge:...............................  The fees paid by long distance carriers to
                                               LECs for originating and terminating long
                                               distance calls on the LECs' local networks.

Analog Transmission:.........................  A way of sending voice, video and data signals electronically in which the
                                               transmitted signal is analogous to the
                                               original signal.

ATM (Asynchronous Transfer Mode):............  An information transfer standard that is one of a general class of packet technologies
                                               that relay traffic by way of an address
                                               contained within the first five bytes of a
                                               standard fifty-three-byte-long packet or
                                               cell. The ATM format can be used by many
                                               different information systems, including
                                               local area networks to deliver traffic at
                                               varying rates, permitting a mix of voice,
                                               data and video (multimedia).

Backbone:....................................  The backbone is the part of the telecommunications network which carries the
                                               most traffic. It is the through-portion of a
                                               transmission network, as opposed to spurs
                                               which branch off the though-potions.

Bandwidth:...................................  The range of analog frequencies or digital signals that can be passed through a
                                               transmission medium, such as fiber optic
                                               cable. The greater the bandwidth, the greater
                                               the information carrying capacity. Bandwidth
                                               is measured in Hertz (analog) or Bits Per
                                               Second (digital).

Bit:.........................................  A contraction of the term Binary Digit, it is the basic unit in data communications. Bits
                                               are typically represented by ones or zeros.

Capacity:....................................  The information carrying ability of a telecommunications facility.

Central Office:..............................  Telephone company facility where subscribers'
                                               lines are joined to switching equipment for
                                               connecting other subscribers to each other,
                                               locally and long distance.

Channel:.....................................  A path of communication either electrical or electromagnetic, between two or more points.
                                               Also called a circuit, facility, line, link,
                                               or path.

CLEC (Competitive Local Exchange Carrier):...  A company that competes with local exchange carriers in the local services market.

Coaxial Cable:...............................  A cable composed of an insulated central conducting wire wrapped in another
                                               cylindrical conducting wire. It is typically
                                               used to carry high-speed data.

Collocation:.................................  Collocation refers to the physical location of a telecommunication carrier's switch in
                                               the ILECs premises to facilitate the
                                               interconnection of their respective switching
                                               equipment.

Common Carrier:..............................  A government defined group of private companies offering telecommunications
                                               services or facilities to the general public
                                               on a non-discriminatory basis.

Conduit:.....................................  A pipe, usually made of metal, ceramic or plastic, that protects buried cables.

Dark Fiber:..................................  Fiber optic cable without any of the electronic or optronic equipment necessary to
                                               use the fiber for transmission.

Digital:.....................................  Describes a method of storing, processing and transmitting information through the use of
                                               distinct electronic or optical pulses that
                                               represent the binary digits 0 and 1. Digital
                                               transmission/switching technologies employ a
                                               sequence of discrete, distinct pulses to
                                               represent information, as opposed to the
                                               continuously variable analog signal.

DS-3:........................................  DS is the standard telecommunications industry designation of a hierarchy of
                                               digital signal speeds used to classify
                                               capacities of lines and trunks. DS-3 service
                                               has a bit rate of approximately 45 megabits
                                               per second and can transmit roughly 672
                                               simultaneous voice conversations.

FCC (Federal Communications                    Regulatory body established pursuant to the
  Commission):...............................  Communications Act of 1934; it has the
                                               authority to regulate all interstate
                                               communications originating in the United
                                               States.

Fiber Miles..................................  The number of strands of fiber in a length of fiber optic cable multiplied by the length of
                                               the cable in miles.

Fiber Optics:................................  A technology in which light is used to transport information from one point to
                                               another. Fiber optic cables are thin
                                               filaments of glass through which light beams
                                               are transmitted over long distances carrying
                                               enormous amounts of data. Modulating light on
                                               thin strands of glass produces major benefits
                                               in high-bandwidth, relatively low cost, low
                                               power consumption, small space needs, total
                                               insensitivity to electromagnetic interference
                                               and great insensitivity to being bugged.

Frame Relay..................................  A high-speed, data-packet switching service used to transmit data between computers.
                                               Frame Relay supports data units of variable
                                               lengths at access speeds ranging from 56
                                               kilobits per second to 1.5 megabits per
                                               second. This service is well-suited for
                                               connecting local area networks, but is not
                                               presently well-suited for voice and video
                                               applications due to the variable delays which
                                               can occur. Frame Relay was designed to
                                               operate at high speeds on modern fiber optic
                                               networks.

ILEC (Incumbent Local Exchange Carrier):.....  A company historically providing local telephone service. Often refers to one of the
                                               Regional Bell Operating Companies (RBOCs).
                                               Often referred to as "LEC" (Local Exchange
                                               Carrier).

ISP (Internet Service Provider):.............  A vendor who provides direct access to the
                                               Internet. The ISP also usually provides a
                                               core group of Internet utilities and services
                                               like E-mail and News Group Readers.

IXC (Interexchange Carrier):.................  Literally, a company providing services which cross local exchange boundaries. Refers to
                                               long distance providers.

LAN (Local Area Network):....................  A short distance data communications network
                                               (typically within a building or campus) used
                                               to link together computers and peripheral
                                               devices (such as printers) under some form of
                                               standard control.

Lit Fiber:...................................  Fiber activated or equipped with the requisite electronic and optronic equipment
                                               necessary to use the fiber for transmission.

Metered Telecommunications Service:..........  Service provided by phone companies where charges are levied based on use, as opposed
                                               to unmetered service, where charges are
                                               levied according to a flat, fixed rate.

OC-3, OC-12, OC-48 and OC-192:...............  OC, or Optical Carrier, is a measure of a
                                               SONET transmission optical carrier level. The
                                               number following the OC designation is equal
                                               to the corresponding number of DS-3s. (e.g.
                                               OC-192 is equal to 192 DS-3s).

POP (Point of Presence):.....................  The place where an IXC terminates an end user's long distance lines just before those
                                               lines are connected to the end user's local
                                               phone company's lines or the end-user's own
                                               direct hookup.

Private Line:................................  A direct channel specifically dedicated to a customer's use between specified points.

RBOCs (Regional Bell Operating Companies):...  The seven local telephone companies (formerly part of AT&T) established as a result of the
                                               AT&T Divestiture Decree.

Regeneration/Amplifier:......................  Devices which automatically re-transmit or boost signals on an out-bound circuit.

Route Miles..................................  The number of miles spanned by fiber optic cable calculated without including physically
                                               overlapping segments of cable.

SONET (Synchronous Optical Network):.........  An electronics and network architecture for variable bandwidth products which enables
                                               transmission of voice, data and video
                                               (multimedia) at very high speeds. SONET ring
                                               architecture provides for virtually
                                               instantaneous restoration of service in the
                                               event of a fiber cut by automatically
                                               rerouting traffic in the opposite direction
                                               around the ring.

Switch:......................................  A device which opens or closes circuits, completes or breaks an electrical path, or
                                               selects paths or circuits. Switching is the
                                               process of interconnecting circuits to form a
                                               transmission path between users. It also
                                               captures information for billing purposes.

Tier I.......................................  The top 15 cities in the United States based on population.

Unbundled....................................  Services, programs, software and training sold separately from the hardware.

Video Services...............................  The provision of video over a channel. Akin to voice dial tone.

Wireless.....................................  A communications system that operates without wires. Cellular service is an example.

NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                ---------
Prospectus Summary............................          3
Risk Factors..................................          9
Use of Proceeds...............................         21
Dividend Policy...............................         21
Dilution......................................         22
Capitalization................................         23
Selected Consolidated Financial and Operating
  Data........................................         24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................         26
Business......................................         30
Management....................................         47
Principal Stockholders........................         57
Certain Relationships and Related
  Transactions................................         58
Description of Capital Stock..................         62
Shares Eligible for Future Sale...............         71
Underwriting..................................         73
Certain Federal Tax Consequences..............         76
Legal Matters.................................         78
Experts.......................................         79
Additional Information........................         79
Index to Consolidated Financial Statements....        F-1
Glossary......................................        G-1

                            ------------------------

UNTIL          , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS OR WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

6,600,000 SHARES

METROMEDIA FIBER
NETWORK, INC.

CLASS A COMMON STOCK
($.01 PAR VALUE)

                                     [LOGO]

SALOMON BROTHERS INC

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

DEUTSCHE MORGAN GRENFELL

PROSPECTUS

DATED        , 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                              ALTERNATE PAGE



                             SUBJECT TO COMPLETION


                             DATED OCTOBER 7, 1997


PROSPECTUS

                                                                 [LOGO]
6,600,000 SHARES
METROMEDIA FIBER NETWORK, INC.

CLASS A COMMON STOCK
($.01 PAR VALUE)

All of the shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock") offered hereby are being sold by Metromedia Fiber Network, Inc. ("MFN" or the "Company"). Of the 6,600,000 shares of Class A Common Stock offered hereby, 990,000 shares of Class A Common Stock are being offered by the International Underwriters (as defined herein) outside the United States and Canada (the "International Offering") and 5,610,000 shares of Class A Common Stock are being offered by the U.S. Underwriters (as defined herein) in a concurrent offering in the United States and Canada (the "U.S. Offering" and, together with the International Offering, the "Offerings"), subject to transfers between the International Underwriters and the U.S. Underwriters (collectively, the "Underwriters"). The initial public offering price and the aggregate underwriting discount per share will be identical for the Offerings. See "Underwriting." The closing of the International Offering and the U.S. Offering are conditioned upon each other. Each share of Class A Common Stock entitles its holder to one vote, whereas each share of the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), entitles its holder to ten votes per share. In addition, holders of the Class B Common Stock vote as a separate class to elect at least 75% of the members of the Company's Board of Directors. Metromedia Company and its partners beneficially own all of the outstanding shares of Class B Common Stock.

Prior to the Offerings, there has been no public market for the Class A Common Stock. It is currently anticipated that the initial public offering price will be between $14.00 and $16.00 per share of Class A Common Stock. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Class A Common Stock has been approved for quotation and trading on the Nasdaq National Market under the symbol "MFNX".

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    PRICE TO              UNDERWRITING          PROCEEDS TO
                                    PUBLIC                DISCOUNT              COMPANY(1)
Per Share.........................  $                     $                     $
Total(2)..........................  $                     $                     $

(1) Before deducting offering expenses payable by the Company, estimated at $1,000,000.
(2) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 990,000 additional shares of Class A Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Company
    will be $         , $         and $         , respectively. See
    "Underwriting."

The shares of Class A Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Class A Common Stock offered hereby will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository
Trust Company, on or about         , 1997.

SALOMON BROTHERS INTERNATIONAL LIMITED
                          DONALDSON, LUFKIN & JENRETTE
                                   SECURITIES
                      CORPORATION
                                                        DEUTSCHE MORGAN GRENFELL

The date of this Prospectus is             , 1997.

                                                                 ALTERNATE PAGE


                                  UNDERWRITING



    Subject to the terms and conditions set forth in an underwriting agreement among the Company and the International Underwriters (the "International Underwriting Agreement"), the Company has agreed to sell to each of the International Underwriters named below (the "International Underwriters"), and each of the International Underwriters, for whom Salomon Brothers International Limited, Donaldson, Lufkin & Jenrette Securities Corporation and Morgan Grenfell & Co., Limited are acting as the International representatives (the "International Representatives"), has severally agreed to purchase from the Company the number of shares of Class A Common Stock set forth opposite its name below.



                                                                                   NUMBER
  INTERNATIONAL UNDERWRITERS                                                      OF SHARES
------------------------------------------------------------------------------  -------------
Salomon Brothers International Limited........................................
Donaldson, Lufkin & Jenrette Securities Corporation...........................
Morgan Grenfell & Co., Limited................................................

                                                                                -------------
  Total.......................................................................        990,000
                                                                                -------------
                                                                                -------------


    The Company has been advised by the International Representatives that the several International Underwriters initially propose to offer such shares of Class A Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $   per share of Class A Common Stock. The
International Underwriters may allow, and such dealers may re-allow, a
concession not in excess of $   per share of Class A Common Stock to other
dealers. After the Offerings, the public offering price and such concessions may be changed.

    The Company has granted to the International Underwriters and certain underwriters in the United States and Canada (the "U.S. Underwriters" and, collectively with the International Underwriters, the "Underwriters") an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 990,000 additional shares of Class A Common Stock from the Company at the price to public less the underwriting discount, solely to cover over-allotments. To the extent that the International Underwriters and the U.S. Underwriters exercise such option, each of the International Underwriters and the U.S. Underwriters, as the case may be, will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such International Underwriter's or U.S. Underwriter's initial commitment.

    The Company has entered into a U.S. Underwriting Agreement with the U.S. Underwriters named therein, for whom Salomon Brothers Inc, Donaldson, Lufkin & Jenrette Securities Corporation and Deutsche Morgan Grenfell Inc. are acting as the representatives (the "U.S. Representatives" and, together with the International Representatives, the "Representatives"), providing for the concurrent offer and sale of 5,610,000 shares of Class A Common Stock (in addition to the shares covered by the

                                                                 ALTERNATE PAGE


over-allotment options described above) in the United States and Canada. Both the International Underwriting Agreement and the U.S. Underwriting Agreement provide that the obligations of the International Underwriters and the U.S. Underwriters are such that if any of the shares of Class A Common Stock are purchased by the International Underwriters pursuant to the International Underwriting Agreement, or by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement, all the shares of Class A Common Stock agreed to be purchased by either the International Underwriters or the U.S. Underwriters, as the case may be, pursuant to their respective agreements must be so purchased. The price to public and underwriting discount per share of Class A Common Stock for the International Offering and the U.S. Offering will be identical. The closing of the U.S. Offering is a condition to the closing of the International Offering and the closing of the International Offering is a condition to the closing of the U.S. Offering.


    Each International Underwriter has severally agreed that, as part of the distribution of the 990,000 shares of Class A Common Stock offered by the International Underwriters, (i) it is not purchasing any shares of Class A Common Stock for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any Prospectus relating to the International Offering to any person in the United States or Canada or to any United States or Canadian Person. Each U.S. Underwriter has severally agreed that, as part of the distribution of the 5,610,000 shares of Class A Common Stock offered by the U.S. Underwriters, (i) it is not purchasing any shares of Class A Common Stock for the account of anyone other than a United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute this Prospectus to any person outside of the United States or Canada or to anyone other than a United States or Canadian Person.

    The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. "United States or Canadian Person" means any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or of any political subdivision thereof, and any estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than the foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

    Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the International Underwriters and the U.S. Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares of Class A Common Stock so sold shall be the public offering price, less an amount not greater than the concession to securities dealers. To the extent that there are sales between the International Underwriters and the U.S. Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares of Class A Common Stock initially available for sale by the International Underwriters or by the U.S. Underwriters may be more or less than the amount specified on the cover page of this Prospectus.

    Any offer of the shares of Class A Common Stock in Canada will be made only pursuant to an exemption from the registration and qualification requirements in any jurisdiction in Canada in which such offer is made.

    The International Underwriting Agreement and the U.S. Underwriting Agreement provide that the Company will indemnify the International Underwriters and the U.S. Underwriters against certain liabilities and expenses, including liabilities under the Securities Act, or contribute to payments the International Underwriters and the U.S. Underwriters may be required to make in respect thereof.

    The Company, and each of its directors and officers and certain other stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or announce the offering of any shares of Class A Common Stock, including any such shares beneficially or indirectly owned or

                                                               ALTERNATE PAGE


controlled by the Company, or any securities convertible into, or exchangeable or exercisable for, shares of Class A Common Stock, for 180 days from the date of this Prospectus, without the prior written consent of Salomon Brothers Inc, except for (i) shares issued in connection with any employee benefit or incentive plans of the Company existing on the date of this Prospectus, (ii) shares issued in respect of obligations existing before the date of this Prospectus and (iii) shares in connection with the Offerings.


    At the Company's request, the Underwriters have reserved up to 330,000 shares of Class A Common Stock (the "Directed Shares") for sale at the public offering price to persons who are directors, officers or employees of, or otherwise associated with, the Company and its affiliates and who have advised the Company of their desire to purchase such shares of Class A Common Stock. The number of shares of Class A Common Stock available for sale to the general public will be reduced to the extent of sales of Directed Shares to any of the persons for whom they have been reserved. Any shares of Class A Common Stock not so purchased will be offered by the Underwriters on the same basis as all other shares of Class A Common Stock offered hereby.

    Certain persons engaged in the distribution of the shares of Class A Common Stock may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares of Class A Common Stock in the open market after the distributions has been completed in order to cover syndicate short positions. Penalty bids permit an underwriter to reclaim a selling concession from a syndicate member when the shares of Class A Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Underwriters and prospective underwriters intend to engage in passive market making in accordance with Rule 103 under the Exchange Act, which, in general, permits entities which are Nasdaq market makers to continue to maintain bids for the shares of Class A Common Stock so long as certain price and daily quantity limits are observed. Such stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may cause the price of the Class A Common Stock to be higher than it would otherwise be in the absence of such transactions.

    Prior to the Offerings, there has been no public market for the Class A Common Stock. The initial public offering price was determined by negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price were the information set forth in this Prospectus and otherwise available to the Representatives, the history of and future prospects for the industry in which the Company competes, the ability of the Company's management, the general conditions of the securities market at the time of the Offerings and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. There can be no assurance that the price at which the shares of Class A Common Stock will sell in the public market after the Offerings will not be lower than the price at which they are sold in the Offerings by the Underwriters.

    The International Underwriters and the U.S. Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


    The Class A Common Stock has been approved for quotation and trading on the Nasdaq National Market under the symbol "MFNX".

                                                                  ALTERNATE PAGE

NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                ---------
Prospectus Summary............................          3
Risk Factors..................................          9
Use of Proceeds...............................         21
Dividend Policy...............................         21
Dilution......................................         22
Capitalization................................         23
Selected Consolidated Financial and Operating
  Data........................................         24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................         26
Business......................................         30
Management....................................         47
Principal Stockholders........................         57
Certain Relationships and Related
  Transactions................................         58
Description of Capital Stock..................         62
Shares Eligible for Future Sale...............         71
Underwriting..................................         73
Certain Federal Tax Consequences..............         76
Legal Matters.................................         78
Experts.......................................         79
Additional Information........................         79
Index to Consolidated Financial Statements....        F-1
Glossary......................................        G-1

                            ------------------------

UNTIL          , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS OR WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

6,600,000 SHARES

METROMEDIA FIBER
NETWORK, INC.

CLASS A COMMON STOCK
($.01 PAR VALUE)

                                     [LOGO]

SALOMON BROTHERS
INTERNATIONAL LIMITED

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

DEUTSCHE MORGAN GRENFELL

PROSPECTUS

DATED        , 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth all expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities registered hereby. All the amounts shown are estimates, except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee. All of the following fees and expenses will be paid by the Company.

Securities and Exchange Commission registration fee............................  $   34,849
NASD filing fee................................................................      12,000
Nasdaq National Market listing fee.............................................      50,000
Printing and engraving expenses................................................     250,000
Legal fees and expenses........................................................     400,000
Accounting fees and expenses...................................................     200,000
Blue Sky fees and expenses (including counsel fees and expenses)...............      25,000
Transfer Agent and Registrar fees and expenses.................................      25,000
Miscellaneous..................................................................       3,151
                                                                                 ----------
    Total......................................................................  $1,000,000
                                                                                 ----------
                                                                                 ----------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

    Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

    Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

    Section 102(b)(7) of the General Corporation Law provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for breach of a director's fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a Stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. The Company's Charter contains such a provision.

    The Company's Charter further provides that the Company shall indemnify its officers and directors and, to the extent authorized by the Board, employees and agents of the Company, to the fullest extent permitted by and in the manner permissible under the laws of the State of Delaware.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    During the past three years, the Company has issued the following securities, none of which have been registered under the Securities Act.

    As of December 31, 1995, the Company owed its majority shareholder $896,979. Pursuant to an agreement dated May 21, 1996, the Company issued 152,100 shares of its Class A Common Stock to the majority shareholder in consideration for the cancellation of a portion of the outstanding balance.

    The Company engaged the services of an electrical contractor controlled by the Company's majority shareholder in connection with the construction of the fiber optic network. As of December 31, 1995, the entire $692,887 was owed to this related company. In May 1996, the Company and the assignee of this related party entered into an agreement whereby the full amount of this indebtedness was satisfied by the issuance of 456,300 shares of the Company's Class A Common Stock.

    On May 1, 1995, the Company issued Option Warrants to Realprop for 207,883 shares of Class A Common Stock at $.01 per share, exercisable prior to February 1, 1999. The warrants were redeemed by the Company as part of the Katz Securities.

    On March 16, 1995, the Company entered into the Rubin Loan Agreement with one of the Company's directors for $500,000 bearing interest at 10% per annum due on March 16, 1996. As an inducement for entering into this loan agreement, the Company issued to the director 155,994 shares of Class A Common Stock.

    On April 18, 1995, the Company entered into a loan agreement with a customer for $500,000 bearing interest at 11% per annum, originally due 120 days from the date of this loan. Pursuant to a supplemental agreement dated January 12, 1996, the parties agreed to extend the maturity date of this loan to November 18, 1996. Pursuant to a second supplemental agreement dated March 1997, the parties agreed to extend the maturity date to June 30, 1997. On February 16, 1995, the Company issued to this party a warrant entitling the holder to purchase a total of 669,167 shares of the Company's Class A Common Stock. This warrant was cancelled and replaced by a new warrant issued on February 13, 1997 for 456,300 nonassessable shares of Class A Common Stock at a purchase price of $4.85 per share. The new warrant expires on February 13, 2000.

    On April 16, 1996, the Company entered into an agreement with US ONE for the lease of exclusive usage rights for 8 to 12 fibers on the Company's fiber optic transmission network. On April 30, 1997, the Company amended this agreement. Concurrent with the execution of the original lease agreement, the

Company and US ONE entered into a bridge financing agreement. Concurrent with the execution of the aforementioned lease and bridge financing agreements, the Company entered into a letter agreement with US ONE providing for the sale of a warrant to purchase Class A Common Stock of the Company. Under this agreement, the warrant is exercisable for a number of shares to be determined at the Company's discretion subject to a minimum number of 76,050 shares and a maximum number of 456,300 shares. The per share exercise price is to be determined pursuant to a formula, but in no event shall the aggregate purchase price exceed $1,250,000.

    On September 24, 1996, the Company entered into a loan agreement with Sterling Capital, LLC ("Sterling") for $550,000. As an incentive for the loan, MFN issued to Sterling warrants to purchase 94,302 shares of Class A Common Stock at an exercise price of the lesser of $5.92 per share, the price at which the Company shall issue its securities in the future less $5.92, or one half the price at which the Class A Common Stock of the Company is offered in an initial public offering. The warrants can be exercised at the later of (i) the third anniversary or (ii) twelve months and 90 days after the Company has completed a public offering.

    On February 13, 1996, the Company entered into an investment agreement with an individual, Patrice Knobel (the "Investor"), pursuant to which the Company borrowed $1,000,000 in consideration for the issuance of 12% senior subordinated promissory notes maturing on November 1, 1996. The notes were convertible at a price of $2.62 per unit for each $1,000 of principal outstanding. Each unit consists of the following: (i) .507 shares of Class A Common Stock, and (ii) one warrant to purchase one share of Class A Common Stock at $5.27 per share. As an inducement for entering into the investment agreement, the Company issued to the investor the following: (i) 381,087 paid shares of Class A Common Stock, and
(ii) a warrant to purchase 381,087 shares of Class A Common Stock at $5.27 per share, exercisable for a five year period beginning August 15, 1997 and ending August 15, 2002. On March 19, 1996, a supplemental investment agreement was executed with the same investor providing for an additional advance of $500,000 with the same maturity date, interest rate, conversion rights, and guaranty features as the initial $1,000,000 investment. This advance was subsequently repaid, along with interest on April 16, 1996. In connection with this supplemental agreement, the Company issued a warrant to purchase 190,543 shares of Class A Common Stock at $5.27 per share, exercisable for a five year period beginning on August 15, 1997 and expiring August 15, 2002. The Company also issued a warrant to purchase an additional 190,543 shares at $.006 per share (the "Penny Warrants"), exercisable for a period beginning August 15, 1997 and expiring August 15, 2002. On April 11, 1996, a memorandum of understanding was entered into between the parties pursuant to which the warrants issued on February 13, 1996 to purchase 381,087 shares at $5.27 per share and the warrants issued on March 19, 1996 to purchase 190,543 shares at $5.27 per share were surrendered by the investor to the Company in consideration for the issuance of 228,150 shares of the Company's Class A Common Stock. In April and July 1996, the investor purchased 152,100 and 38,443 shares of Class A Common Stock, respectively, at $.006 per share in connection with an exercise of the Penny Warrants. The Company granted the investor the right to exercise prior to the stated exercise period. Further, in accordance with the investment agreement an additional 38,025 shares of Class A Common Stock was issued to the investor in compliance with the anti-dilutive requirements in the agreement.

    In August 1995, the Company initiated a $600,000 private offering of subordinated notes. Those notes were scheduled to mature in March 1996 and bear interest at an annual rate of 15%, payable quarterly in arrears. Concurrent with the issuance of these notes, warrants were issued by the Company to the noteholders which were exercisable for common shares of the Company in an amount equal to 0.7% of the outstanding shares of Class A Common Stock immediately following an initial public offering of the Company's Class A Common Stock, at an exercise price equal to 60% of the initial public offering price. These warrants are exercisable over a three-year period beginning on the effective date of such initial public offering. In April 1996, the Company offered the warrant holders fully paid shares of Class A Common Stock equal to 0.7% of the Class A Common Stock then issued and outstanding, in exchange for the surrender and cancellation of the outstanding warrants, and in consideration for the extension of the maturity date of the notes through June 30, 1996. All of the warrant holders accepted this offer and accordingly, the Company issued a total of 59,359 shares of the Company's Class A Common Stock.

    In October 1995, the Company initiated a private offering of $858,000 of convertible subordinated notes. Through December, 1995, $783,000 of convertible notes were sold pursuant to this offering, and an additional $75,000 of notes were sold during January and February of 1996. These notes were scheduled to mature during the period October 1996 through February 1997 and bear interest at an annual rate of 15%, payable at maturity. The notes are convertible, at the Company's option, at any time into shares of Class A Common Stock at a rate of
1.521 shares of Class A Common Stock per $1,000 of note principal, at a conversion price equal to 60% of the per share price of an initial public offering of the Company's Class A Common Stock. Concurrently with the issuance of these notes, warrants were issued by the Company to the noteholders which are exercisable at a rate of 15,210 shares of Class A Common Stock per $100,000 of note principal. Such warrants, entitling the holders to purchase an aggregate of 130,502 shares, are exercisable at a price equal to 50% of the per share price of an initial pubic offering of Class A Common Stock over a three-year period beginning on the effective date of such public offering.

    In December 1996, the Company offered the private placement noteholders Common Stock purchase warrants to purchase 107,078 shares of its Class A Common Stock exercisable at one half of the price for which shares are sold in an initial public offering for a period of three years following such offering in exchange for the extension of the due dates of the notes. All of the noteholders accepted this offer.


    In March 1997, the Company issued purchase warrants to private placement noteholders to purchase 57,682 shares of common stock exercisable at one half of the price for which shares are sold in an initial public offering for a period of three years following such offering in exchange for the extension of the due dates of the notes.


    On January 12, 1996, the Company entered into an agreement with its then legal counsel which called for the issuance by the Company of Class A Common Stock as additional consideration for legal services provided. Pursuant to this agreement, and a subsequent amendment dated April 16, 1996, the Company issued a total of 491,105 shares during March and April of 1996.

    In June 1996, the Company sold a total of 38,025 shares of Class A Common Stock to two individuals for total proceeds of $100,000. Concurrent with the issuance of these shares, warrants were issued by the Company to these shareholders entitling the holders to purchase a total of 38,025 shares at $2.62 per share for a three year period. In the event of an initial public offering of the Company's Class A Common Stock during the exercise period, the exercise price will be reduced to the lesser of $2.62 or 50% of the per share price of the initial public offering.

    In July 1996, the Company issued 12,168 shares of Class A Common Stock as consideration for consulting services. In addition, the Company issued 150,579 shares to three employees for services rendered. The transaction was later rescinded and the shares were returned to the Company.

    In August 1996, the Company issued 182,520 shares of Class A Common Stock for consulting services to Marc Pelson.

    In September 1996, the Company sold 10,935 shares of Class A Common Stock to three individuals for total proceeds of $23,500.

    On April 15, 1996, the Company entered into a stock purchase agreement with VCNY. Pursuant to this agreement, the Company issued 1,521,000 shares of Class A Common Stock to VCNY as consideration for services provided by VCNY.

    In June 1996, the Company granted 152,100 Class A Common Stock purchase warrants to the Company's legal counsel exercisable at $.07 per share for a period of four years as additional consideration for legal services provided. This warrant was exercised in January 1997.


    On December 13, 1996, the Company issued and sold to Penny Lane Partners, L.P. ("Penny Lane"), for aggregate cash consideration of $2,025,000, (i) 150,000 shares of 10% cumulative convertible preferred Stock (the "Series A Preferred Stock") bearing dividends at a rate of $1.35 per share per annum, (ii) warrants to purchase 114,075 shares of Class A Common stock at an exercise price of $4.93 per share (the "Penny Lane Warrants") and (iii) a contingent Stock subscription warrant to purchase a number of shares of Class A Common Stock (such number to be determined based on certain future events) at an exercise price of $.02 per share (the "Contingent Warrants"), In March 1997, Penny Lane agreed to permit the Series A Preferred Stock and the Contingent Warrants to be redeemed at an aggregate redemption price of $2,115,000 (which includes accrued but unpaid dividends on the Series A Preferred Stock) and in connection therewith the number of Penny Lane Warrants was increased from 114,075 to 228,150.

    Through April 30, 1997, Metromedia loaned the Company an aggregate of $4,000,000. The Metromedia Loan bore interest at the prime rate announced by The Chase Manhattan Bank and was convertible into Class A Common Stock based on a formula if the principal and interest was not repaid in full by August 31, 1997. On April 30, 1997, the Metromedia Loan was repaid with a portion of the proceeds from the Metromedia Investment.


    On April 30, 1997, the Company sold an aggregate of 8,403.325 shares of Series B Preferred Stock to Metromedia and certain of its affiliates, for an aggregate price of $32.5 million. The shares of Series B Preferred Stock were exchanged for shares of Class B Common Stock in the Series B Reclassification.


    Each of the foregoing transactions was effected without registration under the Securities Act in reliance on the exemption from registration provided pursuant to Section 4(2) and Regulation D promulgated thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.


 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------

 1.1*      Form of Underwriting Agreement.

 3.1*      Amended and Restated Certificate of Incorporation of Metromedia Fiber Network, Inc.

 3.2*      Amended and Restated Bylaws of Metromedia Fiber Network, Inc.

 4.1*      Specimen Class A Common Stock Certificate of Metromedia Fiber Network,

 5.1*      Opinion of Paul, Weiss, Rifkind, Wharton & Garrison.

10.1*      Metromedia Fiber Network, Inc. 1997 Incentive Stock Plan.

10.2*      Employment Agreement by and between National Fiber Network, Inc. and Stephen A. Garofalo, dated as of
           February 26, 1997.

10.3*      Employment Agreement by and between National Fiber Network, Inc. and Howard Finkelstein, dated as of
           April 30, 1997.

10.4*      Agreement made as of April 30, 1997, as amended by a Modification Agreement made as of October   , 1997
           by and among Metromedia Company, Stuart Subotnick, Arnold Wadler, Silvia Kessel, Stephen A. Garofalo
           and National Fiber Network, Inc.

10.5**     Franchise Agreement between The City of New York and National Fiber Network, Inc., dated as of December
           20, 1993.

10.6**     Conduit Occupancy Agreement by and between New York Telephone Company and National Fiber Network, Inc.,
           dated as of May 1993.

10.7*      Consulting Agreement between National Fiber Network and Realprop Capital Corporation, dated as of
           February 1, 1996.

10.8**     Letter Agreement from National Fiber Network, Inc. to Peter Sahagen dated February 11, 1997.

10.9**     Office Lease by and between National Fiber Network, Inc. and 110 East 42nd Street Associates, dated as of March 19, 1997.

10.10**    Office Lease by and between National Fiber Network, Inc. and 110 East 42nd Street, dated as of June
           1997.

10.11**    Trademark License Agreement by and between Metromedia Company and Metromedia Fiber Network, Inc., dated as of August 14, 1997.

10.12*     Fiber Optic Use Agreement between National Fiber Network, Inc. and a CLEC to be disclosed later, dated as of June 3, 1997.

10.13*     Amended and Restated Agreement for the Provision of a Fiber Optic Transmission Network dated as of the
           Effective Date by and between US ONE Communications of New York, Inc. and National Fiber Network, Inc.

11.1**     Statement Re Computation of Per Share Earnings.

21.1*      List of Subsidiaries of Metromedia Fiber Network, Inc.

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
23.1*      Consent of Paul, Weiss, Rifkind, Wharton & Garrison (contained in the opinion filed as Exhibit 5.1 hereto).

23.2       Consent of Ernst & Young, LLP

23.3       Consent of M. R. Weiser & Co., LLP

23.4       Consent of Richard A. Eisner & Company, LLP

23.5**     Consent of David Rockefeller.

23.6**     Consent of Leonard White.

24.1**     Power of Attorney from officers and directors (contained on signature page).

27.1       Financial Data Schedule.


------------------------

*   To be filed by amendment.

**  Previously filed.

    (b) Financial Statement Schedules.

                  None.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To provide to the Underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 7, 1997.


                                By:           /s/ STEPHEN A. GAROFALO
                                     -----------------------------------------
                                                Stephen A. Garofalo
                                        CHAIRMAN, CHIEF EXECUTIVE OFFICER &
                                                     SECRETARY

    Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURES                TITLE OR CAPACITIES             DATE
------------------------------  ---------------------------  -------------------
              *                 Chairman of the Board,
------------------------------    Chief Executive Officer      October 7, 1997
     Stephen A. Garofalo          and Secretary

  /s/ HOWARD M. FINKELSTEIN     President, Chief Operating
------------------------------    Officer and Director
    Howard M. Finkelstein                                      October 7, 1997
       Attorney-in-fact

              *                 Chief Financial Officer and
------------------------------    Chief Accounting Officer     October 7, 1997
       Stephen W. Ellis

              *                 Senior Vice President--
------------------------------    Business Development and     October 7, 1997
     Vincent A. Galluccio         Director

              *                 Director
------------------------------                                 October 7, 1997
        John W. Kluge

              *                 Director
------------------------------                                 October 7, 1997
        Silvia Kessel

              *                 Director
------------------------------                                 October 7, 1997
       Stuart Subotnick

              *                 Director
------------------------------                                 October 7, 1997
       Arnold L. Wadler



------------------------

               /s/ HOWARD M. FINKELSTEIN
       -----------------------------------------
                 Howard M. Finkelstein
  *By:              ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


 EXHIBIT
 NUMBER                                             DESCRIPTION
---------  ----------------------------------------------------------------------------------------------
      1.1* Form of Underwriting Agreement.
      3.1* Amended and Restated Certificate of Incorporation of National Fiber Network, Inc.
      3.2* Amended and Restated Bylaws of Metromedia Fiber Network, Inc.
      4.1* Specimen Class A Common Stock Certificate of Metromedia Fiber Network, Inc.
      5.1* Opinion of Paul, Weiss, Rifkind, Wharton & Garrison.
     10.1* Metromedia Fiber Network, Inc. 1997 Incentive Stock Plan.
     10.2* Employment Agreement by and between National Fiber Network, Inc. and Stephen A. Garofalo,
           dated as of February 26, 1997.
     10.3* Employment Agreement by and between National Fiber Network, Inc. and Howard Finkelstein, dated as of April 30, 1997.
     10.4* Agreement made as of April 30, 1997, as amended by a Modification Agreement made as of October
             , 1997 by and among Metromedia Company, Stuart Subotnick, Arnold Wadler, Silvia Kessel,
           Stephen A. Garofalo and National Fiber Network, Inc.
     10.5** Franchise Agreement between The City of New York and National Fiber Network, Inc., dated as of
           December 20, 1993.
     10.6** Conduit Occupancy Agreement by and between New York Telephone Company and National Fiber
           Network, Inc., dated as of May 1993.
     10.7* Consulting Agreement between National Fiber Network and Realprop Capital Corporation, dated as of February 1, 1996.
     10.8** Letter Agreement from National Fiber Network, Inc. to Peter Sahagen dated February 11, 1997.
     10.9** Office Lease by and between National Fiber Network, Inc. and 110 East 42nd Street Associates,
           dated as of March 19, 1997.
     10.10** Office Lease by and between National Fiber Network, Inc. and 110 East 42nd Street, dated as of
           June 1997.
     10.11** Trademark License Agreement by and between Metromedia Company and Metromedia Fiber Network,
           Inc., dated as of August 14, 1997.
     10.12* Fiber Optic Use Agreement between National Fiber Network, Inc. and a CELC to be disclosed later, dated as of June 3, 1997.
     10.13* Amended and Restated Agreement for the Provision of a Fiber Optic Transmission Network dated as of the Effective Date by and between US ONE Communications of New York, Inc. and National
           Fiber Network, Inc.
     11.1** Statement Re Computation of Per Share Earnings.
     21.1* List of Subsidiaries of Metromedia Fiber Network, Inc.
     23.1* Consent of Paul, Weiss, Rifkind, Wharton & Garrison (contained in the opinion filed as Exhibit
           5.1 hereto).
     23.2  Consent of Ernst & Young, LLP
     23.3  Consent of M. R. Weiser & Co., LLP
     23.4  Consent of Richard A. Eisner & Company, LLP
     23.5** Consent of David Rockefeller.
     23.6** Consent of Leonard White.
     24.1** Power of Attorney from officers and directors (contained on signature page).
     27.1  Financial Data Schedule.
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*   To be filed by amendment.

**  Previously filed.